



MAGNA

2008 ANNUAL REPORT

MAGNA

Company Overview

Magna, the most diversified global automotive supplier, designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks.

Our capabilities include:

- complete vehicle engineering and assembly
- body and chassis systems
- interior systems
- seating systems
- exterior systems
- roof systems
- powertrain systems
- vision systems
- electronic systems
- closure systems

Magna has approximately 74,350 employees in 240 manufacturing operations and 86 product development, engineering and sales centres in 25 countries.



Magna's mila ev electric concept vehicle.

Financial Highlights 2008


Sales
(U.S.$ Billions)
30
25
20
15
10
5
99 00 01 02 03 04 05 06 07 08


Operating Income
(U.S.$ Millions)
1,200
900
600
300
06 07 08


Net Income
(U.S.$ Millions)
800
600
400
200
06 07 08


Diluted Earnings Per Share
(U.S.$)
6.00
4.00
2.00
06 07 08

Global Operations

(As of December 2008)



Europe: Austria 16 9
Belgium 2
Czech Republic 3 1
England 10 2
France 4 4
Germany 35 15
Hungary 1
Ireland 1
Italy 3 2
Poland 4 1
Russia 1 1
Slovak Republic 3
Spain 4
Sweden 1
Turkey 1
North America: Canada 53 11
United States 50 18
Mexico 25 2
South America: Brazil 2 1
Africa: South Africa 3
Asia Pacific: China 16 6
India 1 3
Japan 5
Korea 3 2
Thailand 1
Manufacturing Operations: 240
Product Development, Engineering and Sales Centres: 86

Operating Principles

Magna's entrepreneurial corporate culture, highlighted in the principles shown here, is the reason for Magna's success and our greatest competitive advantage.

Decentralized Operating Structure
Magna's manufacturing divisions operate as independent profit centres aligned by geographic region in each of our product areas. This decentralized structure prevents bureaucracy and makes Magna more responsive to customer needs and changes within the global automotive industry, as well as within specific regions.

Employee Involvement
By keeping operating units relatively small and flexible, Magna fosters greater employee involvement and initiative. This environment also allows Magna to recognize and reward individuals' contributions and maintain open communication.

Entrepreneurial Managers
Entrepreneurial, hands-on managers with strong tooling, engineering and manufacturing backgrounds run Magna's divisions. Division managers are responsible for ensuring profitability, achieving customer satisfaction and upholding the principles of the Magna Employee's Charter.

Employee Profit Sharing and Ownership
Through the Equity Participation and Profit Sharing Program, eligible employees receive ten percent of Magna's qualifying annual profits before tax. As part-owners working in an environment where productivity is rewarded, Magna employees are motivated to produce quality products at competitive prices.

Total Number of Employees

(As of December 2008)



Europe – 28,600
North America – 40,550
South Africa – 100
South America – 700
Asia Pacific – 4,400

Magna's capabilities include:



Complete Vehicle Engineering and Assembly
Magna Steyr

- Engineering Services
- Complete Vehicle Production
- Innovative Systems & Modules (including batteries & energy storage systems)
- Fuel Systems



Body and Chassis Systems
Cosma International

- Body Systems
- Chassis Systems
- Technology, Engineering & Tooling Systems



Interior Systems
Decoma International

- Sidewall & Trim Systems
- Cockpit Systems
- Cargo Management Systems
- Overhead Systems
- Carpet & Loadspace Systems



Seating Systems
Magna Seating

- Complete Seating Solutions
- Seat Mechanism Systems



Exterior Systems
Decoma International

- Front & Rear End Fascia Systems
- Greenhouse & Sealing Systems
- Exterior Trim
- Vehicle Enhancement Packages
- Plastic Body Panels
- Engineered Glass



Roof Systems
Magna Car Top Systems

- Soft Tops
- Retractable Hard Tops
- Panoramic Sliding Roof Systems
- Removable Roof Systems
- Integrated Cargo Carriers



Powertrain Systems
Magna Powertrain

- Driveline & Chassis Control Systems
- Fluid Pressure & Controls
- Stampings
- Die Castings
- Engineering Services & System Integration



Vision Systems
Magna Mirrors

- Interior Mirrors
- Exterior Mirrors
- Actuators
- Electronic Vision Systems



Electronic Systems
Magna Electronics

- Driver Assistance & Safety Systems
- Intelligent Power Systems
- Body Electronics
- Lighting Systems
- Engine Electronics & Liquid Sensors



Closure Systems
Magna Closures

- Door Modules
- Window Systems
- Power Closure Systems
- Latching Systems
- Handle Assemblies
- Driver Controls

Magna International Inc.
Financial Review and Other Information
2008

Financial Review and Other Information



Frank Stronach
Chairman of the Board

The past year has been the most economically difficult year for the automotive industry that I have witnessed since the founding of Magna more than 50 years ago. It has also been one of the most challenging years that we have faced in the last 20 years.

The enormous meltdown in the global economy that began in 2008 and has spilled over to the current year was largely the result of a lack of sufficient regulations governing financial markets. However, I am optimistic that governments will act swiftly to put in place appropriate regulations and safeguards that will prevent another crisis like this from recurring. I am also optimistic that we will soon start to climb out of this recession and begin to see an improvement in the overall economy by 2010.

Naturally, this economic turmoil has taken a heavy toll on our sales and profits. It has also necessitated laying off workers, which has been a source of personal sadness to me. My greatest satisfaction as Magna's founder has been the creation of thousands of good jobs for workers throughout the world, and it is my hope that we will soon be able to grow once again so that we can rehire employees who have been affected. But the fact is, no one at Magna has been immune from the impact of this crisis. Our managers and senior executives have all seen reduced pay as a large portion of their compensation is tied to our profitability. And because everyone at Magna has a tangible stake in the company's financial success, we are all working together to restore profitability as quickly as possible. This profit-sharing principle has been, and will continue to be, one of Magna's great strengths.

Management's main responsibility is to ensure that Magna remains a viable and strong company in the face of this severe downturn. Over the years, we have run a tight ship and have avoided taking on excessive amounts of debt while gradually building our cash reserves to protect against a possible downturn. Although some investors urged us to expand more aggressively by borrowing money and depleting our cash reserves, we believe that we were prudent in avoiding this course of action. As a result, Magna is well positioned to make investments in strategic technologies and to expand our manufacturing footprint in emerging markets.

Even in the midst of this industry downturn, Magna continues to invest for the future and identify new areas of growth. We believe that there will be a large market for electric vehicles in the next decade, driven by growing demand for alternate energy vehicles. Magna is focused on developing a wide range of electric vehicle technologies and systems, and we are optimistic that this promising new segment of the automotive industry will increasingly contribute to our sales and profits in the years ahead.

In closing, I wish to thank our employees who are all working very hard to identify cost savings and enhance productivity. I also wish to thank our customers for turning to us for solutions in the areas of cost savings, fuel efficiencies, quality improvements and advancements in consumer convenience and safety. We are fully dedicated to achieving these goals.

I have no doubt that we can overcome the challenges before us. Our motivated people, our entrepreneurial culture, and our drive to develop innovative new products and technologies are key strengths that will enable Magna to come through these turbulent times stronger than ever. I firmly believe Magna remains a great company with a great future.



Frank Stronach
Chairman of the Board

The Magna Corporate Constitution

EMPLOYEE EQUITY AND PROFIT PARTICIPATION

Ten percent of Magna's qualifying profit before tax will be allocated to eligible employees. These funds will be used for the purchase of Magna shares in trust for eligible employees and for cash distributions to eligible employees, recognizing length of service.

SHAREHOLDER PROFIT PARTICIPATION

Magna will distribute, on average over a three-year period, not less than 20 percent of its annual net profit after tax to shareholders.

MANAGEMENT PROFIT PARTICIPATION

To obtain long-term contractual commitment, Magna provides a compensation arrangement to corporate management which allows for base salaries comparable to industry standards, plus incentive bonuses, in total, of up to six percent of its profit before tax.

RESEARCH AND DEVELOPMENT

Magna will allocate a minimum of seven percent of its profit before tax for research and development to ensure its long-term viability.

SOCIAL RESPONSIBILITY

Magna will allocate a maximum of two percent of its profit before tax for charitable, cultural, educational and political purposes to support the basic fabric of society.

MINIMUM PROFIT PERFORMANCE

Management has an obligation to produce a profit. If Magna does not generate a minimum after-tax return of four percent on share capital for two consecutive years, Magna's Class A shareholders, voting as a class, will have the right to elect additional directors.

UNRELATED INVESTMENTS

Magna Class A and Class B shareholders, with each class voting separately, will have the right to approve any investment in an unrelated business in the event such investment together with all other investments in unrelated businesses exceeds 20 percent of Magna's equity.

BOARD OF DIRECTORS

Magna believes that outside directors provide independent counsel and discipline. A majority of the members of Magna's Board of Directors will be outsiders.

CONSTITUTIONAL AMENDMENTS

A change to Magna's Corporate Constitution will require the approval of its Class A and Class B shareholders, with each class voting separately.

Magna's Corporate Constitution publicly declares and defines the rights of employees and investors to participate in our profits and growth while also imposing certain disciplines on management. These features strike a balance between employees, investors and management while allowing us to maintain an entrepreneurial environment that encourages productivity.

Magna is a public company with two classes of shares: a Class B share which carries a multiple vote, held by management and its associates, and a Class A Subordinate Voting share for investors and employees which carries a single vote. This share structure has been in place since 1978 and enables management to have operating control of Magna on a day-to-day basis, provided it adheres to the Corporate Constitution.

The simplified summary of Magna's Corporate Constitution (above) is qualified by the actual text of the Corporate Constitution as contained in Magna's Articles of Incorporation.

The Magna Employee's Charter

Magna is committed to an operating philosophy which is based on fairness and concern for people. This philosophy is part of Magna's Fair Enterprise culture in which employees and management share in the responsibility to ensure the success of the company. It includes these principles:

Job Security

Being competitive by making a better product for a better price is the best way to enhance job security. Magna is committed to working together with you to help protect your job security. To assist you, Magna will provide:

• Job Counselling • Training • Employee Assistance Programs

A Safe and Healthful Workplace

Magna strives to provide you with a working environment which is safe and healthful.

Fair Treatment

Magna offers equal opportunities based on an individual's qualifications and performance, free from discrimination or favouritism.

Competitive Wages and Benefits

Magna will provide you with information which will enable you to compare your total compensation, including total wages and total benefits, with those earned by employees of your competitors, as well as with other plants in your community. If your total compensation is found not to be competitive, then your wages will be adjusted.

Employee Equity and Profit Participation

Magna believes that every employee should share in the financial success of the company.

Communication and Information

Through regular monthly meetings between management and employees and through publications, Magna will provide you with information so that you will know what is going on in your company and within the industry.

The Hotline

Should you have a problem, or feel the above principles are not being met, we encourage you to call the Hotline or use the self-addressed Hotline Envelopes to register your complaints. You do not have to give your name, but if you do, it will be held in strict confidence. Hotline Investigators will answer your call. The Hotline is committed to investigate and resolve all concerns or complaints and must report the outcome to Magna's Global Human Resources Department.

Employee Relations Advisory Board

The Employee Relations Advisory Board is a group of people who have proven recognition and credibility relating to humanitarian and social issues. This Board will monitor, advise and ensure that Magna operates within the spirit of the Magna Employee's Charter and the principles of Magna's Corporate Constitution.



Donald J. Walker
Co-Chief Executive Officer



Siegfried Wolf
Co-Chief Executive Officer



Vincent J. Galifi
Executive Vice-President and Chief Financial Officer

Operations Overview

2008 was one of the worst years in recent history for the automotive industry. Global economic conditions, including weakening economies and a severe credit crisis, negatively impacted every major automotive market in the second half of 2008. As a result, global annual automotive sales and production both declined in 2008 for the first time in many years.

Light vehicle production declined 16% in North America to 12.6 million units - marking the sixth straight year of lower production – and 8% in Europe to 14.6 million units. These production declines reflect the significant reductions in vehicle demand in these markets, particularly during the last quarter of the year.

The contraction in automotive sales and production negatively impacted 2008 financial results of essentially all automotive companies, including Magna. We did, however, manage to post a modest net income of $71 million and cash flow from operations of $1.1 billion, despite a 9% decline in total sales to $23.7 billion.

Despite some slowing in the latter part of the year, in 2008 our sales outside of North America and Europe increased 21% to $611 million, and earnings before interest and taxes outside of North America and Europe increased 60% to $32 million, reflecting our continued efforts to expand our geographic reach outside of our traditional markets.

With net cash of $1.5 billion at the end of 2008, Magna is not only well positioned to weather the industry downturn, but is also in a strong position to capitalize on opportunities for new programs, takeover business, and acquisitions.

Many automotive suppliers have been weakened in the past few years by a combination of factors, including lower volumes in North America and Europe, rising commodity costs and continued customer pricing pressures. The automotive supply base has been further weakened recently by the severe downturn in global automotive production. This represents both an opportunity for us, given our strong financial condition and open capacity, as well as a risk, to the extent that our own Tier 2 supply base is negatively impacted.

The following are some major highlights in 2008 that have helped to position Magna for continued long-term growth:

- We were awarded three major assembly contracts to build new vehicles at our Magna Steyr assembly facility in Graz, Austria. We won the contract to assemble Peugeot's new 308 RC Z coupe model. It is our first complete vehicle program for PSA Peugeot Citroën, with assembly scheduled to start later this year. We were also awarded the Boxster and Cayman sports cars from Porsche AG, which are scheduled to launch in 2012. And in early 2010 we will begin assembling the Rapide, a new four-door luxury sport sedan, for Aston Martin. This will mark the first time that an Aston Martin vehicle will be made outside Britain.

- We acquired Ogihara America Corporation's stamping and sub-assembly plant in Birmingham, Alabama. The 460,000-square-foot plant supplies Mercedes-Benz in nearby Tuscaloosa, Alabama and helps to further diversify our customer base in North America.

- We acquired Technoplast, a Russian supplier of plastic exterior and interior components located in Nizhny Novgorod, Russia. The acquisition expands our capabilities in the growing Russian market, positioning Magna to grow with both the Russian and international OEMs in the region.

- We acquired BluWāv Systems LLC, a leading developer and supplier of electric and energy-management systems for hybrid electric vehicles, plug-in hybrid vehicles and battery electric vehicles. The acquisition will enhance our position in developing and supplying components and systems to the emerging market for electric and hybrid vehicles.

- We announced a partnership with Ford Motor Company to bring a zero-emission, lithium-ion battery electric vehicle to the market in 2011. The compact car will be a key vehicle in Ford's electrification strategy. We will be responsible for providing critical components for the vehicle, and will also play a key role in the engineering required to integrate the electric propulsion system and other new systems into the vehicle architecture. This partnership clearly positions Magna at the forefront of one of the most significant trends in the global automotive industry and demonstrates our commitment to industry-leading innovation in materials, processes and products.

- We announced the opening of a number of new facilities in Asia, including an engineering and development centre in Changchun, China; a state-of-the-art stamping facility in Shanghai, China; and a stamping facility in Pune, India.

- We won a number of major supplier awards from customers around the world, including a General Motors 2008 Supplier Recognition Award given to Decoma, which was one of only 10 suppliers out of 3,000 globally to be honoured. We also received eight Honda North America supplier awards for outstanding quality and overall performance, and three awards from Toyota, including two Quality Awards and a Launch Award. Other awards included Cosma receiving a Best Supplier Award from PSA Peugeot Citroën and Magna Car Top Systems receiving GM's Supplier Recognition Award for outstanding performance. In addition to these awards, Magna Steyr was recognized as a partner in Chrysler LLC's innovative Toledo Supplier Park, which was named in The Harbour Report 2008 as the best-performing assembly plant in North America.

Going Forward

We anticipate that 2009 will be even more difficult than 2008 for the automotive industry, particularly in North America and Europe. As a result of the unprecedented challenges facing the global automotive industry, including very weak automotive sales and vehicle production, our sales and profitability will continue to be negatively affected.

However, we are taking further restructuring actions, including overhead reductions and plant rationalizations, in order to mitigate the impacts of this downturn. We have, and continue to, aggressively cut back on all spending and remain disciplined with our cash reserves in order to ensure that we have the resources needed to support customer programs.

Despite the negative near-term outlook, we continue to invest in new technologies and programs to ensure Magna's long-term growth and profitability in the years ahead for the benefit of our customers, employees and shareholders, and we remain well positioned to further grow our business in new markets.

In closing, we would like to thank our employees, who are helping us weather the severe industry downturn by cutting costs, improving productivity and finding efficiencies. They remain focused on helping our customers during this unprecedented period of industry turmoil. We also wish to thank our shareholders for their continued confidence in our efforts to create long-term value for all stakeholders. We believe that Magna will emerge as an even stronger, more competitive and more dynamic company once our industry recovers.

Donald J. Walker
Co-Chief Executive Officer

Siegfried Wolf
Co-Chief Executive Officer

Vincent J. Galifi
Executive Vice-President
and Chief Financial Officer

Management's Discussion and Analysis of Results of Operations and Financial Position

All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008 which are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") as well as the "Forward-Looking Statements" on page 38.

This MD&A has been prepared as at March 6, 2009.

OVERVIEW

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at December 31, 2008, we had 240 manufacturing divisions and 86 product development, engineering and sales centres in 25 countries.

Our operations are segmented on a geographic basis between North America, Europe and Rest of World (primarily Asia, South America and Africa). A Co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment.

HIGHLIGHTS

2008 was a difficult year for the global automotive industry. The year began with the expectation of continued global growth in vehicle sales and production. However global economic conditions, including weakening economies and a severe credit crisis, affected every major automotive market in the second half of 2008. This led to the first annual decline in global automotive sales and production in several years.

The contraction in automotive sales and production negatively impacted the financial results and condition of essentially all industry participants. Many of the world's largest OEMs, including the Detroit 3, have asked for some measure of government assistance, in some cases in order to avert the imminent need to file for bankruptcy protection. General Motors and Chrysler have each received several billion dollars in loans from the U.S. Government, and each has requested several billion dollars more in the near term. Toyota, the world's largest OEM by vehicle sales, recently announced that it would post its first annual operating loss in 70 years. Many other large OEMs have reported or expect to report annual operating losses.

In North America, light vehicle production ("production") declined for the sixth straight year, to 12.6 million units. The rate of decline accelerated in the second half of 2008, with production down 22%, relative to the second half of 2007. For the Detroit 3, the production decline has been compounded by a shift in consumer preferences away from certain light trucks, as well as continued market share erosion. In the second half of 2008, Detroit 3 trucks, excluding cross-over utility vehicles, declined 44% relative to the second half of 2007. The Detroit 3 have been adjusting their assembly capacity, particularly in North America, and have announced that they will continue to do so to offset the impacts of vehicle segment shifts and market share losses.

The decline in North American production reflects the significant decline in vehicle sales, which in the fourth quarter of 2008 dropped to annualized sales levels not seen in more than 25 years. The deteriorating U.S. economy, low consumer confidence and limited availability of financing for automotive consumers were among the largest drivers of the decline in North American automotive sales.

Certain of the conditions affecting North America have similarly impacted many other automotive markets. In particular, Western European automotive sales declined approximately 16% in 2008, with year-over-year rates of decline of 17%, 23% and 25%, in each of the last three months of 2008, respectively. Western European production declined 8% for 2008, but 26% in the fourth quarter of the year.

While 2008 was a difficult year for the industry, 2009 is expected to be even worse. Most industry observers expect light vehicle sales and production in most large automotive markets to be considerably weaker in 2009 than 2008. The first half of 2009 is expected to be particularly challenging, as many OEMs struggle to reduce dealer inventories.

Our financial results have been negatively impacted by the declines in production, especially in North America and Western Europe. In addition, in North America we have been negatively impacted both by the shift away from certain light trucks, on which we have relatively high average content, and by OEM capacity adjustments, of the Detroit 3. We have been taking actions to offset the production declines and capacity reductions, including:

- reducing our own capacity to adapt to the prevailing industry conditions;
- consolidating, closing or selling a number of facilities, particularly in North America;
- reducing discretionary spending across the organization, and
- reducing or deferring capital spending to the extent reasonably possible.

As a result of our capacity reduction actions, we have incurred considerable restructuring charges in 2008, and expect to incur additional charges in 2009. We have also recorded impairment charges, reflecting the decline in value of certain of our long-lived assets.

Despite our actions, we have not been able to reduce costs at the rate that production has declined, nor do we believe it is prudent to capacitize our business for current levels of production. As a result, our sales and earnings have been, and at least in the short term will continue to be, negatively impacted by the current automotive environment.

The bankruptcy of one or more of our major customers remains a significant negative risk to our business, including our results from operations, financial condition and cash flow, although the extent of risk is difficult to estimate. Two of our largest customers in North America, General Motors and Chrysler have indicated that they require additional U.S. Government loans in the near term, and each has considerable execution risks, involved in their financial and operational restructuring, particularly given the present level of uncertainty in the industry.

2009 is expected to include massive global industry restructuring, involving a number of OEMs and auto suppliers. With our strong balance sheet position and cash flow, we believe in the medium term we may benefit from potential industry changes, including supplier consolidation. Beyond 2009, we expect the global auto industry to return to growth, and we anticipate that with the actions we are taking in our traditional markets, together with our planned growth in new markets, we will remain a key supplier to the auto industry.

FINANCIAL RESULTS SUMMARY

During 2008, we posted sales of $23.7 billion, a decrease of 9% from 2007. This lower sales level was a result of decreases in our North American production sales and complete vehicle assembly sales, offset in part by increases in our European and Rest of World production sales and tooling, engineering and other sales. Comparing 2008 to 2007:

- North American average dollar content per vehicle increased 1%, while vehicle production declined 16%;
- European average dollar content per vehicle increased 12%, while vehicle production declined 8%; and
- Complete vehicle assembly sales decreased 18% to $3.3 billion from $4.0 billion and complete vehicle assembly volumes declined 37% to approximately 125 thousand units.

During 2008, we generated operating income of $328 million compared to $1.15 billion for 2007. Excluding the unusual items recorded in 2008 and 2007, as discussed in the "Unusual Items" section below, operating income for 2008 decreased $618 million or 52% primarily due to decreased margins earned on reduced sales as a result of significantly lower production volumes, in particular on many high content programs in North America. In addition, the remaining decrease in operating income was due to:

- operational inefficiencies and other costs at certain facilities;
- decreased margins earned on lower volumes for certain assembly programs;
- accelerated amortization of deferred wage buydown assets at a powertrain systems facility in the United States;
- increased commodity costs;
- an additional impairment of our investments in asset-backed commercial paper ("ABCP"), as discussed in the "Cash Resources" section below;
- costs incurred in the preparation for upcoming launches or for programs that have not fully ramped up production;
- costs associated with electric vehicle development; and
- incremental customer price concessions.

These factors were partially offset by:

- productivity and efficiency improvements at certain divisions;
- the benefit of restructuring activities during or subsequent to 2007;
- lower employee profit sharing;
- lower incentive compensation;
- a favourable settlement on research and development incentives;
- increased margins earned on production programs that launched during or subsequent to 2007;
- an increase in reported U.S. dollar operating income due to the strengthening of the euro, against the U.S. dollar;
- a favourable revaluation of warranty accruals; and
- incremental margin earned related to acquisitions completed during 2008.

During 2008, we generated net income of $71 million compared to $663 million for 2007. Excluding the unusual items recorded in 2008 and 2007, as discussed in the "Unusual Items" section below, net income for 2008 decreased $462 million or 55%. The decrease in net income was as a result of the decrease in operating income partially offset by lower income taxes.

During 2008, diluted earnings per share was $0.62 compared to $5.86 for 2007. Excluding the unusual items recorded in 2008 and 2007, as discussed in the "Unusual Items" section below, diluted earnings per share for 2008 decreased $4.10 or 55%. The decrease in diluted earnings per share is primarily as a result of the decrease in net income. The weighted average number of diluted shares outstanding during 2008 was substantially unchanged from 2007, decreasing by 0.2 million shares. The additional Class A Subordinate Voting Shares issued in 2007 related to the arrangement (the "Arrangement") with Russian Machines were offset by the repurchase and cancellation of Class A Subordinate Voting Shares under the terms of our Substantial Issuer Bid, which was fully completed in 2007, as well as our ongoing Normal Course Issuer Bids and the reduced number of shares included with respect to the Convertible Subordinated Debentures in 2008, since the inclusion of those shares would have been anti-dilutive in 2008.

UNUSUAL ITEMS

During 2008 and 2007, we recorded certain unusual items as follows:

	2008			2007		
	Operating Income	**Net Income**	**Diluted Earnings per Share**	Operating Income	Net Income	Diluted Earnings per Share
Fourth Quarter						
Impairment charges (1)	**$ (16)**	**$ (16)**	**$ (0.15)**	$ (34)	$ (26)	$ (0.22)
Restructuring charges (1)	**(80)**	**(56)**	**(0.50)**	(17)	(12)	(0.10)
Foreign currency gain (2)	**—**	**—**	**—**	19	17	0.14
Valuation allowance on future tax assets (3)	**—**	**—**	**—**	—	(115)	(0.97)
Future tax charge (3)	**—**	**—**	**—**	—	(8)	(0.06)
Total fourth quarter unusual items	**(96)**	**(72)**	**(0.65)**	(32)	(144)	(1.21)
Third Quarter						
Impairment charges (1)	**(258)**	**(223)**	**(2.00)**	—	—	—
Restructuring charges (1)	**(4)**	**(4)**	**(0.04)**	(8)	(5)	(0.05)
Foreign currency gain (2)	**116**	**116**	**1.04**	7	7	0.06
Valuation allowance on future tax assets (3)	**—**	**(123)**	**(1.10)**	—	—	—
Future tax charge (3)	**—**	**—**	**—**	—	(40)	(0.35)
Sale of facility (4)	**—**	**—**	**—**	(12)	(7)	(0.06)
Sale of property (4)	**—**	**—**	**—**	36	30	0.27
Total third quarter unusual items	**(146)**	**(234)**	**(2.10)**	23	(15)	(0.13)
Second Quarter						
Impairment charges (1)	**(9)**	**(7)**	**(0.06)**	(22)	(14)	(0.12)
Restructuring charges (1)	**—**	**—**	**—**	(14)	(10)	(0.09)
Total second quarter unusual items	**(9)**	**(7)**	**(0.06)**	(36)	(24)	(0.21)
Total year to date unusual items	**$ (251)**	**$ (313)**	**$ (2.75)**	$ (45)	$ (183)	$ (1.61)

(1) Restructuring and Impairment Charges

During 2008 and 2007, we recorded impairment charges as follows:

	2008		2007	
	Operating Income	**Net Income**	Operating Income	Net Income
Fourth Quarter				
North America	**$ 12**	**$ 12**	$ 22	$ 14
Europe	**4**	**4**	12	12
Total fourth quarter impairment charges	**16**	**16**	34	26
Third Quarter				
North America	**258**	**223**	—	—
Second Quarter				
North America	**5**	**3**	22	14
Europe	**4**	**4**	—	—
Total second quarter impairment charges	**9**	**7**	22	14
Total year to date impairment charges	**$ 283**	**$ 246**	$ 56	$ 40

[a] For the year ended December 31, 2008

Impairment Charges

Historically, we completed our annual goodwill and long-lived asset impairment analyses in the fourth quarter of each year. However, as a result of the significant and accelerated declines in vehicle production volumes, primarily in North America, we reviewed goodwill and long-lived assets for impairment during the third quarter of 2008.

However, as a result of further declines in vehicle production volumes, during the fourth quarter of 2008 we once again completed our goodwill and long-lived asset impairment analyses. Based on these analyses, during 2008 we recorded long-lived asset impairment charges of $283 million, related primarily to our powertrain, and interior and exterior systems operations in the United States and Canada. No goodwill impairment charge was recorded during 2008 or 2007. However, we determined that goodwill could potentially be impaired at our powertrain North America reporting unit. Therefore, as required by GAAP, we made a reasonable estimate of the goodwill impairment by determining the implied fair value of goodwill in the same manner as if we had acquired the reporting unit as at year end. Our best estimate is that goodwill is not impaired; however, any adjustment to the estimated impairment charge based on finalization of the impairment analysis will be recorded during 2009. Due to the judgment involved in determining the fair value of the reporting unit's assets and liabilities, the final amount of the goodwill impairment charge, if any, could differ from those estimated.

At our powertrain operations, particularly at a facility in Syracuse, New York, asset impairment charges of $189 million were recorded primarily as a result of the following factors:

- a dramatic market shift away from truck programs, in particular four wheel drive pick-up trucks and SUVs;
- excess die-casting, machining and assembly capacity; and
- historical losses that are projected to continue throughout our business planning period.

At our interiors and exteriors operations, we recorded $74 million of asset impairment charges primarily as a result of the following factors:

- significantly lower volumes on certain pick-up truck and SUV programs;
- the loss of certain replacement business;
- capacity utilization that is not sufficient to support the current overhead structure; and
- historical losses that are projected to continue throughout our business planning period.

Additionally, in North America we recorded asset impairment charges of $12 million related to dedicated assets at a chassis systems facility in Canada and a seating systems facility in the United States. In Europe, we recorded an $8 million asset impairment related to specific assets at an interior systems facility in the United Kingdom and specific assets at a powertrain facility in Austria.

Restructuring Charges
During 2008, we recorded restructuring and rationalization costs of $84 million in North America.

These restructuring and rationalization costs were primarily recorded during the fourth quarter of 2008 and relate to: (i) the consolidation of interiors and exteriors operations in Canada and the United States; (ii) the closure of a seating systems facility in St. Louis; (iii) the consolidation of closure systems operations in Canada; and (iv) the consolidation of our powertrain die casting operations in Canada and the United States.

During 2008, we also incurred costs related to downsizing various operations.

In addition, we expect to incur additional restructuring and rationalization charges during 2009 in the range of $40 million to $60 million related to activities that were initiated in 2008.

[b] For the year ended December 31, 2007

Impairment Charges
In North America, we recorded asset impairments of $44 million related to an interior systems facility in the United States and certain powertrain facilities in the United States and Canada. The asset impairments were recorded as a result of: (i) ceasing operations and/or use of certain assets at two powertrain facilities; and (ii) losses that were projected to be incurred throughout the business planning period based on existing and projected sales levels.

In addition, due to recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects, during 2007 we recorded asset impairments of $12 million relating to certain assets and facilities in Germany, Austria, the Czech Republic and Spain.

Restructuring Charges
During 2007, we recorded restructuring and rationalization charges of $39 million in North America and Europe.

In North America, we recorded $35 million of restructuring and rationalization charges related to: (i) the closure of exterior systems facilities in Canada and the United States; (ii) the consolidation of powertrain facilities in Canada; (iii) the closure of a mirror facility in the United States; and (iv) the closure of a stamping facility in the United States.

In Europe, we recorded restructuring charges of $4 million related to the closure of a sunvisors facility in Spain.

(2) Foreign Currency Gains

In the normal course of business, we review our cash investment and tax planning strategies, including where such funds are invested. As a result of these reviews, during 2008 and 2007 we repatriated funds from Europe and as a result recorded foreign currency gains of $116 million and $26 million, respectively.

(3) Income Taxes

[a] For the year ended December 31, 2008

During the third quarter of 2008, we recorded a $123 million charge to establish valuation allowances against the remaining future tax assets in the United States.

Accounting standards require that we assess whether valuation allowances should be established against our future income tax assets based on the consideration of all available evidence using a "more likely than not" standard. The factors we use to assess the likelihood of realization are our past history of earnings, forecast of future taxable income, and available tax planning strategies that could be implemented to realize the future tax assets. The valuation allowances were required in the United States based on:

- historical consolidated losses at our U.S. operations that are expected to continue in the near-term;
- the accelerated deterioration of near-term automotive market conditions in the United States as discussed above; and
- significant and inherent uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these future tax assets.

[b] For the year ended December 31, 2007

Based on the accounting standards discussed above, during the fourth quarter of 2007 we determined that valuation allowances against certain of our future tax assets in the United States were required. Accordingly, we recorded a $115 million valuation allowance against these future tax assets.

Also during 2007, we recorded a $53 million charge to future income tax expense as a result of an alternative minimum tax introduced in Mexico, offset in part by a $5 million future income tax recovery related to decreases in enacted tax rates in Canada.

(4) Other Unusual Items

During 2007, we entered into an agreement to sell one underperforming exterior systems facility in Europe and as a result, incurred a loss on disposition of the facility of $12 million. Also during 2007, we disposed of land and building in the United Kingdom and recorded a gain on disposal of $36 million.

INDUSTRY TRENDS AND RISKS

A number of trends continue to have a significant impact on the global automotive industry and our business, including:

- a precipitous drop in global light vehicle production and sales, particularly since September 2008;
- the restructuring of the global automotive industry and the growing risk of OEM insolvency proceedings;
- significant government financial intervention in the global automotive and financial services industries;
- the accelerated deterioration of the financial condition of the automotive supply base and the corresponding increase in our operational and financial exposure as many of these suppliers could become bankrupt, insolvent or cease operations;
- the continued exertion of significant pricing pressure by OEMs;
- increasing governmental intervention in the global automotive industry, particularly fuel economy and emissions regulations;
- increasing government incentives and consumer demand for more fuel-efficient and environmentally-friendly vehicles with alternative-energy fuel systems and additional safety features;
- the growth of the automotive industry in China, Thailand, India, Russia, Brazil and other low cost countries, and the migration of component and vehicle design, development, engineering and manufacturing to certain of these lower cost countries;
- the growth of the A to D vehicle segments (micro to mid-size cars), particularly in emerging markets; and
- the continued consolidation of vehicle platforms.

The following are some of the more significant risks that could affect our ability to achieve our desired results:

- We are in the midst of a significant global recession. Current conditions are causing tremendous global economic uncertainty, thus subjecting us to significant planning risk with respect to our business. We cannot predict when the recession will end or what our prospects will be once the recession has ended and markets resume to more normal conditions. The continuation of current economic conditions for an extended period of time could have a material adverse effect on our profitability and financial condition.
- While we believe we have sufficient liquidity to survive the current recession, the recession may last longer and/or be more severe than we currently anticipate. The continuation of current economic conditions for an extended period of time could have a material adverse effect on our profitability and financial condition.
- While the global automotive industry is cyclical and is currently experiencing a significant downturn, a number of characteristics of the current downturn have made it more severe than prior ones, including the disruption of global credit markets since September 2008 and the corresponding reduction in access to credit, particularly for purposes of vehicle financing, the deterioration of housing and equity markets and the resulting erosion of personal net worth, all of which have led to extremely low U.S. Consumer confidence, which has a significant impact on consumer demand for vehicles. Automotive sales have dropped precipitously and accordingly production has been cut drastically in order to reflect the current, historically low level of demand for vehicles. The continuation of current or lower production volumes and sales levels for an extended period of time could have a material adverse effect on our profitability.

- In light of the continuing global recession and its pronounced impact on the automotive industry, governments in various countries have announced or provided financial assistance to OEMs. Governments have attached or may attach stringent conditions to this financial support, including conditions relating to specific restructuring actions such as plant rationalizations, labour reductions, sale or wind-down of vehicle brands, elimination of production and/or other cost-cutting initiatives. There is no assurance that government financial intervention in the automotive industry will be successful to prevent the bankruptcy of one or more OEMs. Since governmental financial intervention in the automotive industry is still at an early stage, it is not yet possible to assess the potential impact on us, however, the bankruptcy of any of our major customers could have a material adverse effect on our profitability and financial condition.

- Some of our traditional customers, particularly the Detroit 3 OEMs, are currently at risk of insolvency. Notwithstanding any government assistance that has been or may be extended to any of our major customers, such customers may seek bankruptcy protection in order to restructure their business and operations. On February 20, 2009, Saab filed for court supervised reorganization. Since OEMs rely on a highly interdependent network of suppliers, an OEM bankruptcy could have a "domino effect", causing multiple supplier bankruptcies and thus the complete seizure of the automotive industry for a prolonged period of time, all of which would have a material adverse effect on our profitability and financial condition.

- We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. Economic conditions, production volume cuts, intense pricing pressures and other factors have left many automotive suppliers in varying degrees of financial distress. The insolvency or bankruptcy of any such supplier could disrupt the supply of components to us or our customers, potentially causing the temporary shut-down of our or our customers' production lines. Any prolonged disruption in the supply of critical components to us or our customers, the inability to re-source or insource production of a critical component from a financially distressed automotive components sub-supplier, or any temporary shut-down of one of our production lines or the production lines of one of our customers, could have a material adverse effect on our profitability. Additionally, the insolvency, bankruptcy or financial restructuring of any of our critical suppliers could result in us incurring unrecoverable costs related to the financial work-out of such suppliers and/or increased exposure for product liability, warranty or recall costs relating to the components supplied by such suppliers to the extent such supplier is not able to assume responsibility for such amounts, which could have an adverse effect on our profitability.

- In response to current industry conditions, it is likely that we may further rationalize some of our production facilities. In the course of such rationalization, we will incur further restructuring and/or downsizing costs related to plant closings, relocations and employee severance costs. Such costs could have an adverse effect on our short-term profitability. In addition, we are working to turn around financially underperforming divisions, however, there is no guarantee that we will be successful in doing so with respect to some or all such divisions.

- We recorded significant impairment charges related to future tax assets and fixed assets in recent years and may continue to do so in the future. The bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, or delay in the implementation of any significant production contract could be indicators of impairment. In particular, at December 31, 2008 we determined that goodwill could potentially be impaired at our Powertrain North America reporting unit. Our current best estimate is that goodwill is not impaired. However, to the extent that forward-looking assumptions regarding the impact of improvement plans on current operations, insourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes are not met, any resulting impairment loss could have a material adverse effect on our profitability.

- We continue to invest in technology and innovation, including certain alternative-energy technologies which we believe will be integral in coming years. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products on a timely basis using such technologies will be a significant factor in our ability to remain competitive. If there is a shift away from the use of such technologies, our costs may not be fully recovered. In addition, if other technologies in which our investment is not as great or our expertise is not as developed emerge as the industry leading technologies, we may be placed at a competitive disadvantage, which could have a material adverse effect on our profitability and financial condition.

- Although we supply parts to all of the leading OEMs, a significant majority of our sales are to five such customers, two of which are in need of further government assistance due to their financial condition. While we have diversified our customer base somewhat in recent years and continue to attempt to further diversify, particularly to increase our business with Asian-based OEMs, there is no assurance we will be successful. Our inability to successfully grow our sales to non-traditional customers could have a material adverse effect on our profitability.

- While we supply parts for a wide variety of vehicles produced in North America and Europe, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market share among vehicles (including shifts away from vehicles we assemble or shifts away from specific parts we produce) or the early termination, loss, renegotiation of the terms of, or delay in, the implementation of any significant production or assembly contract could have a material adverse effect on our profitability.

- acquisitions completed subsequent to 2007, including:
  - a substantial portion of Plastech Engineered Products Inc.'s ("Plastech") exteriors business; and
  - a stamping and sub-assembly facility in Birmingham, Alabama from Ogihara America Corporation ("Ogihara");
- increased production and/or content on certain programs, including the Chevrolet Cobalt and Pontiac G5; and
- an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar.

These factors were partially offset by:

- the impact of lower production and/or content on certain programs, including:
  - GM's full-size pickups and SUVs;
  - the Ford Explorer and Mercury Mountaineer;
  - the Ford Edge and Lincoln MKX;
  - the Ford F-Series SuperDuty;
  - the Chevrolet Equinox and Pontiac Torrent;
  - the Hummer H3; and
  - the Dodge Nitro;
- programs that ended production during or subsequent to 2007, including the Chrysler Pacifica; and
- incremental customer price concessions.

External Production Sales - Europe

External production sales in Europe increased 2% or $153 million to $7.1 billion for 2008 compared to $6.9 billion for 2007. This increase in production sales reflects a 12% increase in our European average dollar content per vehicle partially offset by an 8% decrease in European vehicle production volumes.

Our average dollar content per vehicle grew by 12% or $51 to $486 for 2008 compared to $435 for 2007, primarily as a result of:

- the launch of new programs during or subsequent to 2007, including:
  - the Volkswagen Tiguan; and
  - the MINI Clubman;
- an increase in reported U.S. dollar sales primarily due to the strengthening of the euro against the U.S. dollar; and
- increased production and/or content on certain programs, including:
  - the Mercedes-Benz C-Class;
  - the Volkswagen Transporter; and
  - the smart fortwo.

These factors were partially offset by:

- the impact of lower production and/or content on certain programs, including:
  - the BMW X3; and
  - the MINI Cooper;
- the sale of certain facilities during or subsequent to 2007;
- programs that ended production during or subsequent to 2007, including the Chrysler Voyager; and
- incremental customer price concessions.

External Production Sales - Rest of World

External production sales in Rest of World increased 25% or $104 million to $0.5 billion for 2008 compared to $0.4 billion for 2007. The increase in production sales is primarily as a result of:

- the launch of new programs in South Africa and China during or subsequent to 2007;
- increased production and/or content on certain programs in China and Brazil; and
- an increase in reported U.S. dollar sales as a result of the strengthening of the Brazilian real and Chinese Renminbi, each against the U.S. dollar.

These factors were partially offset by a decrease in reported U.S. dollar sales as a result of the weakening of the Korean Won against the U.S. dollar.

Complete Vehicle Assembly Sales

The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of goods sold. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.

Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis, also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of goods sold, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

	2008	2007	Change
Complete Vehicle Assembly Sales	**$ 3,306**	$ 4,008	- 18%
Complete Vehicle Assembly Volumes *(Units)*			
Full-Costed:			
BMW X3, Mercedes-Benz G-Class, and Saab 9[3] Convertible	**97,229**	131,056	- 26%
Value-Added:			
Jeep Grand Cherokee, Chrysler 300, Chrysler Voyager, and Jeep Commander	**28,207**	68,913	- 59%
	125,436	199,969	- 37%

Complete vehicle assembly sales decreased 18% or $0.7 billion to $3.3 billion for 2008 compared to $4.0 billion for 2007 while assembly volumes decreased 37% or 74,533 units. The decrease in complete vehicle assembly sales was primarily as a result of:

- a decrease in assembly volumes for the BMW X3, Saab 9[3] Convertible, Chrysler 300, Jeep Commander and Grand Cherokee; and
- the end of production of the Chrysler Voyager at our Graz assembly facility in the fourth quarter of 2007.

These factors were partially offset by:

- an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar; and
- higher assembly volumes for the Mercedes-Benz G-Class.

Tooling, Engineering and Other

Tooling, engineering and other sales increased 7% or $121 million to $1.86 billion for 2008 compared to $1.74 billion for 2007.

In 2008, the major programs for which we recorded tooling, engineering and other sales were:

- the MINI Cooper, Clubman and Crossman;
- the BMW Z4, X3 and 1-Series;
- GM's full-size pickups;
- the Cadillac SRX and Saab 9-4X;
- the Mazda 6;
- the Porsche 911 / Boxster;
- the Mercedes-Benz M-Class;
- the Chevrolet Equinox, Pontiac Torrent and Suzuki XL7;
- the Ford F-Series;
- the Lincoln MKS; and
- the Audi A5.

In 2007, the major programs for which we recorded tooling, engineering and other sales were:

- GM's full-size pickups;
- the Ford Flex;
- the BMW X3, Z4, 1-Series and 3-Series programs;

These factors were partially offset by:

- lower affiliation fees paid to corporate;
- the benefit of restructuring activities during or subsequent to 2007;
- productivity and efficiency improvements at certain facilities;
- a favourable settlement on research and development incentives;
- lower incentive compensation;
- lower employee profit sharing;
- incremental margin earned on new programs that launched during or subsequent to 2007; and
- incremental margin earned related to the acquisitions from Ogihara and Plastech.

Europe

EBIT in Europe decreased 33% or $118 million to $241 million for 2008 compared to $359 million for 2007. Excluding the European unusual items discussed previously in the "Unusual Items" section, the $102 million decrease in EBIT was primarily as a result of:

- lower margins earned as a result of a decrease in vehicle production volumes for certain programs including the end of production of the Chrysler Voyager at our Graz assembly facility in the fourth quarter of 2007;
- operational inefficiencies and other costs at certain facilities;
- costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
- costs incurred to develop and grow our electronics capabilities; and
- incremental customer price concessions.

These factors were partially offset by:

- productivity and efficiency improvements at certain facilities, in particular at certain interior systems facilities;
- lower employee profit sharing;
- the benefit of restructuring activities during or subsequent to 2007;
- a favourable revaluation of warranty accruals;
- an increase in reported U.S. dollar EBIT as a result of the strengthening of the euro against the U.S. dollar;
- increased margins earned on production programs that launched during or subsequent to 2007;
- lower affiliation fees paid to corporate; and
- lower incentive compensation.

Rest of World

Rest of World EBIT increased $12 million to $32 million for 2008 compared to $20 million for 2007. The increase in EBIT was primarily as a result of:

- increased sales; and
- productivity and efficiency improvements at certain facilities, primarily in China.

These factors were partially offset by costs incurred at new facilities, primarily in China as we continue to grow in this market.

Corporate and Other

Corporate and Other EBIT increased $76 million to $99 million for 2008 compared to $23 million for 2007. Excluding the Corporate and Other unusual items discussed previously in the "Unusual Items" section, the $37 million decrease in EBIT was primarily as a result of:

- a decrease in affiliation fees earned from our divisions;
- the $41 million (2007 - $12 million) write-down of our investment in ABCP as discussed in the "Cash Resources" section below;
- costs associated with electric vehicle development; and
- higher charitable and social contributions.

These factors were partially offset by:

- lower incentive compensation; and
- decreased stock-based compensation costs.

Interest Income, Net

Net interest income of $62 million for 2008 remained unchanged compared to 2007. Lower interest earned on cash and cash equivalents due to lower interest rates was offset by higher interest earned on higher cash and cash equivalents balances and lower interest expense on long-term debt due to debt repayments during 2007 and 2008, including repayment of our senior unsecured notes related to the acquisition of New Venture Gear ("NVG").

Operating Income

Operating income decreased 72% or $0.824 billion to $0.328 billion for 2008 compared to $1.152 billion for 2007. Excluding the unusual items discussed previously in the "Unusual Items" section, operating income for 2008 decreased 52% or $0.6 billion. This decrease in operating income was the result of the decrease in EBIT (excluding unusual items), as discussed above.

Income Taxes

Our effective income tax rate on operating income (excluding equity income) increased to 83.2% for 2008 from 42.9% for 2007. In 2008 and 2007, income tax rates were impacted by the unusual items discussed in the "Unusual Items" section above. Excluding the unusual items, our effective income tax rate increased to 34.8% for 2008 compared to 29.6% for 2007. The increase in the effective income tax rate is primarily the result of an increase in losses not benefited, primarily in the United States partially offset by a change in mix of earnings, whereby proportionately more income was earned in jurisdictions with lower income tax rates.

Net Income

Net income decreased 89% or $592 million to $71 million for 2008 compared to $663 million for 2007. Excluding the unusual items discussed previously in the "Unusual Items" section, net income decreased 55% or $462 million as a result of the decrease in operating income (excluding unusual items), partially offset by lower income taxes (excluding unusual items), all as discussed above.

Earnings per Share

		2008		2007		Change
Earnings per Class A Subordinate Voting or Class B Share						
Basic	**$**	**0.63**	$	5.95	-	89%
Diluted	**$**	**0.62**	$	5.86	-	89%
Average number of Class A Subordinate Voting and Class B Shares outstanding (millions)						
Basic		**112.8**		111.4	+	1%
Diluted		**113.9**		114.1		—

Diluted earnings per share decreased 89% or $5.24 to $0.62 for 2008 compared to $5.86 for 2007. Excluding the unusual items discussed previously in the "Unusual Items" section, diluted earnings per share decreased $4.10 from 2007 as a result of the decrease in net income (excluding unusual items) described above, partially offset by a decrease in the weighted average number of diluted shares outstanding.

The decrease in the weighted average number of diluted shares outstanding was primarily due to the repurchase and cancellation of our Class A Subordinate Voting Shares under the terms of our Substantial Issuer Bid, which was fully completed in 2007, as well as our ongoing NCIB and to a reduction in the number of diluted shares associated with debentures and stock options, since such shares were anti-dilutive in 2008, partially offset by Class A Subordinate Voting Shares issued in 2007 related to the arrangement with Russian Machines.

Return on Funds Employed ("ROFE") (1)

An important financial ratio that we use across all of our operations to measure return on investment is ROFE.

ROFE for 2008 was 3.9%, a decrease from 16.6% for 2007. The unusual items discussed in the "Unusual Items" section above negatively impacted 2008 and 2007 ROFE by 3.9% and 0.2%, respectively.

Excluding these unusual items, the 9.0% decrease in ROFE is due to a decrease in EBIT (excluding unusual items), as discussed above, combined with a $209 million increase in average funds employed for 2008 compared to 2007.

---

(1) ROFE is defined as EBIT divided by the average funds employed for the period. Funds employed is defined as long-term assets, excluding future tax assets, plus non-cash operating assets and liabilities. Non-cash operating assets and liabilities are defined as the sum of accounts receivable, inventory, income taxes recoverable and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.

The increase in our average funds employed was primarily as a result of:

- an increase in our average investment in working capital;
- acquisitions completed during 2008 including:
  - the acquisition from Ogihara which added approximately $51 million of average funds employed;
  - Plastech which added approximately $13 million of average funds employed; and
  - Technoplast which added approximately $12 million of average funds employed; and
- an increase in our long-term investments due to the reclassification of ABCP as discussed in the "Cash Resources" section below.

The factors contributing to the increase in our average funds employed were partially offset by weakening of the Canadian dollar and euro, each against the U.S. dollar.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

		2008		2007		Change
Net income	**$**	**71**	$	663		
Items not involving current cash flows		**1,258**		1,024		
		1,329		1,687	$	(358)
Changes in non-cash operating assets and liabilities		**(275)**		(94)		
Cash provided from operating activities	**$**	**1,054**	$	1,593	$	(539)

Cash flow from operations before changes in non-cash operating assets and liabilities decreased $358 million to $1.3 billion for 2008 compared to $1.7 billion for 2007. The decrease in cash flow from operations was due to a $592 million decrease in net income (as discussed above) partially offset by a $234 million increase in items not involving current cash flows. Items not involving current cash flows are comprised of the following:

		2008		2007
Depreciation and amortization	**$**	**873**	$	872
Long-lived asset impairments		**283**		56
Valuation allowance established against future tax assets		**123**		115
Equity income		**(19)**		(11)
Future income taxes and non-cash portion of current taxes		**(131)**		(123)
Reclassification of gain on net investment in foreign from accumulated other comprehensive income		**(116)**		(26)
Amortization of employee wage buydown		**62**		—
Other non-cash charges		**183**		141
Items not involving current cash flows	**$**	**1,258**	$	1,024

The $8 million change in future income taxes and non-cash portion of current taxes is due to the income tax impact of the long-lived asset impairments and the resulting timing difference between tax and book values of net assets and reserves.

Cash invested in non-cash operating assets and liabilities amounted to $275 million for 2008 compared to $94 million for 2007. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

		2008		2007
Accounts receivable	**$**	**826**	$	36
Inventories		**(124)**		(97)
Prepaid expenses and other		**(70)**		(13)
Accounts payable and other accrued liabilities		**(649)**		(65)
Income taxes payable / receivable		**(232)**		66
Deferred revenue		**(26)**		(21)
Changes in non-cash operating assets and liabilities	**$**	**(275)**	$	(94)

The decrease in accounts receivable in 2008 was primarily due to a decrease in production receivables related to lower sales volumes in both North America and Europe compared to 2008, particularly during the fourth quarter of 2008. The decrease in accounts payable and other accrued liabilities was due to lower purchases related to lower volumes and the timing of payments to suppliers. The $298 million change in income taxes payable is attributable to the payment of accrued taxes for prior years and tax payments and investment tax credits for the current year.

Capital and Investment Spending

	2008	2007	Change
Fixed assets	**$ (739)**	$ (741)	
Investments and other assets	**(231)**	(190)	
Fixed assets, investments and other assets additions	**(970)**	(931)	
Purchase of subsidiaries	**(158)**	(46)	
Proceeds from disposition	**65**	109	
Cash used in investing activities	**$ (1,063)**	$ (868)	$ (195)

Fixed assets, investments and other assets additions

In 2008, we invested $739 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in 2008 was for manufacturing equipment for programs that launched during 2008 or will be launching subsequent to 2008.

In 2008, we invested $231 million in other assets related primarily to fully reimbursable planning, engineering and tooling costs for programs that will be launching during or subsequent to 2008, in particular at certain complete vehicle engineering and assembly facilities. The increase in investments and other assets for 2007, relates primarily to a $130 million investment in ABCP as discussed in the "Cash Resources" section below.

Purchase of subsidiaries

During 2008, we invested $158 million to purchase subsidiaries, including:

- the acquisition of a facility from Ogihara America Corporation in Alabama that manufactures major exterior and structural welded assemblies for sales to various customers, including Mercedes-Benz;
- a substantial portion of the exteriors business and related assets from Plastech, in a Chapter 11 sale out of bankruptcy. The acquired business supplies parts to various customers, including Chrysler, Ford and General Motors in the United States and Canada;
- the acquisition of BluWav Systems LLC, a developer and supplier of electric and energy management systems for hybrid electric vehicles, plug-in hybrid vehicles and battery electric vehicles; and
- the acquisition of Technoplast, a supplier of plastic exterior and interior components. Technoplast is located in Nizhny Novgorod, Russia and currently supplies the GAZ Group with components for several programs.

During 2007, we acquired two facilities from Pressac Investments Limited ("Pressac") for total consideration of $52 million, consisting of $46 million paid in cash, net of cash acquired, and $6 million of assumed debt.

Proceeds from disposition

Proceeds from disposition in 2008 were $65 million which represent normal course fixed and other asset disposals.

For 2007, proceeds from disposal reflect the proceeds received on the sale of property, as discussed previously in the "Unusual Items" section and normal course fixed and other asset disposals.

Financing

	2008	2007	Change
Repayments of debt	**$ (354)**	$ (79)	
Issues of debt	**830**	28	
Issues of Class A Subordinate Voting Shares	**—**	1,560	
Repurchase of Class A Subordinate Voting Shares	**(247)**	(1,310)	
Repurchase of Class B Shares	**—**	(24)	
Cash dividends paid	**(140)**	(131)	
Cash provided from financing activities	**$ 89**	$ 44	$ 45

The repayments of debt in 2008 include the repayment of:

- the fourth series of senior unsecured zero-coupon notes issued in connection with the NVG acquisition in January and the fifth and final series payment in December;
- senior unsecured notes;
- government debt in Europe.

The repayments of debt in 2007 included the repayment in January of the third series of senior unsecured zero-coupon notes issued in connection with the NVG acquisition.

The issues of debt in 2008, includes the drawdown in December on our term and operating lines of credit in response to the uncertainty related to the financial viability of some of our key customers in North America. Repayment of part of the lines of credit has been made in January 2009 as the situation facing some of our key customers became clearer.

During the third quarter of 2007, we issued 20.0 million of our Class A Subordinate Voting Shares for cash proceeds of $1.531 billion (net of issue costs of $6 million) in connection with the Arrangement. We also purchased for cancellation approximately 11.9 million of our Class A Subordinate Voting Shares for an aggregate purchase price of $1.091 billion (including transaction costs of $2 million) and 217,400 of our Class B Shares for an aggregate purchase price of $24 million. Each of these transactions is discussed in more detail in the "Capital Transactions" section of our 2007 Annual Report to Shareholders.

During 2007, we received cash proceeds of $29 million on the exercise of stock options for Class A Subordinate Voting Shares.

During 2008, we repurchased approximately 3.5 million Class A Subordinate Voting Shares for an aggregate purchase price of $247 million under our normal course issuer bid.

During the fourth quarter of 2007, we repurchased approximately 2.7 million Class A Subordinate Voting Shares for an aggregate purchase price of $219 million under our normal course issuer bid.

Cash dividends paid per Class A Subordinate Voting or Class B Share were $1.26 for 2008 compared to $1.15 for 2007 and total cash dividends paid increased to $140 million for 2008 compared to $131 million for 2007. However, cash dividends paid per Class A Subordinate Voting or Class B Share was reduced to $0.18 in the fourth quarter of 2008.

Financing Resources

Capitalization

	As at December 31, 2008	As at December 31, 2007	Change
Liabilities			
Bank indebtedness	**$ 909**	$ 89	
Long-term debt due within one year	**157**	374	
Long-term debt	**143**	337	
	1,209	800	
Shareholders' equity	**7,363**	8,642	
Total capitalization	**$ 8,572**	$ 9,442	$ (870)

Total capitalization decreased by 9% or $0.9 billion to $8.6 billion at December 31, 2008 as compared to $9.4 billion at December 31, 2007. The decrease in capitalization was a result of decreases in shareholders' equity of $1.3 billion partially offset by a $0.4 billion increase in liabilities.

The increase in liabilities is primarily as a result of the drawdown on our term and operating lines of credit partially offset by the repayment of the fourth and fifth series of our senior unsecured notes related to the NVG acquisition and the repayment of senior unsecured notes.

The decrease in shareholders' equity was primarily as a result of:

- a $765 million decrease in accumulated net unrealized gains on translation of net investment in foreign operations, primarily as a result of the weakening of the Canadian dollar, euro, and British pound, each against the U.S. dollar between December 31, 2007 and December 31, 2008 and a $116 million gain that was realized in net income on the repatriation of funds from Europe;
- dividends paid during 2008;
- the purchase for cancellation of Class A Subordinate Voting Shares in connection with the NCIB; and
- an increase in net unrealized losses on cash flow hedges.

These factors were partially offset by net income earned during 2008 (as discussed above).

Cash Resources

During 2008, our cash resources decreased by $197 million to $2.8 billion as a result of the cash used in investing activities and the reduction of the reported U.S. dollar cash and cash equivalents as a result of the weakening of the Canadian dollar, euro and British pound, each against the U.S. dollar, partially offset by the cash provided from operating activities and financing activities, all as discussed above. In addition to our cash resources, we had term and operating lines of credit totalling $2.0 billion, of which $1.0 billion was unused and available.

In addition, at December 31, 2008, we held Canadian third party asset-backed commercial paper ("ABCP") with a face value of Cdn$134 million. When acquired, these investments were rated R1 (High) by Dominion Bond Rating Service ("DBRS"), which was the highest credit rating issued for commercial paper. These investments did not settle at the scheduled maturity during the third quarter of 2007 due to ABCP market liquidity issues, and as a result we reclassified our ABCP to long-term investments from cash and cash equivalents.

On January 16, 2009, a restructuring plan was finalized and new restructuring Notes (the "Notes") were issued in exchange for existing investments. The Notes issued include: (i) notes in a Master Trust (MAV2 – A Notes), which are rated A by DBRS with a face amount value of Cdn$102 million; (ii) subordinate notes (MAV2 – B and C Notes) which are unrated with a face amount value of Cdn$9 million; and (iii) various tracking notes which were issued in exchange for assets deemed ineligible for inclusion in the Master Trust with a face amount value of Cdn$23 million. The criteria for eligibility into the Master Trust include credit quality and expected return of the assets, and arrangements with individual asset providers. The performance of the tracking notes is tied directly to actual performance of the specific assets.

At December 31, 2008, the carrying value of this investment was Cdn$79 million (2007 - Cdn$121 million), which was based on a valuation technique estimating the fair value from the perspective of a market participant. For the year ended December 31, 2008, we recorded a $41 million impairment charge in selling, general and administrative expense. The impairment charge is comprised of:

[a] MAV2 – A Notes: the return on these notes is expected to be below current market rates for instruments of comparable credit quality, term and structure, and accordingly, an impairment charge was recorded using a discounted cash flow analysis; and

[b] MAV2 – B and C Notes and tracking notes: a charge against potentially non-performing assets which was determined based on a probability weighted basis.

During 2008, we recorded $5 million of interest income on these investments.

Share Capital

The following table presents the maximum number of shares that would be outstanding if all of the outstanding stock options and Subordinated Debentures issued and outstanding at March 5, 2009 were exercised or converted:

Class A Subordinate Voting and Class B Shares	112,605,888
Subordinated Debentures (i)	1,096,589
Stock options (ii)	3,820,265
	117,522,742

(i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at our option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at our option is dependent on the trading price of Class A Subordinate Voting Shares at the time we elect to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

The above amounts also exclude Class A Subordinate Voting Shares issuable, only at our option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

(ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans. On February 26, 2009, we granted options to acquire 1,075,000 Class A Subordinate Voting Shares each with an exercise price of Cdn$33.09.

On November 3, 2008, the Toronto Stock Exchange ("TSX") accepted our Notice of Intention to Make a Normal Course Issuer Bid ("NCIB") relating to the purchase for cancellation and/or for purposes of our long-term retention (restricted stock), restricted stock unit and similar programs, of up to 11 million Magna Class A Subordinate Voting Shares (the "Bid"), representing approximately 9.9% of the public float of such shares. The Bid commenced on November 12, 2008, following the expiry of our prior bid on November 11, 2008, and will terminate one year later. All purchases of Class A Subordinate Voting Shares are made at the market price at the time of purchase in accordance with the rules and policies of the TSX and Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

Finally, OJSC Russian Machines' ("Russian Machines") participation in the arrangements it entered into with the Stronach Trust in connection with its September 2007 investment in Magna terminated on October 3, 2008. Among other things, Russian Machines no longer has any interest in the 20 million Class A Subordinate Voting Shares purchased in 2007 nor any interest in M Unicar Inc., the holding company formed to hold the Magna shares of the Stronach Trust, Russian Machines and certain members of Magna's management. We continue to have positive relations with Russian Machines and its affiliates, including the GAZ Group, which is Russia's second largest automobile manufacturer.

Contractual Obligations and Off-Balance Sheet Financing

At December 31, 2008, we had contractual obligations requiring annual payments as follows:

		2009		2010-2011		2012-2013		Thereafter		Total
Operating leases with:										
MI Developments Inc. ("MID")	$	156	$	308	$	308	$	478	$	1,250
Third parties		126		201		137		112		576
Long-term debt		157		106		12		25		300
Total contractual obligations	$	439	$	615	$	457	$	615	$	2,126

We had no unconditional purchase obligations other than those related to inventory, services, tooling and fixed assets in the ordinary course of business.

Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $298 million at December 31, 2008. These obligations are as follows:

		Pension Liability		Retirement Liability		Termination and Long Service Arrangements		Total
Projected benefit obligation	$	250	$	73	$	212	$	535
Less plan assets		(176)		—		—		(176)
Unfunded amount		74		73		212		359
Unrecognized past service costs and actuarial gains (losses)		(49)		12		(24)		(61)
Amount recognized in other long-term liabilities	$	25	$	85	$	188	$	298

Our off-balance sheet financing arrangements are limited to operating lease contracts.

The majority of our facilities are subject to operating leases with MID or with third parties. Operating lease payments in 2008 for facilities leased from MID and third parties were $156 million and $88 million, respectively. Operating lease commitments in 2009 for facilities leased from MID and third parties are expected to be $156 million and $79 million, respectively. Our existing leases with MID generally provide for periodic rent escalations based either on fixed-rate step increases, or on the basis of a consumer price index adjustment (subject to certain caps).

We also have operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment were $52 million for 2008, and are expected to be $47 million in 2009.

Although our consolidated contractual annual lease commitments decline year by year, we expect that existing leases will either be renewed or replaced, or alternatively, we will incur capital expenditures to acquire equivalent capacity.

Long-term receivables in other assets are reflected net of outstanding borrowings from a finance subsidiary of Saab for $16 million since we have a legal right of set-off of our long-term receivable from Saab against such borrowings, and we intend to settle the related amounts simultaneously.

Foreign Currency Activities

Our North American operations negotiate sales contracts with OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. The North American operations use labour and materials which are paid for in both U.S. and Canadian dollars. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros and British pounds. The European operations' material, equipment and labour are paid for principally in euros and British pounds.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last for a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. In addition, we enter into foreign exchange contracts to manage foreign exchange exposure with respect to internal funding arrangements. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

RELATED PARTIES

Mr. Frank Stronach and Ms. Belinda Stronach, Magna's Chairman and Executive Vice-Chairman, respectively, together with two other members of the Stronach family, are trustees and members of the class of potential beneficiaries of the Stronach Trust. The Stronach Trust indirectly holds shares which represent an 89% voting interest in M Unicar Inc., which controls Magna through the right to direct the votes attaching to 100% of Magna's Class B Shares and approximately 0.5% of Magna's Class A Subordinate Voting Shares. The Stronach Trust controls MID and therefore MEC, through the right to direct the votes attaching to 66% of MID's Class B Shares. Various land and buildings used in Magna's operations are leased from MID under operating lease agreements, which are effected on normal commercial terms. Lease expense included in the consolidated statements of income with respect to MID for the year ended December 31, 2008 and 2007 was $156 million and $159 million, respectively. Included in accounts payable are trade amounts owing to MID and its subsidiaries in the amount of $0.4 million (2007 - $1.0 million). Included in accounts receivable are amounts owed from MEC of $0.6 million (2007 - $2.8 million).

During the first quarter of 2009, we entered into an agreement to purchase approximately 100 acres of real estate located in Oberwaltersdorf, Austria from MEC for approximately $5.7 million (⇔4.6 million). The closing of the transaction is expected to occur during the second quarter of 2009 following the satisfaction of customary closing conditions, including obtaining all necessary regulatory approvals. The transaction was reviewed by the Corporate Governance and Compensation Committee and approved by the independent members of Magna's Board of Directors following the unanimous recommendation of the Corporate Governance and Compensation Committee.

During the fourth quarter of 2007, we entered into an agreement to purchase 225 acres of real estate located in Austria from MEC for $29 million (⇔20 million). The transaction closed during the first quarter of 2008 following the satisfaction of customary closing conditions, including obtaining all necessary regulatory approvals.

We have agreements with affiliates of the Chairman of the Board for the provision of business development and consulting services. In addition, we have an agreement with the Chairman of the Board for the provision of business development and other services. The aggregate amount expensed under these agreements with respect to the year ended December 31, 2008 and 2007 was $10 million and $40 million, respectively.

During the year ended December 31, 2008, trusts, which exist to make orderly purchases of our shares for employees either for transfer to the Employee Equity and Profit Participation Program or to recipients of either bonuses or rights to purchase such shares from the trusts, borrowed up to $35 million from us to facilitate the purchase of Class A Subordinate Voting Shares. At December 31, 2008, the trusts' indebtedness to us was $24 million.

During the year ended December 31, 2007, we entered into agreements to supply products, and provide planning, management and engineering services to companies under Basic Element's control. Sales to affiliates of Basic Element are typically under normal commercial terms. Sales included in the consolidated statements of income for the year ended December 31, 2008 (to October 3, 2008) with respect to affiliates of Basic Element were $29 million. We also formed a joint supply organization with a subsidiary of Basic Element.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our results of operations and financial position is based upon our 2008 audited consolidated financial statements, which have been prepared in accordance with Canadian GAAP. The preparation of the audited consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We base our estimates on historical experience and various other assumptions that we believe to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. We evaluate our estimates on an ongoing basis, however, actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our audited consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.

Revenue Recognition

[a] Separately Priced Tooling and Engineering Service Contracts

With respect to our contracts with OEMs for particular vehicle programs, we perform multiple revenue-generating activities. The most common arrangement is where, in addition to contracting for the production and sale of parts, we also have a separately priced contract with the OEM for related tooling costs. Under these arrangements, we either construct the tools at our in-house tool shops or contract with third party tooling vendors to construct and supply tooling to be used by us in the production of parts for the OEM. On completion of the tooling build, and upon acceptance of the tooling by the OEM, we sell the separately priced tooling to the OEM pursuant to a separate tooling purchase order.

Such multiple element arrangements also include providing separately priced engineering services in addition to tooling and subsequent assembly or production activities. On completion, and upon acceptance by the OEM, we generally sell the separately priced engineering services to the OEM prior to the commencement of subsequent assembly or production activities.

During 2004, we adopted CICA Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverables" ("EIC-142") prospectively for new revenue arrangements with multiple deliverables entered into by us on or after January 1, 2004. Under EIC-142, separately priced tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. Based on the typical terms and process for the negotiation of separately priced tooling contracts, substantially all such tooling contracts are accounted for as separate revenue elements. However, because of the unique contracts related to multiple element arrangements involving engineering and subsequent assembly or production activities, all significant arrangements are evaluated in order to determine whether the engineering component of the arrangement qualifies as a separate revenue element. If the engineering component is not considered to be a separate revenue element, revenues and cost of goods sold on such activities are deferred and amortized on a gross basis over the subsequent assembly or production program.

Revenues from significant engineering services and tooling contracts that qualify as separate revenue elements are recognized on a percentage of completion basis. The percentage of completion method recognizes revenue and cost of goods sold over the term of the contract based on estimates of the state of completion, total contract revenue and total contract costs. Under such contracts, the related receivables could be paid in full upon completion of the contract, in instalments or in fixed amounts per vehicle based on forecasted production volumes. In the event that actual production volumes are less than those forecasted, a reimbursement for any shortfall will be made annually.

Tooling and engineering contract prices are generally fixed, however, price changes, change orders and program cancellations may affect the ultimate amount of revenue recorded with respect to a contract. Contract costs are estimated at the time of signing the contract and are reviewed at each reporting date. Adjustments to the original estimates of total contract costs are often required as work progresses under the contract and as experience is gained, even though the scope of the work under the contract may not change. When the current estimates of total contract revenue and total contract costs indicate a loss, a provision for the entire loss on the contract is made. Factors that are considered in arriving at the forecasted loss on a contract include, amongst others, cost over-runs, non-reimbursable costs, change orders and potential price changes.

For U.S. GAAP purposes, we adopted EITF 00-21, "Accounting for Revenue Arrangements With Multiple Deliverables" prospectively for new revenue arrangements with multiple deliverables entered into by us on or after January 1, 2004, which harmonized our Canadian and U.S. GAAP reporting for such arrangements. For separately priced in-house tooling and engineering services contracts provided in conjunction with subsequent production or assembly services entered into prior to January 1, 2004, the revenues and cost of goods sold on such activities continue to be deferred and amortized on a gross basis over the remaining life of the production or assembly program for U.S. GAAP purposes.

[b] Contracts With Purchased Components

Revenues and cost of goods sold from separately priced tooling and engineering services contracts are presented on a gross basis in the consolidated statements of income when we are acting as principal and are subject to significant risks and rewards of the business. Otherwise, components of revenue and related costs are presented on a net basis. To date, substantially all separately priced engineering services and tooling contracts have been recorded on a gross basis.

As reported above, the reporting of sales and cost of goods sold for our vehicle assembly contracts is affected by the contractual terms of the arrangement.

In addition to our assembly business, we also enter into production contracts where we are required to coordinate the design, manufacture, integration and assembly of a large number of individual parts and components into a modular system for delivery to the OEM's vehicle assembly plant. Under these contracts, we manufacture a portion of the products included in the module but also purchase components from various sub-suppliers and assemble such components into the completed module. We recognize module revenues and cost goods sold on a gross basis when we have a combination of:

- primary responsibility for providing the module to the OEM;
- responsibility for styling and/or product design specifications;
- latitude in establishing sub-supplier pricing;
- responsibility for validation of sub-supplier part quality;
- inventory risk on sub-supplier parts;
- exposure to warranty; and
- exposure to credit risk on the sale of the module to the OEM.

To date, revenues and cost of goods sold on our module contracts have been reported on a gross basis.

Amortized Engineering and Customer-Owned Tooling Arrangements

We incur pre-production engineering research and development ("ER&D") costs related to the products we produce for OEMs under long-term supply agreements. We expense ER&D costs, which are paid for as part of the subsequent related production and assembly program, as incurred unless a contractual guarantee for reimbursement exists.

In addition, we expense all costs as incurred related to the design and development of moulds, dies and other tools that we will not own and that will be used in, and reimbursed as part of the piece price amount for, subsequent related production or assembly program unless the supply agreement provides us with a contractual guarantee for reimbursement of costs or the non-cancellable right to use the moulds, dies and other tools during the supply agreement, in which case the costs are capitalized.

ER&D and customer-owned tooling costs capitalized in "Other assets" are amortized on a units-of-production basis over the related long-term supply agreement.

Impairment of Goodwill and Other Long-lived Assets

Goodwill is subject to an annual impairment test or more frequently when an event occurs that more likely than not reduces the fair value of a reporting unit below its carrying value.

We evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include prolonged operating losses, projected operating loses, a significant decrease in asset utilization, or a decision to dispose of, or otherwise change the use of, an existing fixed or other long-lived asset. If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment must be recognized in the consolidated financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the reported value of the asset.

We believe that accounting estimates related to goodwill and long-lived asset impairment assessments are "critical accounting estimates" because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to select appropriate discount rates, reporting units for goodwill testing and make significant assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported in our consolidated balance sheet.

Warranty

We record product warranty liabilities based on individual customer agreements. Under most customer agreements, we only account for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customers' warranty experience.

Product liability provisions are established based on our best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we are required to participate either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer's cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, our estimated cost of the recall is recorded as a charge to net income in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between us, the customer and, in some cases a supplier.

Future Income Tax Assets

At December 31, 2008 we had recorded future tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences of $41 million and $141 million, respectively. The future tax assets in respect of loss carryforwards relate primarily to Mexican and Canadian subsidiaries.

On a quarterly basis, we evaluate the realizability of future tax assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. We have, and we continue to use tax planning strategies to realize future tax assets in order to avoid the potential loss of benefits.

Accounting standards require that we assess whether valuation allowances should be established against our future income tax assets based on the consideration of all available evidence using a "more likely than not" standard. The factor we use to assess the likelihood of realization are our forecasts of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets. During 2008, we determined that valuation allowances were required in the United States based on:

(i) historical consolidated losses at our United States operations that are expected to continue in the near-term;
(ii) the accelerated deterioration of near-term automotive market conditions in the United States; and
(iii) significant and inherent uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these future tax assets.

At December 31, 2008, we had gross income tax loss carryforwards of approximately $1.3 billion, which relate primarily to operations in the United States, the United Kingdom, Belgium, Germany, Spain and China, the tax benefits of which have not been recognized in our audited consolidated financial statements. Of the total losses, $939 million expire between 2009 and 2028 and the remainder have no expiry date. If operations improve to profitable levels in these jurisdictions, and such improvements are sustained for a prolonged period of time, our earnings will benefit from these loss carryforward pools except for the benefit of losses obtained on acquisition which would reduce related goodwill and intangible balances.

Employee Benefit Plans

The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and therefore, impact the recognized expense and recorded obligation in future periods. Significant changes in assumptions or significant new plan enhancements could materially affect our future employee benefit obligations and future expense. At December 31, 2008, we had unrecognized past service costs and actuarial experience losses of $61 million that will be amortized to future employee benefit expense over the expected average remaining service life of employees.

FUTURE CHANGES IN ACCOUNTING POLICIES

Conversion to International Financial Reporting Standards in Fiscal 2011

In February 2008, the Accounting Standards Board ("AcSB") confirmed that Canadian GAAP for publicly accountable enterprises will be converged with International Financial Reporting Standards ("IFRS"). IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date.

These new standards will be effective for Magna for the interim and annual financial statements beginning on January 1, 2011, with retrospective presentation of the comparative 2010 results.

We are currently in the planning phase of the conversion. This includes identifying the differences between existing Canadian GAAP and IFRS, developing the project plan, assessing resource requirements and providing training to staff. A detailed analysis of the differences between IFRS and our accounting policies as well as an assessment of the impact of various alternatives are in progress. Changes in accounting policies are likely and may materially impact our consolidated financial statements.

Over the next two years, we will assess the implications of converting to IFRS, estimate the impact, implement the changes and perform work to ensure the accuracy of opening balances. It is currently not possible to fully determine the impact to the consolidated financial statements and any potential business impacts, as accounting standards and related interpretations continue to change.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation and other claims.

Refer to note 24 of our 2008 audited consolidated financial statements, which describes these claims.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable, but not absolute, assurance that material information required to be publicly disclosed by a public company is communicated in a timely manner to senior management to enable them to make timely decisions regarding public disclosure of such information. We have conducted an evaluation of our disclosure controls and procedures as of December 31, 2008 under the supervision, and with the participation of, our Co-Chief Executive Officers and our Chief Financial Officer. Based on this evaluation, our Co-Chief Executive Officers and our Chief Financial Officer have concluded that our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission) are effective in providing reasonable assurance that material information relating to Magna is made known to them and information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under applicable law.

Management's Annual Report on Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of internal control over financial reporting. Our Co-Chief Executive Officers and our Chief Financial Officer have assessed the effectiveness of our internal control over financial reporting and concluded that, as at December 31, 2008, such internal control over financial reporting is effective and that there were no material weaknesses. Our independent auditor, Ernst & Young LLP, has also issued a report on our consolidated financial statements and internal controls. This report is located on page 41 of this Annual Report.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

SELECTED ANNUAL CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been derived from, and should be read in conjunction with the accompanying audited consolidated financial statements for the year ended December 31, 2008.

	2008	2007	2006
Income Statement Data			
Vehicle Production Volumes *(millions of units)*			
North America	**12.622**	15.102	15.335
Europe	**14.596**	15.938	15.536
Average Dollar Content Per Vehicle			
North America	**$ 867**	$ 859	$ 775
Europe	**$ 486**	$ 435	$ 362
Sales			
External Production			
North America	**$ 10,938**	$ 12,997	$ 11,883
Europe	**7,089**	6,936	5,624
Rest of World	**515**	411	269
Complete Vehicle Assembly	**3,306**	4,008	4,378
Tooling, Engineering and Other	**1,856**	1,735	2,026
Total sales	**$ 23,704**	$ 26,067	$ 24,180
Net income	**$ 71**	$ 663	$ 528
Earnings per Class A Subordinate Voting or Class B Share			
Basic	**$ 0.63**	$ 5.95	$ 4.86
Diluted	**$ 0.62**	$ 5.86	$ 4.78
Cash dividends paid per Class A Subordinate Voting or Class B Share	**$ 1.26**	$ 1.15	$ 1.52
Financial Position Data			
Cash and cash equivalents	**$ 2,757**	$ 2,954	$ 1,885
Working capital	**$ 2,258**	$ 3,112	$ 2,277
Total assets	**$ 13,189**	$ 15,343	$ 13,154
Financing Resources			
Liabilities			
Bank indebtedness	**$ 909**	$ 89	$ 63
Long-term debt due within one year	**157**	374	98
Long-term debt	**143**	337	605
	1,209	800	$ 766
Shareholders' equity	**7,363**	8,642	7,157
Total capitalization	**$ 8,572**	$ 9,442	$ 7,923

Changes from 2007 to 2008 are explained in "Results of Operations – For the Year Ended December 31, 2008" section above.

2007 COMPARED TO 2006

SALES

External Production Sales - North America

External production sales in North America increased 9% or $1.1 billion to $13.0 billion for 2007 compared to $11.9 billion for 2006. This increase in production sales reflects an 11% increase in our North American average dollar content per vehicle partially offset by a 2% decrease in North American vehicle production volumes.

Our average dollar content per vehicle grew by 11% or $84 to $859 for 2007 compared to $775 for 2006, primarily as a result of:

- the launch of new programs during or subsequent to 2006, including:
  - the Ford Edge and Lincoln MKX;
  - the Saturn Outlook, GMC Acadia and the Buick Enclave;
  - GM's full-size pickups;
  - the BMW X5;
  - the Jeep Wrangler and Wrangler Unlimited;
  - the Ford F-Series SuperDuty;
  - the Dodge Nitro; and
  - the Dodge Avenger and Chrysler Sebring; and
- an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar.

These factors were partially offset by:

- the impact of lower production and/or content on certain programs, including:
  - the Ford Fusion, Mercury Milan and Lincoln Zephyr / MKZ;
  - the Ford Explorer and Mercury Mountaineer; and
  - the Chevrolet HHR;
- programs that ended production during or subsequent to 2006, including:
  - the Ford Freestar and Mercury Monterey;
  - the Saturn ION;
  - the Buick Rendezvous; and
  - the Chrysler Pacifica; and
- incremental customer price concessions.

External Production Sales - Europe

External production sales in Europe increased 23% or $1.3 billion to $6.9 billion for 2007 compared to $5.6 billion for 2006. This increase in production sales reflects a 20% increase in our European average dollar content per vehicle and a 3% increase in European vehicle production volumes.

Our average dollar content per vehicle grew by 20% or $73 to $435 for 2007 compared to $362 for 2006, primarily as a result of:

- the launch of new programs during or subsequent to 2006, including:
  - the MINI Cooper;
  - the Mercedes-Benz C-Class;
  - the smart fortwo; and
  - the BMW 3-Series;
- an increase in reported U.S. dollar sales primarily due to the strengthening of the euro and British pound, each against the U.S. dollar; and
- acquisitions completed during or subsequent to 2006, including the Pressac acquisition in January 2007.

These factors were partially offset by:

- the impact of lower production and/or content on certain programs, including
  - the Mercedes-Benz E-Class; and
  - the Volkswagen Golf;
- the sale of certain facilities during or subsequent to 2006; and
- incremental customer price concessions.

External Production Sales – Rest of World

External production sales in the Rest of World increased 53% or $142 million to $411 million for 2007 compared to $269 million for 2006. The increase in production sales is primarily as a result of:

- the launch of new programs during or subsequent to 2006 in Korea, China, Brazil and South Africa;
- increased production and/or content on certain programs in Korea, China and Brazil; and
- an increase in reported U.S. dollar sales as a result of the strengthening of the Brazilian real, Korean Won and Chinese Renminbi, each against the U.S. dollar.

Complete Vehicle Assembly Sales

Complete vehicle assembly volumes decreased 19% to 199,969 units for 2007 compared to 248,059 units for 2006. Complete vehicle assembly sales decreased 8% or $370 million to $4.0 billion for 2007 compared to $4.4 billion for 2006. The decrease in complete vehicle assembly sales is primarily the result of:

- the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility in the fourth quarter of 2006, as Mercedes is assembling this vehicle in-house; and
- a decrease in assembly volumes for the BMW X3, Saab 9^3 Convertible and all vehicles accounted for on a value-added basis.

These factors were partially offset by:

- an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar; and
- higher assembly volumes for the Mercedes-Benz G-Class.

Tooling, Engineering and Other

Tooling, engineering and other sales decreased 14% or $0.3 billion to $1.7 billion for 2007 compared to $2.0 billion for 2006. Tooling, engineering and other sales benefited from the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar.

In 2006 the major programs for which we recorded tooling, engineering and other sales were:

- GM's next generation full-size pickups and SUVs;
- the MINI Cooper;
- the Ford Edge and Lincoln MKX;
- the BMW X3, Z4, X5 and 3-Series programs;
- the Dodge Caliber;
- the Ford Escape;
- the Saturn VUE;
- the Freightliner P-Class;
- the Suzuki XL7;
- the Mercedes-Benz M-Class; and
- the Ford F-Series.

Unusual Items

During 2007 and 2006, we recorded certain unusual items as follows:

	2007			2006		
	Operating Income	**Net Income**	**Diluted Earnings per Share**	Operating Income	Net Income	Diluted Earnings per Share
Impairment charges [1]	**$ (56)**	**$ (40)**	**$ (0.35)**	$ (54)	$ (46)	$ (0.41)
Restructuring charges [2]	**(39)**	**(27)**	**(0.24)**	(77)	(65)	(0.58)
Sale of facilities [3]	**(12)**	**(7)**	**(0.06)**	(17)	(15)	(0.14)
Sale of property	**36**	**30**	**0.26**	—	—	—
Foreign currency gain	**26**	**24**	**0.21**	—	—	—
Valuation allowance on future tax assets	**—**	**(115)**	**(1.01)**	—	—	—
Future tax (charge) recovery [4]	**—**	**(48)**	**(0.42)**	—	10	0.09
Total unusual items	**$ (45)**	**$ (183)**	**$ (1.61)**	$ (148)	$ (116)	$ (1.04)

The unusual items for 2007 have been discussed in the "Unusual Items" section above. During 2006, unusual items were as follows:

(1) Impairment Charges

Europe
During 2006, we recorded asset impairments of $41 million related to certain assets and facilities due to recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects. Asset impairments were recorded at an exterior systems facility in Germany, a powertrain systems facility in Austria, interior systems facilities in the United Kingdom and Spain and a seating systems facility in the Czech Republic.

North America
During 2006, we recorded asset impairments of $13 million related to certain interior systems facilities in the United States. The asset impairments were recorded as a result of losses that were projected to be incurred throughout our business planning period based on existing and projected sales levels.

(2) Restructuring Charges

Europe
During 2006, we recorded restructuring charges of $43 million related primarily to closure costs of a mirrors facility in Ireland and an exterior systems facility in Belgium.

North America
The restructuring charges in 2006 related primarily to rightsizing a powertrain facility in the United States and restructuring and rationalization charges related primarily to certain powertrain and seating facilities in the United States.

(3) Sale of Facilities

During 2006, we sold two underperforming powertrain facilities, which resulted in losses on disposition of $12 million and $5 million in Europe and North America, respectively.

(4) Income Taxes

During 2006, we recorded a $10 million future income tax recovery as a result of a reduction in future income tax rates in Canada.

Gross Margin

Gross margin increased $499 million to $3.5 billion for 2007 compared to $3.0 billion for 2006, and gross margin as a percentage of total sales increased to 13.3% for 2007 compared to 12.3% for 2006. The unusual items discussed in the "Unusual Items" section above negatively impacted gross margin as a percentage of total sales in 2007 and 2006 by 0.1% and 0.2%, respectively. Excluding these unusual items, the 0.9% increase in gross margin as a percent of sales was primarily a result of:

- incremental gross margin earned on new programs that launched during or subsequent to 2006;
- the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility, which had a lower gross margin than our consolidated average;
- the decrease in complete vehicle assembly sales which had a lower gross margin than our consolidated average;
- the decrease in tooling and other sales that earn low or no margins;
- incremental gross margin earned as a result of increased production volumes for certain programs;

- productivity and efficiency improvements at certain facilities, including underperforming divisions; and
- improvements as a result of prior years' restructuring activities.

The factors contributing to the increase in gross margin as a percentage of sales were partially offset by:

- costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
- operational inefficiencies and other costs at certain facilities, in particular at certain powertrain and interiors facilities in North America;
- lower gross margin earned as a result of a decrease in production volumes for certain programs;
- higher employee profit sharing; and
- incremental customer price concessions.

Depreciation and Amortization

Depreciation and amortization costs increased 10% or $82 million to $872 million for 2007 compared to $790 million for 2006. Excluding the unusual items discussed in the "Unusual Items" section above, depreciation and amortization increased $76 million primarily as a result of:

- an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar;
- depreciation and amortization of assets at facilities that launched programs during or subsequent to 2006;
- accelerated depreciation on certain program specific assets in North America;
- additional depreciation and amortization of assets related to the Pressac acquisition in January 2007; and
- an increase in assets employed to support future business.

Selling, General and Administrative

SG&A expenses as a percentage of total sales remained unchanged in 2007 compared to 2006 at 5.6%. SG&A expenses increased 7% or $101 million to $1.5 billion for 2007 compared to $1.4 billion for 2006. Excluding the unusual items discussed in the "Unusual Items" section above, SG&A expenses increased by $199 million primarily as a result of:

- an increase in reported U.S. dollar SG&A due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar;
- higher employee profit sharing and incentive compensation;
- higher infrastructure costs to support the increase in sales levels, including spending related to programs that launched during or subsequent to 2006;
- cash awarded to a former sales agent pursuant to an unfavourable arbitration award;
- a $12 million write-down of our investments in ABCP;
- increased spending as a result of the Pressac acquisition in January 2007;
- cost incurred to develop and grow our business in Russia; and
- increased stock compensation costs related to restricted shares, including the acceleration of certain restricted share agreements with a former executive, which resulted in a one-time charge to compensation expense of approximately $7 million.

These factors were partially offset by:

- the sale or disposition of certain facilities during or subsequent to 2006;
- reduced spending at certain underperforming divisions; and
- the recovery of a long-term receivable that was previously written off.

Net Income

Net income increased by 26% or $135 million to $663 million for 2007 compared to $528 million for 2006. Excluding the unusual items described in the "Unusual Items" section above, net income increased $202 million as a result of increases in gross margin and net interest income of $486 million and $48 million, respectively. These factors were partially offset by increases in SG&A spending, depreciation and amortization and income taxes of $199 million, $76 million and $55 million, respectively, as well as a decrease in equity income of $2 million.

Earnings per Share

Diluted earnings per share increased 23% or $1.08 to $5.86 for 2007 compared to $4.78 for 2006. Excluding the unusual items, discussed in the "Unusual Items" section above, diluted earnings per share increased $1.65 from 2006 as a result of the increase in net income (excluding unusual items) partially offset by an increase in the weighted average number of diluted shares outstanding during the year.

The increase in the weighted average number of diluted shares outstanding was primarily the result of the Class A Subordinate Voting Shares issued in 2007 related to the Arrangement and stock options exercised during 2006 and 2007, partially offset by the repurchase and cancellation of our Class A Subordinate Voting Shares under the terms of our fully completed Substantial Issuer Bid and NCIB.

Financing Resources

Capitalization

Total capitalization increased by 19% or $1,519 million to $9.4 billion at December 31, 2007 as compared to $7.9 billion at December 31, 2006. The increase in capitalization is a result of a $1.5 billion increase in shareholders' equity and a $34 million increase in liabilities.

The increase in liabilities is primarily the result of an increase in bank indebtedness to satisfy working capital requirements in certain regions and the strengthening of the Canadian dollar and euro, each against the U.S. dollar. This increase in bank indebtedness was partially offset by decreases in long-term debt as a result of the repayment of the third series of our senior unsecured notes related to the NVG acquisition.

The increase in shareholders' equity is primarily the result of:

- Class A Subordinate Voting Shares issued in connection with the Arrangement and on the exercise of stock options and stock appreciation rights;
- net income earned during 2007 (as discussed above); and
- a $727 million increase in accumulated net unrealized gains on translation of net investment in foreign operations, primarily as a result of the strengthening of the Canadian dollar, euro and British pound, between December 31, 2006 and December 31, 2007, each against the U.S. dollar.

These factors were partially offset by:

- the repurchase for cancellation of Class A Subordinate Voting Shares in connection with the SIB and NCIB;
- the repurchase for cancellation of Class B Shares in connection with the Arrangement;
- dividends paid during 2007; and
- the reduction in the stated value of our Class A Subordinate Voting Shares as a result of the repurchase of Class A Subordinate Voting Shares which:
  - have been awarded on a restricted basis to certain executives; and
  - are being held in Trust for purposes of our restricted stock unit, deferred profit sharing and similar programs.

Cash Resources

During 2007, our cash resources increased by $1.1 billion to $2.954 billion as a result of the cash provided from operating activities and financing activities, partially offset by the cash used in investing activities. In addition to our cash resources, we had term and operating lines of credit totalling $2.1 billion, of which $1.8 billion was unused and available.

RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED DECEMBER 31, 2008

The discussion of our results of operations for the three months ended December 31, 2008 contained in the MD&A attached to our press release dated February 24, 2009, as filed via the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com), is incorporated by reference herein.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been prepared in accordance with Canadian GAAP.

	For the three month periods ended			
	Mar 31, 2008	**Jun 30, 2008**	**Sep 30, 2008**	**Dec 31, 2008**
Sales	**$ 6,622**	**$ 6,713**	**$ 5,533**	**$ 4,836**
Net income (loss)	**$ 207**	**$ 227**	**$ (215)**	**$ (148)**
Earnings (loss) per Class A Subordinate Voting or Class B Share				
Basic	**$ 1.80**	**$ 2.01**	**$ (1.93)**	**$ (1.33)**
Diluted	**$ 1.78**	**$ 1.98**	**$ (1.93)**	**$ (1.33)**

	For the three month periods ended			
	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007	Dec 31, 2007
Sales	$ 6,423	$ 6,731	$ 6,077	$ 6,836
Net income	$ 218	$ 262	$ 155	$ 28
Earnings per Class A Subordinate Voting or Class B Share				
Basic	$ 2.00	$ 2.40	$ 1.40	$ 0.24
Diluted	$ 1.96	$ 2.35	$ 1.38	$ 0.24

In general, sales decreased from 2007 to 2008 as a result of the severe credit crisis and weakening economies in every major automotive market in the second half of 2008. The third quarter of the year is generally affected by the normal seasonal effects of lower vehicle production volumes as a result of OEM summer shutdowns and, in addition, the fourth quarter of 2008 was also affected by the continuing global economic downturn.

Included in the quarterly net income are the following unusual items that have been discussed above:

	For the three month periods ended			
	Mar 31, 2008	**Jun 30, 2008**	**Sep 30, 2008**	**Dec 31, 2008**
Impairment charges	**$ —**	**$ (7)**	**$ (223)**	**$ (16)**
Restructuring charges	**—**	**—**	**(4)**	**(56)**
Foreign currency gain	**—**	**—**	**116**	**—**
Write-off deferred tax assets	**—**	**—**	**(123)**	**—**
	$ —	**$ (7)**	**$ (234)**	**$ (72)**

	For the three month periods ended			
	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007	Dec 31, 2007
Impairment charges	$ —	$ (14)	$ —	$ (26)
Restructuring charges	—	(10)	(5)	(12)
Sale of facilities	—	—	(7)	—
Sale of property	—	—	30	—
Foreign currency gain	—	—	7	17
Write-off deferred tax assets	—	—	—	(115)
Future tax (charge) recovery	—	—	(40)	(8)
	$ —	$ (24)	$ (15)	$ (144)

For more information regarding our quarter over quarter results, please refer to our first, second and third quarter 2008 quarterly reports which are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

FORWARD-LOOKING STATEMENTS

The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, including, without limitation: the potential for an extended global recession, including its impact on our liquidity; declining production volumes and sales levels; the impact of government financial intervention in the automotive industry; restructuring of the global automotive industry and the risk of the bankruptcy of one of our customers; the financial distress of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; restructuring and/or downsizing costs related to the rationalization of some of our operations; impairment charges; shifts in technology; our ability to successfully grow our sales to non-traditional customers; a reduction in the production volumes of certain vehicles, such as certain light trucks; our dependence on outsourcing by our customers; risks of conducting business in foreign countries, including Russia, India and China; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; the termination or non renewal by our customers of any material contracts; disruptions in the capital and credit markets; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; our ability to offset price concessions demanded by our customers; the continued exertion of pricing pressures by our customers; warranty and recall costs; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

MAGNA INTERNATIONAL INC.

Management's Responsibility for Financial Reporting

Magna's management is responsible for the preparation and presentation of the consolidated financial statements and all the information in this Annual Report. The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles.

Where alternative accounting methods exist, management has selected those it considered to be most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis designed to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared by management to ensure consistency with that in the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee, audited by the independent auditors and approved by the Board of Directors of the Company.

Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that financial information is accurate, relevant and reliable, and that the Company's activities are appropriately accounted for and assets are adequately safeguarded. In compliance with U.S. Securities and Exchange Commission ("SEC") requirements and Section 404 of the U.S. Sarbanes-Oxley Act ("SOX"), management has determined that as at December 31, 2008 internal control over financial reporting is, in all material respects, effective. The Company's Co-Chief Executive Officers and Chief Financial Officer, in compliance with Section 302 of SOX, provide a certification related to the Company's annual disclosure document in the U.S. (Form 40-F) to the SEC. According to Multilateral Instrument 52-109, the same certification is provided to the Canadian Securities Administrators.

The Company's Audit Committee is appointed by its Board of Directors annually and is comprised solely of outside independent directors. The Audit Committee meets regularly with management, as well as with the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent auditors' report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements and the effectiveness of internal control over financial reporting have been audited by Ernst & Young LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The Independent Auditors' Reports on the consolidated financial statements and internal controls outline the nature of their examinations and their opinions. The independent auditors have full and unrestricted access to the Audit Committee.

Donald J. Walker
Co-Chief Executive Officer

Siegfried Wolf
Co-Chief Executive Officer

Vincent J. Galifi
Executive Vice-President
and Chief Financial Officer

Toronto, Canada,
March 6, 2009

Independent Auditors' Report on Financial Statements

To the Shareholders of
Magna International Inc.

We have audited the consolidated balance sheets of **Magna International Inc.** (the "Company") as at December 31, 2008 and 2007 and the consolidated statements of income and comprehensive (loss) income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 2007 the Company adopted the Canadian Institute of Chartered Accountants Handbook Section 3855 "Financial Instruments – Recognition and Measurement" and Section 3865 "Hedging".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants
March 6, 2009
Toronto, Canada

Independent Auditors' Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of
Magna International Inc.

We have audited Magna International Inc.'s (the "Company") internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO" criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Responsibility for Financial Reporting on page 39 of this Annual Report. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at December 31, 2008 and 2007, and the consolidated statements of income and comprehensive (loss) income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2008 and our report dated March 6, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants
March 6, 2009
Toronto, Canada

MAGNA INTERNATIONAL INC.

Consolidated Statements of Income and Comprehensive (Loss) Income

[U.S. dollars in millions, except per share figures]

Years ended December 31,

	Note	2008	2007	2006
Sales		**$ 23,704**	$ 26,067	$ 24,180
Costs and expenses				
Cost of goods sold		**20,982**	22,599	21,211
Depreciation and amortization		**873**	872	790
Selling, general and administrative	8, 16, 19	**1,319**	1,461	1,360
Interest income, net	14	**(62)**	(62)	(14)
Equity income		**(19)**	(11)	(13)
Impairment charges	3	**283**	56	54
Income from operations before income taxes		**328**	1,152	792
Income taxes	11	**257**	489	264
Net income		**71**	663	528
Other comprehensive (loss) income:	19			
Net realized and unrealized (losses) gains on translation of net investment in foreign operations		**(881)**	727	193
Repurchase of shares	17	**(32)**	(181)	—
Net unrealized losses on cash flow hedges		**(102)**	(8)	—
Reclassification of net (gains) losses on cash flow hedges to net income		**(1)**	1	—
Comprehensive (loss) income		**$ (945)**	$ 1,202	$ 721
Earnings per Class A Subordinate Voting or Class B Share	4			
Basic		**$ 0.63**	$ 5.95	$ 4.86
Diluted		**$ 0.62**	$ 5.86	$ 4.78
Cash dividends paid per Class A Subordinate Voting or Class B Share		**$ 1.26**	$ 1.15	$ 1.52
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year [in millions]:	4			
Basic		**112.8**	111.4	108.6
Diluted		**113.9**	114.1	111.4

See accompanying notes

MAGNA INTERNATIONAL INC.

Consolidated Statements of Retained Earnings

[U.S. dollars in millions]

Years ended December 31,

	Note	2008	2007	2006
Retained earnings, beginning of year		**$ 3,526**	$ 3,773	$ 3,409
Net income		**71**	663	528
Dividends on Class A Subordinate Voting and Class B Shares		**(142)**	(131)	(164)
Repurchase of Class A Subordinate Voting Shares	17	**(98)**	(755)	—
Repurchase of Class B Shares	17	**–**	(24)	—
Retained earnings, end of year		**$ 3,357**	$ 3,526	$ 3,773

See accompanying notes

MAGNA INTERNATIONAL INC.

Consolidated Statements of Cash Flows

[U.S. dollars in millions]

Years ended December 31,

	Note	2008	2007	2006
OPERATING ACTIVITIES				
Net income		**$ 71**	$ 663	$ 528
Items not involving current cash flows	5	**1,258**	1,024	911
		1,329	1,687	1,439
Changes in non-cash operating assets and liabilities	5	**(275)**	(94)	157
Cash provided from operating activities		**1,054**	1,593	1,596
INVESTMENT ACTIVITIES				
Fixed asset additions		**(739)**	(741)	(793)
Purchase of subsidiaries	6	**(158)**	(46)	(284)
Increase in investments and other assets		**(231)**	(190)	(99)
Proceeds from disposition		**65**	109	65
Cash used for investment activities		**(1,063)**	(868)	(1,111)
FINANCING ACTIVITIES				
Repayments of debt	14	**(354)**	(79)	(275)
Issues of debt	14	**830**	28	24
Issues of Class A Subordinate Voting Shares	17	**–**	1,560	28
Repurchase of Class A Subordinate Voting Shares	17	**(247)**	(1,310)	—
Repurchase of Class B Shares	17	**–**	(24)	—
Dividends		**(140)**	(131)	(163)
Cash provided from (used for) financing activities		**89**	44	(386)
Effect of exchange rate changes on cash and cash equivalents		**(277)**	300	104
Net (decrease) increase in cash and cash equivalents during the year		**(197)**	1,069	203
Cash and cash equivalents, beginning of year		**2,954**	1,885	1,682
Cash and cash equivalents, end of year		**$ 2,757**	$ 2,954	$ 1,885

See accompanying notes

Consolidated Balance Sheets

[U.S. dollars in millions]

As at December 31,

	Note	2008	2007
ASSETS			
Current assets			
Cash and cash equivalents		**$ 2,757**	$ 2,954
Accounts receivable		**2,821**	3,981
Inventories	7	**1,647**	1,681
Income taxes receivable	11	**11**	—
Prepaid expenses and other		**115**	154
		7,351	8,770
Investments	8, 15	**194**	280
Fixed assets, net	3, 9	**3,701**	4,307
Goodwill	3, 10	**1,160**	1,237
Future tax assets	11	**182**	280
Other assets	12	**601**	469
		$ 13,189	$ 15,343
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Bank indebtedness	14	**$ 909**	$ 89
Accounts payable		**2,744**	3,492
Accrued salaries and wages		**448**	544
Other accrued liabilities	13	**835**	911
Income taxes payable	11	**—**	248
Long-term debt due within one year	14	**157**	374
		5,093	5,658
Deferred revenue		**31**	60
Long-term debt	14	**143**	337
Other long-term liabilities	15	**423**	394
Future tax liabilities	11	**136**	252
		5,826	6,701
Shareholders' equity			
Capital stock	17		
Class A Subordinate Voting Shares [issued: 2008 – 111,879,059; 2007 – 115,344,184]		**3,605**	3,708
Class B Shares [convertible into Class A Subordinate Voting Shares] [issued: 726,829]		**—**	—
Contributed surplus	18	**67**	58
Retained earnings	17	**3,357**	3,526
Accumulated other comprehensive income	17, 19	**334**	1,350
		7,363	8,642
		$ 13,189	$ 15,343

Commitments and contingencies *[notes 14, 21 and 24]*

See accompanying notes

On behalf of the Board:

D. Resnick

Donald Resnick
Director

Frank Stronach
Chairman of the Board

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

Magna designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers ["OEMs"] of cars and light trucks in North America, Europe, Asia, South America and Africa.

The consolidated financial statements have been prepared in U.S. dollars following Canadian generally accepted accounting principles ["Canadian GAAP"]. These principles are also in conformity, in all material respects, with United States generally accepted accounting principles ["U.S. GAAP"], except as described in note 26 to the consolidated financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of Magna International Inc. and its subsidiaries [collectively "Magna" or the "Company"]. The Company accounts for its interests in jointly controlled entities using the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated.

Financial instruments

The Company classifies all of its financial assets and financial liabilities as held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. Held-for-trading financial instruments, which include cash and cash equivalents, are measured at fair value and all gains and losses are included in net income in the period in which they arise. Held-to-maturity investments, which include the Company's investment in asset-backed commercial paper ["ABCP"] and long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements, are recorded at amortized cost using the effective interest method. Loans and receivables, which include accounts receivable, long-term receivables, accounts payable, accrued salaries and wages, and certain other accrued liabilities, are recorded at amortized cost using the effective interest method. The Company does not currently have any available-for-sale financial assets.

Foreign currency translation

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.

Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at year end, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net investment in these operations are included in comprehensive (loss) income and are deferred in accumulated other comprehensive income. Foreign exchange gains or losses on non-U.S. dollar debt that is designated as a hedge of the Company's net investment in these operations are also recorded in accumulated other comprehensive income. The appropriate amounts of exchange gains or losses in accumulated other comprehensive income are reflected in income when there is a reduction, as a result of capital transactions, in the Company's net investment in the operations that gave rise to such exchange gains and losses.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are reflected in income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies and on intercompany balances which are designated as long-term investments. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company's future committed U.S. dollar and euro ["⇔"] outflows and inflows. All derivative instruments, including foreign exchange contracts, are recorded on the consolidated balance sheet at fair value. The fair values of derivatives are recorded in other assets or other liabilities. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive (loss) income; any ineffective portion is recorded in net income. Amounts accumulated in other comprehensive (loss) income are reclassified to net income in the period in which the hedged item affects net income.

If the Company's foreign exchange forward contracts ceased to be effective as hedges, for example, if projected net foreign cash inflows declined significantly, previously unrecognized gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in income at the time this condition was identified.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

Inventories

Production inventories and tooling inventories manufactured in-house are valued at the lower of cost and net realizable value, with cost being determined substantially on a first-in, first-out basis. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

Outsourced tooling inventories are valued at the lower of subcontracted costs and net realizable value.

Investments

The Company accounts for its investments in which it has significant influence on the equity basis. Investments also include the Company's investment in ABCP and long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements pursuant to local tax laws.

Long-lived assets

Fixed assets are recorded at historical cost. Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2½% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 30% for special purpose equipment.

Definite-lived intangible assets, which have arisen principally through acquisitions, are amortized on a straight-line basis over their estimated useful lives, typically over periods not exceeding five years.

The Company assesses fixed and other long-lived assets [excluding goodwill] for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of the long-lived assets is generally determined using estimated discounted future cash flows.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the assets acquired and liabilities assumed less any subsequent writedowns for impairment. Goodwill is subject to an annual impairment test. Goodwill impairment is evaluated between annual tests upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of impairment, if any. The fair value of goodwill is determined using the estimated discounted future cash flows of the reporting unit.

Other assets

Other assets include long-term receivables, which represent the recognized sales value of tooling and design and engineering services provided to customers under certain long-term contracts. The receivables will be paid in full upon completion of the contracts, in instalments or in fixed amounts per vehicle based on forecasted production volumes. In the event that actual production volumes are less than those forecasted, a reimbursement for any shortfall will be made.

Preproduction costs related to long-term supply agreements

Pre-operating costs incurred in establishing new facilities that require substantial time to reach commercial production capability are expensed as incurred.

Costs incurred [net of customer subsidies] related to design and engineering, which are paid for as part of subsequent production piece price amounts, are expensed as incurred unless a contractual guarantee for reimbursement exists.

Costs incurred [net of customer subsidies] related to design and development costs for moulds, dies and other tools that the Company does not own [and that will be used in, and paid for as part of the piece price amount for, subsequent production] are expensed as incurred unless the supply agreement provides a contractual guarantee for reimbursement or the non-cancellable right to use the moulds, dies and other tools during the supply agreement.

Costs deferred in the above circumstances are included in other assets and amortized on a units-of-production basis to cost of goods sold over the anticipated term of the supply agreement.

Warranty

The Company records product warranty liabilities based on its individual customer agreements. Under most customer agreements, the Company only accounts for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer's warranty experience.

Product liability provisions are established based on the Company's best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or the customer decides to recall a product due to a known or suspected performance issue, and the Company is required to participate, either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer's cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, the Company's estimated cost of the recall is recorded as a charge to net income in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign and the ultimate negotiated sharing of the cost between the Company, the customer and, in some cases, a supplier to the Company.

Employee future benefit plans

The cost of providing benefits through defined benefit pensions, lump sum termination and long service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, with respect to medical benefits, expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses are recognized in income over the expected average remaining service life of employees. Gains related to plan curtailments are recognized when the event giving rise to the curtailment has occurred. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.

Asset retirement obligation

The Company recognizes its obligation to restore leased premises at the end of the lease by recording at lease inception the estimated fair value of this obligation as other long-term liabilities with a corresponding amount recognized as fixed assets. The fixed asset amount is amortized over the period from lease inception to the time the Company expects to vacate the premises, resulting in both depreciation and interest charges. The estimated fair value of the obligation is assessed for changes in the expected timing and extent of expenditures with changes related to the time value of money recorded as interest expense.

Subordinated debentures

The Company's subordinated debentures are recorded as debt with the exception of the equity value ascribed to the holders' option to convert the 6.5% subordinated debentures into Class A Subordinate Voting Shares, which is recorded as part of shareholders' equity in contributed surplus. The holders' conversion option was valued using a residual value approach.

Revenue recognition

Revenue from the sale of manufactured products is recognized when the price is fixed or determinable, collectability is reasonably assured and upon shipment to [or receipt by customers, depending on contractual terms], and acceptance by, customers.

Separately priced tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. Revenues from significant engineering services and tooling contracts that qualify as separate revenue elements are recognized on a percentage of completion basis. Percentage of completion is generally determined based on the proportion of accumulated expenditures to date as compared to total anticipated expenditures.

Revenue and cost of goods sold, including amounts from separately priced engineering and tooling contracts, are presented on a gross basis in the consolidated statements of income and comprehensive (loss) income when the Company is acting as principal and is subject to significant risks and rewards in connection with the process of bringing the product to its final state and in the post-sale dealings with its customers. Otherwise, components of revenues and related costs are presented on a net basis. With respect to vehicle assembly sales, where Magna is acting as principal with respect to purchased components and systems, the selling price to the customer includes the costs of such inputs. These programs are accounted for on a full-cost basis under which sales and cost of goods sold include these input costs. Where third-party components and systems are held on consignment by the Company, the selling price to the customer reflects a value-added assembly fee only and, accordingly, the costs of such consignment inputs are not included in sales and cost of goods sold.

Government financing

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions that the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants and tax credits relating to current operating expenditures are generally recorded as a reduction of expense at the time the eligible expenses are incurred. In the case of certain foreign subsidiaries, the Company receives tax super allowances which are paid in cash. The Company also receives loans which are recorded as liabilities in amounts equal to the cash received.

Research and development

Research costs are expensed as incurred and development costs which meet certain criteria where future benefit is reasonably certain are deferred to the extent of their estimated recovery. As at December 31, 2008 and 2007, no development costs were deferred.

Income taxes

The Company uses the liability method of tax allocation to account for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

No future tax liability is recorded for taxes that could arise on the remittance of undistributed earnings of foreign subsidiaries as these earnings are considered to be reinvested for the foreseeable future. Taxes are recorded on such foreign undistributed earnings when circumstances change and it becomes apparent that such earnings will be distributed in the foreseeable future.

Stock-based compensation

Effective January 1, 2003, the Company prospectively adopted the fair value method for recognizing compensation expense for stock options granted under its stock option plans. Under the prospective method of adoption, compensation expense is recognized for stock options granted, modified or settled after January 1, 2003 based upon the fair value of the options at the grant or modification date. The fair value of the options is recognized over the vesting period of the options as compensation expense in selling, general and administrative expense with a corresponding increase to contributed surplus.

For stock options granted prior to January 1, 2003, the Company continues to use the intrinsic value method unless such options were modified after January 1, 2003.

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions generally outside the Company's control. If other assumptions are used, stock-based compensation expense could be significantly impacted.

As stock options are exercised, the proceeds received on exercise, in addition to the portion of the contributed surplus balance related to those stock options, is credited to Class A Subordinate Voting Shares and contributed surplus is reduced accordingly.

The Company's restricted stock plans and restricted share unit plans are measured at fair value at the date of grant and amortized to compensation expense from the effective date of the grant to the final vesting date in selling, general and administrative expense with a corresponding increase to contributed surplus. As restricted stock or restricted share units are released under the plans, the portion of the contributed surplus balance relating to the restricted stock or restricted share units is credited to Class A Subordinate Voting Shares and released from contributed surplus.

Comprehensive (loss) income

Other comprehensive (loss) income includes unrealized gains and losses on translation of the Company's net investment in self-sustaining foreign operations, and to the extent that cash flow hedges are effective, the change in their fair value, net of income taxes. Other comprehensive (loss) income is presented below net income on the consolidated statements of income and comprehensive (loss) income. Comprehensive (loss) income is composed of net income and other comprehensive (loss) income.

Accumulated other comprehensive income is a separate component of shareholders' equity which includes the accumulated balances of all components of other comprehensive (loss) income which are recognized in comprehensive (loss) income but excluded from net income.

Earnings per Class A Subordinate Voting or Class B Share

Basic earnings per Class A Subordinate Voting or Class B Share are calculated on net income using the weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the year.

Diluted earnings per Class A Subordinate Voting or Class B Share are calculated on the weighted average number of Class A Subordinate Voting and Class B Shares that would have been outstanding during the year had all the convertible subordinated debentures been exercised or converted into Class A Subordinate Voting Shares at the beginning of the year. In addition, the weighted average number of Class A Subordinate Voting and Class B Shares used to determine diluted earnings per share includes an adjustment for stock options outstanding using the treasury stock method.

Class A Subordinate Voting Shares that have not been released under the Company's restricted stock plan or are being held in trust for purposes of the Company's restricted stock unit program have been excluded in the calculation of basic earnings per share but have been included in the calculation of diluted earnings per share.

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Future accounting standards

In February 2008, the Accounting Standards Board ["AcSB"] confirmed that Canadian GAAP for publicly accountable enterprises will be converged with International Financial Reporting Standards ["IFRS"]. IFRS uses a conceptual framework similar to Canadian GAAP, but there could be significant differences on recognition, measurement and disclosures. In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date.

These new standards will be effective for Magna for interim and annual financial statements beginning on January 1, 2011, with retrospective presentation of the comparative 2010 results.

The Company is currently in the planning phase of the conversion. This includes identifying the differences between existing Canadian GAAP and IFRS, developing the project plan, assessing resource requirements and providing training to staff. A detailed analysis of the differences between IFRS and the Company's accounting policies as well as an assessment of the impact of various alternatives is in progress. Changes in accounting policies are likely and may materially impact the Company's consolidated financial statements.

Over the next two years, the Company will assess the implications of converting to IFRS, estimate the impact, implement the changes and perform work to ensure the accuracy of opening balances. It is currently not possible to fully determine the impact to the consolidated financial statements and any potential business impacts, as accounting standards and related interpretations continue to change.

In February 2008, the Canadian Institute of Chartered Accountants ["CICA"] issued Handbook Section 3064, "Goodwill and Intangible Assets". The new standard is effective for Magna in the first quarter of 2009, and provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company is currently evaluating the impact of the adoption of this new standard.

In October 2008, the CICA issued Handbook Sections 1582, "Business Combinations" ["CICA 1582"], 1601 "Consolidated Financial Statements" ["CICA 1601"], and 1602 "Non-controlling Interests" ["CICA 1602"]. CICA 1582 establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed, CICA 1601 carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests, and CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards are effective for Magna in the first quarter of 2011 with earlier adoption permitted. In December 2007, the Financial Accounting Standards Board ["FASB"] issued FASB Statement No. 141R, "Business Combinations", which is effective for the Company beginning January 1, 2009. The new standards are intended to harmonize Canadian GAAP and U.S. GAAP with IFRS. The Company is currently evaluating the impact of the adoption of these new standards.

2. ACCOUNTING CHANGE

On January 1, 2008, the Company adopted CICA Handbook Section 3031, "Inventories", which provides additional guidance on the measurement and disclosure of inventory. The new standard specifically requires that inventories be measured at the lower of cost and net realizable value and also provides more guidance on the determination of cost and its subsequent recognition as an expense. The new standard did not have a material impact on the Company's consolidated financial statements.

In January 2005, the CICA approved Handbook Sections 1530 "Comprehensive Income", 3855 "Financial Instruments – Recognition and Measurement", 3861 "Financial Instruments – Disclosure and Presentation", and 3865 "Hedges". The Company adopted these new recommendations effective January 1, 2007 with no restatement of prior periods, except to classify the currency translation adjustment as a component of accumulated other comprehensive income. With the adoption of these new standards, the Company's accounting for financial instruments and hedges complies with U.S. GAAP in all material respects commencing January 1, 2007.

3. GOODWILL AND LONG-LIVED ASSETS

In conjunction with its annual business planning cycle, the Company completed its goodwill impairment analysis. No goodwill impairment charge was recorded during 2008, 2007 or 2006. However, the Company determined that goodwill could potentially be impaired at its Powertrain North America reporting unit. Therefore, as required by GAAP, the Company made a reasonable estimate of the goodwill impairment by determining the implied fair value of goodwill in the same manner as if it had acquired the reporting unit as at year end. The Company's best estimate is that goodwill is not impaired; however, any adjustment to the estimated impairment charge based on finalization of the impairment analysis will be recorded during 2009.

Due to the judgment involved in determining the fair value of the reporting unit's assets and liabilities, the final amount of the goodwill impairment charge, if any, could differ from those estimated.

Furthermore, in association with the Company's annual goodwill impairment analysis and consideration of other indicators of impairment at certain operations, the Company recorded long-lived asset impairment charges as follows:

	2008	2007	2006
North America	**$ 275**	$ 44	$ 13
Europe	**8**	12	41
	$ 283	$ 56	$ 54

[a] North America

For the year ended December 31, 2008

During 2008, the Company recorded long-lived asset impairment charges of $275 million [$238 million after tax], related primarily to its powertrain and interior and exterior systems operations in the United States and Canada.

At the Company's powertrain operations, particularly at a facility in Syracuse, New York, asset impairment charges of $189 million [$169 million after tax] were recorded primarily as a result of the following factors:

- a dramatic market shift away from truck programs, in particular four wheel drive pick-up trucks and SUVs;
- excess die-casting, machining and assembly capacity; and
- historical losses that are projected to continue throughout the Company's business planning period.

At its interiors and exteriors operations, the Company recorded $74 million [$61 million after tax] of asset impairment charges primarily as a result of the following factors:

- significantly lower volumes on certain pick-up truck and SUV programs;
- the loss of certain replacement business;
- capacity utilization that is not sufficient to support the current overhead structure; and
- historical losses that are projected to continue throughout the Company's business planning period.

In addition, the Company recorded asset impairment charges of $12 million [$8 million after tax] related to dedicated assets at a chassis systems facility in Canada and a seating systems facility in the United States.

During 2008, the Company recorded restructuring and rationalization costs of $84 million [$60 million after tax] related to the above long-lived asset impairments and other restructuring activities. Substantially all of the $84 million will be paid subsequent to 2008.

For the year ended December 31, 2007

During 2007, the Company recorded asset impairments of $44 million [$28 million after tax] at an interior systems facility in the United States and certain powertrain facilities in the United States and Canada. The asset impairments were recorded as a result of: (i) ceasing operations and/or use of certain assets at two powertrain facilities; and (ii) losses that were projected to be incurred throughout the Company's business planning period based on existing and projected sales levels.

For the year ended December 31, 2006

During 2006, the Company recorded an asset impairment of $13 million [$8 million after tax] relating to certain interior systems facilities in the United States. The asset impairments were recorded as a result of losses that were projected to be incurred throughout the Company's business planning period based on existing and projected sales levels.

[b] Europe

For the year ended December 31, 2008

During 2008, the Company recorded an $8 million [$8 million after tax] asset impairment related to the disposal of specific assets at an interior systems facility in the United Kingdom and specific assets at a powertrain facility in Austria.

For the year ended December 31, 2007

During 2007, the Company recorded asset impairments of $12 million [$12 million after tax] relating to certain assets and facilities in Germany, Austria, Spain and the Czech Republic due to recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects.

For the year ended December 31, 2006

During 2006, the Company recorded asset impairments of $41 million [$38 million after tax] relating to certain assets and facilities in Germany, Austria, the United Kingdom, Spain and the Czech Republic. The asset impairments were recorded based on recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects.

4. EARNINGS PER SHARE

Earnings per share are computed as follows:

	2008	2007	2006
Basic earnings per Class A Subordinate Voting or Class B Share:			
Net income	**$ 71**	$ 663	$ 528
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	**112.8**	111.4	108.6
Basic earnings per Class A Subordinate Voting or Class B Share	**$ 0.63**	$ 5.95	$ 4.86
Diluted earnings per Class A Subordinate Voting or Class B Share:			
Net income available to Class A Subordinate Voting and Class B Shareholders	**$ 71**	$ 663	$ 528
Adjustment [net of related tax effect]:			
Interest on Convertible Subordinated Debentures [b]	**—**	5	5
	$ 71	$ 668	$ 533
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	**112.8**	111.4	108.6
Adjustments			
Stock options and restricted stock [c]	**1.1**	1.6	1.7
Convertible Subordinated Debentures [b]	**—**	1.1	1.1
	113.9	114.1	111.4
Diluted earnings per Class A Subordinate Voting or Class B Share	**$ 0.62**	$ 5.86	$ 4.78

[a] Diluted earnings per Class A Subordinate Voting or Class B Share exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption.

[b] Diluted earnings per Class A Subordinate Voting or Class B Share exclude 1.1 million [2007 - nil; 2006 - nil] Class A Subordinate Voting Shares issuable to settle the 6.5% Convertible Subordinated Debentures as the conversion of the debentures would have an anti-dilutive impact to earnings per share.

[c] Diluted earnings per Class A Subordinate Voting or Class B Share also exclude 2.7 million [2007 - 2.9 million; 2006 - 3.7 million] Class A Subordinate Voting Shares issuable under the Company's Incentive Stock Option Plan because these options were not 'in-the-money'.

5. DETAILS OF CASH FROM OPERATING ACTIVITIES

[a] Items not involving current cash flows:

	2008	2007	2006
Depreciation and amortization	**$ 873**	$ 872	$ 790
Long-lived asset impairments *[note 3]*	**283**	56	54
Valuation allowance established against future tax assets *[note 11]*	**123**	115	—
Equity income	**(19)**	(11)	(13)
Future income taxes and non-cash portion of current taxes	**(131)**	(123)	(92)
Reclassification of gain on translation of net investment in foreign operations from accumulated other comprehensive income *[note 19]*	**(116)**	(26)	—
Amortization of employee wage buydown *[note 12]*	**62**	—	—
Other non-cash charges	**183**	141	172
	$ 1,258	$ 1,024	$ 911

[b] Changes in non-cash operating assets and liabilities:

	2008	2007	2006
Accounts receivable	**$ 826**	$ 36	$ 14
Inventories	**(124)**	(97)	60
Prepaid expenses and other *[note 12]*	**(70)**	(13)	15
Accounts payable, accrued salaries and wages and other accrued liabilities	**(649)**	(65)	62
Income taxes payable/receivable	**(232)**	66	35
Deferred revenue	**(26)**	(21)	(29)
	$ (275)	$ (94)	$ 157

6. BUSINESS ACQUISITIONS

Acquisitions in the year ended December 31, 2008

On May 30, 2008, Magna acquired a facility from Ogihara America Corporation. The facility in Alabama manufactures major exterior and structural welded assemblies for sales to various customers, including Mercedes-Benz.

On June 16, 2008, Magna was the successful bidder to acquire a substantial portion of the exteriors business and related assets from Plastech Engineered Products Inc., in a Chapter 11 sale out of bankruptcy. The acquired business supplies parts to various customers, including Chrysler, Ford and General Motors, in the United States and Canada.

On October 3, 2008, Magna acquired BluWav Systems LLC, a developer and supplier of electric and energy management systems for hybrid electric vehicles, plug-in hybrid vehicles and battery electric vehicles.

On October 31, 2008, Magna acquired Technoplast, a supplier of plastic exterior and interior components. Technoplast is located in Nizhny Novgorod, Russia and currently supplies the GAZ Group with components for several programs.

The total consideration for these and certain other acquisitions was $177 million, consisting of $158 million paid in cash and $19 million of assumed debt. The excess purchase price over the book value of assets acquired and liabilities assumed was $77 million.

The net effect of the acquisitions on the Company's 2008 consolidated balance sheet was increases in non-cash working capital of $23 million, fixed assets of $80 million, goodwill of $27 million, other assets of $50 million and future tax liabilities of $3 million.

The purchase price allocations for these acquisitions are preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations. On a preliminary basis, an allocation of the excess purchase price over the book value of assets acquired and liabilities assumed has been made to fixed assets, goodwill, and intangible assets.

Acquisitions in the year ended December 31, 2007

On January 15, 2007, Magna acquired two facilities from Pressac Investments Limited ["Pressac"]. The facilities in Germany and Italy manufacture electronic components for sale to various customers, including Volkswagen, Mercedes-Benz and Fiat. The total consideration for the acquisition amounted to $52 million [€40 million], consisting of $46 million paid in cash, net of cash acquired, and $6 million of assumed debt.

The net effect of the acquisition on the Company's 2007 consolidated balance sheet was increases in non-cash working capital of $12 million, fixed assets of $20 million, goodwill of $25 million, other assets of $3 million, other long-term liabilities of $6 million and future tax liabilities of $2 million.

Acquisitions in the year ended December 31, 2006

On February 2, 2006, Magna acquired CTS Fahrzeug-Dachsysteme GmbH, Bietingheim-Bissingen ["CTS"], a leading manufacturer of roof systems for the automotive industry. CTS manufactures soft tops, hard tops and modular retractable hard tops. In addition to Porsche, its customers include Mercedes-Benz, Ferrari, Peugeot and General Motors. CTS has six facilities in Europe and two facilities in North America.

The total consideration for the acquisition of CTS and certain other manufacturing and engineering facilities amounted to $290 million, consisting of $221 million paid in cash and $69 million of assumed debt.

On August 25, 2006, the Company acquired the net assets of the Magna Golf Club located in Aurora, Ontario from Magna Entertainment Corp. ["MEC"] and on November 1, 2006, the Company purchased the Fontana Golf and Sports Club in Austria from MEC *[note 23]*. The total consideration for these acquisitions was $84 million, consisting of $63 million paid in cash and $21 million of assumed debt. These transactions were reviewed by a Special Committee, and approved by the independent members of Magna's Board of Directors following the unanimous recommendation of the Special Committee.

The net effect of these acquisitions on the Company's 2006 consolidated balance sheet was increases in non-cash working capital of $69 million, fixed assets of $136 million, goodwill of $127 million, other assets of $74 million, deferred revenues of $12 million, other long-term liabilities of $11 million and future tax liabilities of $9 million.

Pro forma impact

If the acquisitions completed during 2008 and 2007 occurred on January 1, 2007, the Company's unaudited pro forma consolidated sales for the year ended December 31, 2008 would have been $24 billion [2007 - $27 billion] and the unaudited pro forma consolidated net income would have been $75 million [2007 - $690 million].

7. INVENTORIES

Inventories consist of:

		2008		2007
Raw materials and supplies	**$**	**605**	$	663
Work-in-process		**166**		204
Finished goods		**228**		248
Tooling and engineering		**648**		566
	$	**1,647**	$	1,681

Tooling and engineering inventory represents costs incurred on separately priced tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

8. INVESTMENTS

At December 31, 2008, the Company held Canadian third party ABCP with a face value of Cdn$134 million. When acquired, these investments were rated R1 (High) by Dominion Bond Rating Service ["DBRS"], which was the highest credit rating issued for commercial paper. These investments did not settle at the scheduled maturity during the third quarter of 2007 due to ABCP market liquidity issues, and as a result the Company reclassified its ABCP to long-term investments from cash and cash equivalents.

On January 16, 2009, a restructuring plan was finalized and new restructuring Notes [the "Notes"] were issued in exchange for existing investments. The Notes issued include: (i) notes in a Master Trust (MAV2 – A Notes), which are rated A by DBRS with a face amount value of Cdn$102 million; (ii) subordinate notes (MAV2 – B and C Notes) which are unrated with a face amount value of Cdn$9 million; and (iii) various tracking notes which were issued in exchange for assets deemed ineligible for inclusion in the Master Trust with a face amount value of Cdn$23 million. The criteria for eligibility into the Master Trust include credit quality and expected return of the assets, and arrangements with individual asset providers. The performance of the tracking notes is tied directly to actual performance of the specific assets.

At December 31, 2008, the carrying value of this investment was Cdn$79 million [2007 - Cdn$121 million], which was based on a valuation technique estimating the fair value from the perspective of a market participant. For the year ended December 31, 2008, the Company recorded a $41 million impairment charge in selling, general and administrative expense. The impairment charge is comprised of:

[a] MAV2 – A Notes: the return on these notes is expected to be below current market rates for instruments of comparable credit quality, term and structure, and accordingly, an impairment charge was recorded using a discounted cash flow analysis; and

[b] MAV2 – B and C Notes and tracking notes: a charge against potentially non-performing assets which was determined based on a probability weighted basis.

During 2008, the Company recorded $5 million of interest income on these investments.

9. FIXED ASSETS

Fixed assets consist of:

	2008	2007
Cost		
Land	$ 212	$ 219
Buildings	856	866
Machinery and equipment	7,700	8,383
In progress	313	362
	9,081	9,830
Accumulated depreciation		
Buildings	(305)	(310)
Machinery and equipment	(5,075)	(5,213)
	$ 3,701	$ 4,307

10. GOODWILL

The following is a continuity of the Company's goodwill:

	2008	2007	2006
Balance, beginning of year	$ 1,237	$ 1,096	$ 918
Acquisitions *[note 6]*	27	25	172
Foreign exchange and other	(104)	116	6
	$ 1,160	$ 1,237	$ 1,096

11. INCOME TAXES

[a] The provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

	2008	2007	2006
Canadian statutory income tax rate	**33.5%**	36.1%	36.1%
Manufacturing and processing profits deduction	**(1.2)**	(1.4)	(1.4)
Foreign rate differentials	**(22.1)**	(9.5)	(10.4)
Losses not benefited	**29.3**	1.5	7.5
Earnings of equity investees	**(2.0)**	(0.4)	(0.7)
Valuation allowance on future tax assets [i]	**37.5**	10.0	—
Mexican tax reform [ii]	**—**	4.6	—
Reduction in enacted tax rates [iii]	**—**	(0.4)	(1.3)
Income tax settlement	**—**	—	2.9
Other	**3.3**	2.0	0.6
Effective income tax rate	**78.3%**	42.5%	33.3%

[i] During 2008, the Company recorded a $123 million [2007 - $115 million] charge to establish valuation allowances against its remaining future tax assets in the United States. Accounting standards require that the Company assess whether valuation allowances should be established against its future income tax assets based on the consideration of all available evidence using a "more likely than not" standard. The factors the Company uses to assess the likelihood of realization are its forecast of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets. The Company determined that valuation allowances were required in the United States based on: (i) historical consolidated losses at the Company's United States operations that are expected to continue in the near-term; (ii) the accelerated deterioration of near term automotive market conditions in the United States; and (iii) significant and inherent uncertainty as to the timing of when the Company would be able to generate the necessary level of earnings to recover these future tax assets.

[ii] During 2007, the Company recorded a $53 million charge to future income tax expenses as a result of a new flat tax introduced in Mexico that was effective January 1, 2008. The flat tax is a minimum tax whereby the greater of income tax or flat tax is paid. In computing the flat tax, only 50% of the undepreciated tax balances of certain fixed assets acquired before September 1, 2007 and 60% of inventory balances as at December 31, 2007 are deductible over 10 years. In addition, no deduction or credit is permitted in respect of interest expense, royalties paid to related parties, net operating losses and certain non-deductible reserves as at December 31, 2007 against the flat tax in the future.

[iii] During 2007, the Company recorded a future income tax benefit of $5 million related to decreases in enacted tax rates in Canada. During 2006, the Company recorded a future income tax benefit of $10 million related to decreases in enacted tax rates in Canada and certain foreign jurisdictions.

[b] The details of income before income taxes by jurisdiction are as follows:

	2008	2007	2006
Canadian	**$ 200**	$ 778	$ 631
Foreign	**128**	374	161
	$ 328	$ 1,152	$ 792

[c] The details of the income tax provision are as follows:

	2008	2007	2006
Current provision			
Canadian federal taxes	**$ 101**	$ 234	$ 172
Provincial taxes	**57**	109	94
Foreign taxes	**107**	119	95
	265	462	361
Future provision			
Canadian federal taxes	**(38)**	(28)	(20)
Provincial taxes	**(24)**	(13)	(7)
Foreign taxes	**54**	68	(70)
	(8)	27	(97)
	$ 257	$ 489	$ 264

[d] Future income taxes have been provided on temporary differences, which consist of the following:

	2008	2007	2006
Book amortization less than (in excess of) tax amortization	$ 11	$ 2	$ (26)
Tax depreciation less than book depreciation	(46)	(25)	(23)
Net tax losses benefited	(69)	(52)	(22)
Valuation allowance on future tax assets	123	115	—
Liabilities currently not deductible for tax	(32)	(5)	(16)
Reduction in enacted tax rates	—	(3)	(10)
Tax deferred income	(2)	(2)	1
Other	7	(3)	(1)
	$ (8)	$ 27	$ (97)

[e] Future tax assets and liabilities consist of the following temporary differences:

	2008	2007
Assets		
Tax benefit of loss carryforwards		
Pre-acquisition	$ 58	$ 59
Post-acquisition	407	373
Other liabilities	104	113
Tax credits carryforward	71	50
Unrealized loss on cash flow hedges	63	30
Other	59	65
	762	690
Valuation allowance against tax benefit of loss carryforwards		
Pre-acquisition	(52)	(53)
Post-acquisition	(372)	(271)
Other valuation allowance	(156)	(86)
	$ 182	$ 280
Liabilities		
Tax depreciation in excess of book depreciation	$ 103	$ 192
Other assets book value in excess of tax value	18	34
Unrealized gain on cash flow hedges	15	26
	$ 136	$ 252

[f] Income taxes paid in cash were $437 million for the year ended December 31, 2008 [2007 - $435 million; 2006 - $295 million].

[g] At December 31, 2008, the Company had gross income tax loss carryforwards of $1.3 billion which relate to certain foreign subsidiaries, including $141 million of losses obtained on acquisitions, the tax benefits of which have not been recognized in the consolidated financial statements. Of the total losses, $939 million expire between 2009 and 2028 and the remainder have no expiry date.

12. OTHER ASSETS

Other assets consist of:

	2008	2007
Long-term receivables [a]	$ 67	$ 128
Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	230	94
Patents and licenses, net *[note 6]*	54	67
Employee wage buydown, net [b]	52	—
Other, net *[note 6]*	198	180
	$ 601	$ 469

[a] A portion of the Company's long-term receivables are reflected net of outstanding borrowings from a finance subsidiary of Saab since the Company has a legal right of set-off of its $16 million [2007 - $37 million] long-term receivable from Saab against the borrowings of $16 million and intends to settle the related amounts simultaneously.

[b] Under the terms of a collective bargaining agreement, employees agreed to accept lump-sum cash payments in return for lower wages and benefits over the four-year term of the union contract. Given that the Company will benefit from these lump-sum payments over the term of the union contract, the committed amounts have been capitalized in other assets. The capitalized amounts are being amortized over the term of the collective bargaining agreement based on estimated employment levels.

13. WARRANTY

The following is a continuity of the Company's warranty accruals:

	2008	2007	2006
Balance, beginning of year	**$ 103**	$ 94	$ 96
Expense (income), net	**(2)**	19	9
Settlements	**(23)**	(32)	(27)
Acquisition	**—**	—	6
Foreign exchange and other	**(3)**	22	10
	$ 75	$ 103	$ 94

14. DEBT AND COMMITMENTS

[a] The Company's long-term debt, which is substantially uncollateralized, consists of the following:

	2008	2007
7.08% Subordinated Debentures, denominated in euros [c]	**$ 139**	$ 147
6.5% Convertible Subordinated Debentures, denominated in Canadian dollars [d]	**83**	102
Government loans at a weighted average interest rate of approximately 1.6%, denominated primarily in euros	**25**	48
Senior unsecured zero-coupon notes at a weighted average interest rate of approximately 4.7%, denominated in Canadian dollars	**—**	246
Senior unsecured notes payable at a weighted average interest rate of approximately 4.1%, denominated in U.S. dollars	**—**	91
Other	**53**	77
	300	711
Less due within one year	**157**	374
	$ 143	$ 337

[b] Future principal repayments on long-term debt are estimated to be as follows:

2009	$ 157
2010	95
2011	11
2012	8
2013	4
Thereafter	25
	$ 300

[c] On September 21, 1999, the Company issued €100 million of 7.08% junior unsecured subordinated debentures which mature on September 30, 2009. These subordinated debentures are not redeemable except in the event of certain adverse changes in tax legislation. Upon maturity, the Company may at its option satisfy the amounts payable by issuing Magna Class A Subordinate Voting Shares, based on the weighted average trading price of the Class A Subordinate Voting Shares, provided that there is no continuing event of default.

[d] On March 27, 2003, the Company issued Cdn$100 million of 6.5% Convertible Subordinated Debentures which mature on March 31, 2010. The 6.5% Convertible Subordinated Debentures are convertible at any time into Magna Class A Subordinate Voting Shares at a fixed conversion price of Cdn$91.19. All or part of the 6.5% Convertible Subordinated Debentures are currently redeemable at the Company's option at any time. On redemption or maturity, the Company will have the option of retiring the 6.5% Convertible Subordinated Debentures with Class A Subordinate Voting Shares and, in addition, the Company may elect from time to time to issue and deliver freely tradable Class A Subordinate Voting Shares to a trustee in order to raise funds to satisfy the obligation to pay interest on the 6.5% Convertible Subordinated Debentures.

[e] On October 12, 2005, the Company entered into a $2.0 billion five-year revolving term facility, of which $1.0 billion was unused and available at year end. In July 2007, the facility was extended to July 31, 2012. The facility has a North American tranche of $1.57 billion, a European tranche of €300 million and an Asian tranche of $50 million. As at December 31, 2008, outstanding borrowings under the facility are at an average interest rate of 2.6%. Subsequent to year end, the Company repaid $768 million of borrowings.

Under the terms of the Company's operating and term credit agreements, it is permitted to make use of banker's acceptances and commercial paper to borrow at effective interest rates which are, from time to time, lower than those charged under the bank lines of credit.

[f] Interest income, net includes:

	2008	2007	2006
Interest expense			
Current	**$ 19**	$ 16	$ 10
Long-term	**32**	36	40
	51	52	50
Interest income	**(113)**	(114)	(64)
Interest income, net	**$ (62)**	$ (62)	$ (14)

[g] Interest paid in cash was $43 million for the year ended December 31, 2008 [2007 - $38 million; 2006 - $36 million].

[h] At December 31, 2008, the Company had commitments under operating leases with MI Developments Inc. ["MID"] *[note 23]* and third parties requiring annual rental payments as follows:

	MID	Third parties	Total
2009	$ 156	$ 126	$ 282
2010	155	111	266
2011	153	90	243
2012	154	75	229
2013	154	62	216
Thereafter	478	112	590
	$ 1,250	$ 576	$ 1,826

For the year ended December 31, 2008, operating lease expense was $296 million [2007 - $316 million; 2006 - $286 million], of which $156 million related to MID [2007 - $159 million; 2006 - $153 million].

[i] One of the Company's German subsidiaries has entered into an operating lease for a facility constructed at a cost of approximately $12 million. The lessor in this arrangement leased the assets from a partnership that is substantially debt financed, which is owned directly and indirectly by the lessor. Although the Company's German subsidiary has options to acquire either the facility under lease or the partnership, the Company's obligations under this arrangement are limited to those in its operating lease agreement. Although this arrangement qualifies as a variable interest entity, the Company has concluded that it is not the primary beneficiary under the agreement and has, therefore, not consolidated the entity.

15. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	2008	2007	2006
Defined benefit pension plans [a]	**$ 25**	$ 33	$ 35
Termination and long service arrangements [b]	**188**	196	157
Retirement medical benefits plan [c]	**85**	86	69
	298	315	261
Asset retirement obligation	**36**	38	27
Long-term portion of fair value of hedges	**89**	41	—
	$ 423	$ 394	$ 288

[a] Defined benefit pension plans

The Company sponsors a number of defined benefit pension plans and similar arrangements for its employees. European defined benefit pension plans are unfunded.

All pension plans are funded to at least the minimum legal funding requirements.

The weighted average of significant actuarial assumptions adopted in measuring the Company's obligations and costs are as follows:

	2008	2007	2006
Projected benefit obligation			
Discount rate	**6.3%**	5.8%	5.3%
Rate of compensation increase	**3.6%**	3.2%	3.3%
Net periodic benefit cost			
Discount rate	**6.4%**	5.4%	5.1%
Rate of compensation increase	**3.7%**	3.2%	3.0%
Expected return on plan assets	**7.8%**	7.6%	7.7%

Information about the Company's defined benefit pension plans is as follows:

	2008	2007	2006
Projected benefit obligation			
Beginning of year	**$ 301**	$ 282	$ 234
Current service cost	**19**	22	24
Interest cost	**16**	15	13
Actuarial (gains) losses and changes in actuarial assumptions	**(16)**	(24)	1
Benefits paid	**(10)**	(8)	(8)
(Divestitures) acquisitions	**(8)**	—	9
Settlement	**(35)**	—	—
Curtailment	**—**	(6)	—
Currency translation	**(17)**	20	9
End of year	**$ 250**	$ 301	$ 282
Plan assets at fair value			
Beginning of year	**$ 279**	$ 232	$ 185
Return on plan assets	**(54)**	19	20
Employer contributions	**17**	22	30
Benefits paid	**(10)**	(8)	(8)
Divestiture	**(7)**	—	—
Settlement	**(35)**	—	—
Currency translation	**(14)**	14	5
End of year	**$ 176**	$ 279	$ 232
Unfunded amount	**$ 74**	$ 22	$ 50
Unrecognized actuarial (losses) gains	**(49)**	11	(15)
Net amount recognized in the consolidated balance sheets	**$ 25**	$ 33	$ 35
Net periodic benefit cost			
Current service cost	**$ 19**	$ 22	$ 24
Interest cost	**16**	15	13
Return on plan assets	**(19)**	(16)	(14)
Actuarial (gains) losses	**(1)**	1	—
Curtailment gain	**(2)**	—	—
Net periodic benefit cost	**$ 13**	$ 22	$ 23

[b] Termination and long service arrangements

Pursuant to labour laws and national labour agreements in certain European countries and Mexico, the Company is obligated to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

All lump sum termination and long service payment arrangements are unfunded. However, pursuant to local tax laws, Austrian subsidiaries hold long-term government securities in connection with their unfunded obligations. Such assets amounted to $9 million at December 31, 2008 [2007 - $10 million] and are included in investments on the Company's consolidated balance sheets.

The weighted average of significant actuarial assumptions adopted in measuring the Company's projected termination and long service benefit obligations and net periodic benefit cost are as follows:

	2008	2007	2006
Discount rate	**6.2%**	5.4%	4.5%
Rate of compensation increase	**3.9%**	3.1%	2.9%

Information about the Company's termination and long service arrangements is as follows:

	2008	2007	2006
Projected benefit obligation			
Beginning of year	**$ 215**	$ 181	$ 144
Current service cost	**17**	19	11
Interest cost	**10**	9	7
Actuarial losses (gains) and changes in actuarial assumptions	**11**	(3)	11
Benefits paid	**(27)**	(17)	(8)
Acquisition	**—**	5	—
Currency translation	**(14)**	21	16
End of year	**$ 212**	$ 215	$ 181
Unfunded amount	**$ 212**	$ 215	$ 181
Unrecognized actuarial losses	**(24)**	(19)	(24)
Net amount recognized in the consolidated balance sheets	**$ 188**	$ 196	$ 157
Net periodic benefit cost			
Current service cost	**$ 17**	$ 19	$ 11
Interest cost	**10**	9	7
Actuarial losses	**—**	—	1
Net periodic benefit cost	**$ 27**	$ 28	$ 19

[c] Retirement medical benefits plan

The Company sponsors a retirement medical benefits plan covering eligible employees and retirees. Retirees age 60 or older with 10 or more years of service are eligible for benefits, and existing retirees as at August 1, 2000 that meet the above criteria are also eligible for benefits. Benefits are capped based on years of service.

The weighted average discount rate used in measuring the Company's projected retirement medical benefit obligations and net periodic benefit cost are as follows:

	2008	2007	2006
Retirement medical benefit obligations	**6.3%**	5.9%	5.4%
Net periodic benefit cost	**6.3%**	5.4%	5.4%
Health care cost inflation	**9.3%**	9.6%	10.0%

Information about the Company's retirement medical benefits plan is as follows:

	2008	2007	2006
Projected benefit obligation			
Beginning of year	**$ 79**	$ 104	$ 90
Current service cost	**4**	7	8
Interest cost	**5**	6	5
Actuarial (gains) losses and changes in actuarial assumptions	**(7)**	(41)	3
Benefits paid	**(2)**	(2)	(2)
Special termination benefit	**—**	(1)	—
Currency translation	**(6)**	6	—
End of year	**$ 73**	$ 79	$ 104
Unfunded amount	**$ 73**	$ 79	$ 104
Unrecognized past service obligation	**(9)**	(12)	(12)
Unrecognized actuarial gains (losses)	**21**	19	(23)
Net amount recognized in the consolidated balance sheets	**$ 85**	$ 86	$ 69
Net periodic benefit cost			
Current service cost	**$ 4**	$ 7	$ 8
Interest cost	**5**	6	5
Actuarial (gains) losses	**(2)**	1	—
Past service cost amortization	**1**	1	1
Net periodic benefit cost	**$ 8**	$ 15	$ 14

The effect of a one-percentage point increase or decrease in health care trend rates would not have a significant impact on the Company's income as the majority of benefits are based on a defined dollar amount. The defined dollar amount is not expected to change based on changes in costs for health care.

[d] Future benefit payments

	Defined benefit pension plan	Termination and long service arrangements	Retirement medical benefits plan	Total
Expected employer contributions - 2009	$ 9	$ 8	$ 3	$ 20
Expected benefit payments				
2009	$ 10	$ 8	$ 3	$ 21
2010	11	7	3	21
2011	12	7	4	23
2012	13	8	4	25
2013	14	11	4	29
Thereafter	95	66	24	185
	$ 155	$ 107	$ 42	$ 304

[e] Plan assets

The asset allocation of the Company's defined benefit pension plans at December 31, 2008 and 2007, and the target allocation for 2009 is as follows:

	2009	2008	2007
Equity securities	**50-75%**	58%	66%
Fixed income securities	**5-45%**	38%	34%
Cash and cash equivalents	**0-40%**	4%	—
	100%	100%	100%

The expected rate of return on plan assets was determined by considering the Company's current investment mix, the historic performance of these investment categories and expected future performance of these investment categories.

16. STOCK-BASED COMPENSATION

[a] Incentive Stock Option Plan

Under the amended and restated Incentive Stock Option Plan, the Company may grant options to purchase Class A Subordinate Voting Shares to full-time employees, outside directors or consultants of the Company. The maximum number of shares that can be reserved for issuance under the option plan is 6.0 million shares. The number of unoptioned shares available to be reserved at December 31, 2008 was 1.1 million [2007 - 0.9 million]. All options granted are for a term of seven years from the grant date except for the options granted prior to December 2003, which were for a term of 10 years from the grant date. Options issued generally vest 20% on the date of the grant and 20% on each subsequent December 31 thereafter. All options allow the holder to purchase Class A Subordinate Voting Shares at a price equal to or greater than the closing market price of such shares on the date prior to the date of the grant.

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]:

	Options outstanding		
	Number of options	Weighted average exercise price	Number of options exercisable
Outstanding at December 31, 2005	4,600,039	Cdn$75.46	4,116,104
Granted	115,000	87.80	—
Exercised	(587,909)	62.70	(587,909)
Cancelled	(39,881)	94.71	(30,530)
Vested	—	—	313,671
Outstanding at December 31, 2006	4,087,249	Cdn$77.45	3,811,336
Granted	55,000	90.81	—
Exercised	(825,174)	63.20	(825,174)
Cancelled	(374,872)	69.86	(366,041)
Vested	—	—	292,756
Outstanding at December 31, 2007	2,942,203	Cdn$82.66	2,912,877
Granted	10,000	55.13	—
Exercised	(1,613)	55.00	(1,613)
Cancelled	(204,445)	90.36	(204,445)
Vested	—	—	17,326
Outstanding at December 31, 2008	2,746,145	Cdn$82.01	2,724,145

On February 26, 2009, the Company granted options to acquire 1,075,000 Class A Subordinate Voting Shares each with an exercise price of Cdn$33.09 [being the closing price of the Class A Subordinate Voting Shares on the Toronto Stock Exchange ["TSX"] on such date].

At December 31, 2008, the outstanding options consist of [number of options in the table below are expressed in whole numbers]:

	Options outstanding		
Exercise price [Cdn$]	Number of options	Remaining contractual life [years]	Number of options exercisable
$25 to $45	5,000	7.0	1,000
$45 to $55	613,897	2.3	613,897
$55 to $65	255,200	0.9	255,200
$65 to $75	69,253	3.7	66,253
$75 to $85	236,664	3.6	235,664
$85 to $95	186,195	3.7	181,195
$95 to $105	1,122,500	3.3	1,113,500
$105 to $115	240,000	4.9	240,000
Over $115	17,436	3.5	17,436
	2,746,145		2,724,145
Weighted average exercise price	$ 82.01		$ 82.02

The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

	2008	2007	2006
Risk-free interest rate	**2.71%**	4.33%	3.99%
Expected dividend yield	**2.02%**	1.14%	2.05%
Expected volatility	**27%**	22%	23%
Expected time until exercise	**4 years**	4 years	4 years
Weighted average fair value of options granted or modified in year (Cdn$)	**$ 10.76**	$ 19.50	$ 14.89
Compensation expense recorded in selling, general and administrative expense	**$ —**	$ 4	$ 5

[b] Long-term retention program

The Company has awarded to certain executives an entitlement to Class A Subordinate Voting Shares in the form of restricted stock. Such shares become available to the executives, subject to acceleration on death or disability, after an approximate four-year holding period, provided certain conditions are met, and are to be released in equal amounts over a 10-year period, subject to forfeiture under certain circumstances. The stock that has not been released to the executives is reflected as a reduction in the stated value of the Company's Class A Subordinate Voting Shares.

Information about the Company's long-term retention program is as follows:

	2008	2007	2006
Class A Subordinate Voting Shares awarded and not released	**780,609**	893,541	958,688
Reduction in stated value of Class A Subordinate Voting Shares	**$ 51**	$ 55	$ 57
Compensation expense recorded in selling, general and administrative expense	**$ 12**	$ 17	$ 7
Unamortized compensation expense recorded as a reduction of shareholders' equity	**$ 36**	$ 36	$ 42

[c] Restricted stock unit program

In a number of different circumstances, the Company has awarded restricted stock units ["RSUs"] to certain executives and other employees as part of the Company's compensation program. These RSUs are notional units, each of which is equivalent to one Magna Class A Subordinate Voting Share. In most cases, the RSUs are redeemable solely at the Company's option, either by delivery of the specified number of Class A Subordinate Voting Shares or the cash value on the redemption date [based on the 20-day weighted average trading price]. Redemption of the RSUs generally occurs on December 15 of the second year after the date of grant, subject to earlier redemption or cancellation in specified circumstances. In some cases, RSUs are subject to vesting and other conditions and quarterly dividend equivalents are paid to the grantees.

17. CAPITAL STOCK

[a] At December 31, 2008, the Company's authorized, issued and outstanding capital stock is as follows:

Preference shares – issuable in series –

The Company's authorized capital stock includes 99,760,000 preference shares, issuable in series. None of these shares are currently issued or outstanding.

Class A Subordinate Voting Shares and Class B Shares –

Class A Subordinate Voting Shares without par value [unlimited amount authorized] have the following attributes:

[i] Each share is entitled to one vote per share at all meetings of shareholders.
[ii] Each share shall participate equally as to dividends with each Class B Share.

Class B Shares without par value [authorized - 776,961] have the following attributes:

[i] Each share is entitled to 300 votes per share at all meetings of shareholders.
[ii] Each share shall participate equally as to dividends with each Class A Subordinate Voting Share.
[iii] Each share may be converted at any time into a fully-paid Class A Subordinate Voting Share on a one-for-one basis.

In the event that either the Class A Subordinate Voting Shares or the Class B Shares are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class.

[b] On November 3, 2008, the TSX accepted the Company's Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase for cancellation and/or for purposes of the Company's long-term retention [restricted stock], RSU and similar programs, of up to 11,000,000 Magna Class A Subordinate Voting Shares of the Company [the "Bid"], representing approximately 9.9% of the public float of such shares. The Bid commenced on November 12, 2008, following the expiry of its prior bid on November 11, 2008, and will terminate one year later. All purchases of Class A Subordinate Voting Shares are made at the market price at the time of purchase in accordance with the rules and policies of the TSX and Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

[c] Changes in the Class A Subordinate Voting Shares and Class B Shares consist of the following [number of shares in the following table are expressed in whole numbers]:

		Class A Subordinate Voting		Class B	
		Number of shares	Stated value	Number of shares	Stated value
Issued and outstanding at December 31, 2005		108,184,395	$ 2,470	1,093,983	$ —
Issued under the Incentive Stock Option Plan		587,909	40		
Issued under the DRIP	[i]	14,033	1		
Repurchase for restricted stock program		—	(6)		
Conversion of Class B Shares to Class A Subordinate Voting Shares		1,050	—	(1,050)	—
Issued and outstanding at December 31, 2006		108,787,387	2,505	1,092,933	—
Issued for cash under the Arrangement	[ii]	20,000,000	1,531		
Repurchase and cancellation under the Substantial Issuer Bid	[ii]	(11,902,654)	(280)		
Conversion of Class B Shares into Class A Subordinate Voting Shares	[ii]	148,704	—	(148,704)	—
Repurchase and cancellation	[ii]	—	—	(217,400)	—
Issued under the Incentive Stock Option Plan		523,810	33		
Issued under Stock Appreciation rights	[iii]	301,364	11		
Release of restricted stock		—	10		
Issued under the DRIP	[i]	7,126	—		
Repurchase for restricted stock and RSU programs	[iv]	—	(20)		
Repurchase and cancellation under normal course issuer bid	[iv]	(2,521,553)	(82)		
Issued and outstanding at December 31, 2007		115,344,184	3,708	726,829	—
Release of restricted stock		—	10		
Issued under the RSU programs	[iv]	—	5		
Issued under the DRIP	[i]	27,992	2		
Issued under the Incentive Stock Option Plan		1,613	—		
Repurchase for restricted stock and RSU programs	[iv]	—	(2)		
Repurchased		—	(4)		
Repurchase and cancellation under normal course issuer bid	[iv]	(3,494,730)	(114)		
Issued and outstanding at December 31, 2008		**111,879,059**	**$ 3,605**	**726,829**	**$ —**

[i] The Company has a Dividend Reinvestment Plan ["DRIP"] whereby shareholders have the option to receive their dividends in the form of Class A Subordinate Voting Shares in lieu of cash.

[ii] During 2007, following approval by Magna's Class A Subordinate Voting and Class B Shareholders, the Company completed the court-approved plan of arrangement [the "Arrangement"] whereby OJSC Russian Machines ["Russian Machines"], a wholly-owned subsidiary of Basic Element Limited ["Basic Element"], made an investment in Magna.

In accordance with the Arrangement:

[a] Russian Machines invested $1.531 billion [net of issue costs of $6 million] to indirectly acquire 20 million Class A Subordinate Voting Shares of Magna from treasury.

[b] The Company purchased 217,400 Class B Shares for cancellation, representing all the outstanding Class B Shares, other than those indirectly controlled by the Stronach Trust, for approximately $24 million, and the number of votes per Class B Share was reduced from 500 votes to 300 votes. The excess cash paid over the book value of the Class B Shares repurchased of $24 million was charged to retained earnings.

[c] The Stronach Trust and certain members of the Company's executive management combined their respective shareholdings in Magna [in the case of executive management, a portion of their shareholdings], together with the 20 million Class A Subordinate Voting Shares issued as part of the Arrangement, into M Unicar Inc., a new Canadian holding company.

Prior to completion of the Arrangement, Magna caused the conversion of 148,704 Class B Shares held by the MIC Trust and 865714 Ontario Inc., a wholly-owned subsidiary of Magna, into Class A Subordinate Voting Shares.

On September 25, 2007, the Company also completed a Substantial Issuer Bid pursuant to which it purchased for cancellation 11.9 million Class A Subordinate Voting Shares for an aggregate purchase price of approximately $1.1 billion [including $2 million of costs relating to the transaction]. The excess paid over the book value of the Class A Subordinate Voting Shares repurchased of $655 million was charged to retained earnings.

On October 3, 2008, Russian Machines' participation in the Arrangement terminated. As a result, Russian Machines no longer has any interest in the 20 million Class A Subordinate Voting Shares or any interest in M Unicar Inc.

[iii] On June 29, 2007, following approval by the Company's Corporate Governance and Compensation Committee and in accordance with the Amended and Restated Incentive Stock Option Plan, the Company granted stock appreciation rights ["SARs"] to the Company's Chairman, Mr. Stronach, and an associated company, Stronach & Co., in respect of 648,475 previously granted and unexercised stock options.

Simultaneously, all such SARs were exercised and all of the previously granted and unexercised stock options were surrendered and cancelled. On exercise of the SARs, Stronach & Co. and Mr. Stronach received 301,364 Magna Class A Subordinate Voting Shares, representing an amount equal to the difference between the aggregate fair market value of the shares covered by the surrendered options and the aggregate exercise price of such surrendered options. Fair market value was determined based on the weighted average closing price of the Company's Class A Subordinate Voting Shares on the TSX or New York Stock Exchange [based on the surrendered options' currency] for the five consecutive trading days ending on the trading day immediately prior to the date of exercise.

[iv] During 2008, the Company purchased for cancellation 3.5 million [2007 - 2.5 million] Magna Class A Subordinate Voting Shares under normal course issuer bids for cash consideration of $245 million [2007 - $207 million]. The excess of the cash paid over the book value of the Class A Subordinate Voting Shares repurchased of $98 million [2007 - $100 million] was charged to retained earnings.

The Company also purchased 32,652 Magna Class A Subordinate Voting Shares [2007 - 234,214] for aggregate cash consideration of $2 million [2007 - $20 million]. A portion of these shares were awarded to certain executives under the restricted stock program and a portion of these shares are being held in trust for purposes of the Company's RSU program and are reflected as a reduction in the stated value of the Company's Class A Subordinate Voting Shares. During 2008, the Company issued 49,604 Magna Class A Subordinate Voting Shares from the trust to settle amounts owing under the Company's RSU program.

[d] The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at March 5, 2009 were exercised or converted:

Class A Subordinate Voting and Class B Shares	112,605,888
6.5% Convertible Subordinated Debentures	1,096,589
Stock options *[note 16]*	3,820,265
	117,522,742

The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures. The number of Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of the Class A Subordinate Voting Shares at the time the Company elects to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

The above amounts also exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

18. CONTRIBUTED SURPLUS

Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and credited to Class A Subordinate Voting Shares, the accumulated restricted stock compensation expense and the value of the holders' conversion option on the 6.5% Convertible Subordinated Debentures. The following is a continuity schedule of contributed surplus:

	2008	2007	2006
Stock-based compensation			
Balance, beginning of year	**$ 55**	$ 62	$ 62
Stock-based compensation expense	**19**	18	12
Exercise of options	**—**	(4)	(12)
Release of restricted stock	**(10)**	(10)	—
Exercise of stock appreciation rights	**—**	(11)	—
Balance, end of year	**64**	55	62
Holders' conversion option *[note 14]*	**3**	3	3
	$ 67	$ 58	$ 65

19. ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a continuity schedule of accumulated other comprehensive income:

	2008	2007	2006
Accumulated net unrealized gains on translation of net investment in foreign operations			
Balance, beginning of year	**$ 1,360**	$ 814	$ 621
Net unrealized (losses) gains on translation of net investment in foreign operations	**(765)**	753	193
Reclassification of gain on translation of net investment in foreign operations to net income [a]	**(116)**	(26)	—
Repurchase of shares *[note 17]*	**(32)**	(181)	—
Balance, end of year	**447**	1,360	814
Accumulated net unrealized loss on cash flow hedges [b]			
Balance, beginning of year	**(10)**	—	—
Net unrealized losses on cash flow hedges	**(102)**	(8)	—
Reclassification of net (gains) losses on cash flow hedges to net income	**(1)**	1	—
Adjustment for change in accounting policy	**—**	(3)	—
Balance, end of year	**(113)**	(10)	—
Total accumulated other comprehensive income	**$ 334**	$ 1,350	$ 814

[a] In the normal course of business, the Company reviews its cash investment strategies, including where such funds are invested. As a result of these reviews, the Company repatriated funds from Europe and as a result recorded foreign currency gains in selling, general and administrative expense of $116 million [2007 - $26 million].

[b] The amount of income tax benefit that has been netted in the amounts above is as follows:

	2008	2007	2006
Balance, beginning of year	**$ 4**	$ —	$ —
Net unrealized losses on cash flow hedges	**42**	3	—
Reclassification of net gains on cash flow hedges to net income	**2**	—	—
Adjustment for change in accounting policy	**—**	1	—
Balance, end of year	**$ 48**	$ 4	$ —

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $90 million [net of income tax benefit of $27 million].

20. CAPITAL DISCLOSURES

The Company manages capital in order to ensure it has adequate borrowing capacity and financial structure to allow financial flexibility and to provide an adequate return to shareholders. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares, purchase shares for cancellation or increase or decrease the amount of debt outstanding.

The Company monitors capital using the ratio of debt to total capitalization. Debt includes bank indebtedness and long-term debt as shown in the consolidated balance sheets. Total capitalization includes debt and all components of shareholders' equity.

The Company's capitalization and debt to total capitalization is as follows:

	2008	2007
Liabilities		
Bank indebtedness	**$ 909**	$ 89
Long-term debt due within one year	**157**	374
Long-term debt	**143**	337
	1,209	800
Shareholders' equity	**7,363**	8,642
Total capitalization	**$ 8,572**	$ 9,442
Debt to total capitalization	**14.1%**	8.5%

21. FINANCIAL INSTRUMENTS

[a] Foreign exchange contracts

At December 31, 2008, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Canadian and U.S. dollars contracts represent the significant commitments as follows:

	For Canadian dollars				For U.S. dollars		For GBP	
Buy (Sell)	U.S. dollar amount	Weighted average rate	Euro amount	Weighted average rate	Peso amount	Weighted average rate	Euro amount	Weighted average rate
2009	249	1.1592	89	1.6827	883	0.0797	34	0.8485
2009	(541)	1.0959	(209)	1.6295	(390)	0.0757	(82)	0.7489
2010	68	1.0919	—	—	571	0.0777	13	0.7912
2010	(148)	1.0879	(27)	1.6083	—	—	(72)	0.7590
2011	12	0.9880	—	—	145	0.0714	4	0.8099
2011	(61)	1.0182	(11)	1.4791	—	—	(54)	0.7801
2012	—	—	—	—	—	—	(35)	0.7946
	(421)		(158)		1,209		(192)	

Based on forward foreign exchange rates as at December 31, 2008 for contracts with similar remaining terms to maturity, the gains and losses relating to the Company's foreign exchange forward contracts recognized in other comprehensive income are approximately $49 million and $203 million, respectively *[note 19]*.

The Company does not enter into foreign exchange forward contracts for speculative purposes.

[b] Natural gas swap contracts

The Company uses natural gas swap contracts to manage the cash flow risk of a portion of its forecasted natural gas purchases in Canada and the United States over the period to December 2012. Swaps outstanding at December 31, 2008 have a total volume of 2.4 million Gigajoule ["GJ"] with a fixed price range of between $7.58 per GJ and $9.10 per GJ for Canada and a total volume of 2.8 million MMBTU ["Million British Thermal Units"] with a fixed price range of between $6.89 per MMBTU and $8.97 per MMBTU for the United States. The unrecognized losses on these natural gas swap contracts at December 31, 2008 was $7 million.

The Company does not enter into natural gas swap contracts for speculative purposes.

[c] Financial assets and liabilities

The Company's financial assets and liabilities consist of the following:

	2008	2007
Held-for-trading		
Cash and cash equivalents	**$ 2,757**	$ 2,954
Held-to-maturity investments		
Investment in ABCP	**$ 64**	$ 121
Severance investments	**9**	10
	$ 73	$ 131
Loans and receivables		
Accounts receivable	**$ 2,821**	$ 3,981
Long-term receivables included in other assets	**67**	128
Income taxes receivable	**11**	—
	$ 2,899	$ 4,109
Other financial liabilities		
Bank indebtedness	**$ 909**	$ 89
Long-term debt (including portion due within one year)	**300**	711
Accounts payable	**2,744**	3,492
Accrued salaries and wages	**448**	544
Other accrued liabilities	**835**	911
Income taxes payable	**—**	248
	$ 5,236	$ 5,995

[d] Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, bank indebtedness, accounts payable, accrued salaries and wages, other accrued liabilities and income taxes receivable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Investments

Fair value information is not readily determinable for the Company's investment in ABCP. At December 31, 2008, the Company adjusted the carrying value of its investment in ABCP to its estimated fair value *[note 8]*.

In addition, fair value information is not readily available for the Company's investment in equity accounted investees. However, management believes the market value to be in excess of the carrying value of these investments.

Term debt

The Company's term debt includes $157 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value. The fair value of the Company's long-term debt, based on current rates for debt with similar terms and maturities, is not materially different from its carrying value.

[e] Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held-to-maturity investments and foreign exchange forward contracts with positive fair values.

The Company's held-to-maturity investments include an investment in ABCP *[note 8]*. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing of cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

Cash and cash equivalents, which consist of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry. These accounts receivable are subject to normal industry credit risks. However, in North America, sales to the Company's three largest customers [the "Detroit 3"] represented 47% of the Company's total sales. The Detroit 3 are rated as below investment grade by credit rating agencies and General Motors and Chrysler are currently receiving funding from the United States government in order to remain solvent. The inability of these customers to satisfy their financial obligations to the Company and the potential for these customers to seek protection from their creditors represent material credit risks to the Company. On February 20, 2009, Saab filed for court supervised reorganization. As at March 5, 2009, the Company does not have a material credit risk to overdue accounts receivable from Saab since outstanding receivables continue to be paid when due.

For the year ended December 31, 2008, sales to the Company's five largest customers (including the Detroit 3) represented 76% of total sales, and substantially all of the Company's sales are to customers in which the Company has ongoing contractual relationships. Due to the nature of these business relationships and the level of integration the Company has with its customers, the Company's exposure to overdue accounts receivable does not represent a material credit risk to the Company.

[f] Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on its cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its long-term debt instruments as the interest rates on these instruments are fixed.

22. INTERESTS IN JOINTLY CONTROLLED ENTITIES

The following is the Company's combined proportionate share of the major components of the financial statements of the jointly controlled entities in which the Company has an interest [before eliminations]:

Balance Sheets

		2008		2007
Current assets	**$**	**203**	$	275
Long-term assets	**$**	**60**	$	72
Current liabilities	**$**	**81**	$	151
Long-term liabilities	**$**	**44**	$	44

Statements of Income

		2008		2007		2006
Sales	**$**	**757**	$	831	$	732
Cost of goods sold, expenses and income taxes		**618**		712		651
Net income	**$**	**139**	$	119	$	81

Statements of Cash Flows

		2008		2007		2006
Cash provided from (used for):						
Operating activities	**$**	**134**	$	146	$	115
Investment activities	**$**	**(7)**	$	(26)	$	(9)
Financing activities	**$**	**(126)**	$	(95)	$	(107)

The Company's share of equity in the jointly controlled entities includes undistributed earnings of $104 million [2007 - $108 million].

23. TRANSACTIONS WITH RELATED PARTIES

Mr. Frank Stronach and Ms. Belinda Stronach, Magna's Chairman and Executive Vice-Chairman, respectively, together with two other members of the Stronach family, are trustees and members of the class of potential beneficiaries of the Stronach Trust. The Stronach Trust indirectly holds shares which represent an 89% voting interest in M Unicar Inc., which controls Magna through the right to direct the votes attaching to 100% of Magna's Class B Shares and approximately 0.5% of Magna's Class A Subordinate Voting Shares. The Stronach Trust controls MID and therefore MEC, through the right to direct the votes attaching to 66% of MID's Class B Shares. Various land and buildings used in Magna's operations are leased from MID under operating lease agreements, which are effected on normal commercial terms *[note 14]*. Lease expense included in the consolidated statements of income and comprehensive (loss) income with respect to MID for the year ended December 31, 2008 was $156 million [2007 - $159 million; 2006 - $153 million]. Included in accounts payable are trade amounts owing to MID and its subsidiaries of $0.4 million [2007 - $1 million]. Included in accounts receivable are amounts owed from MEC of $0.6 million [2007 - $2.8 million].

During the first quarter of 2009, the Company entered into an agreement to purchase approximately 100 acres of real estate located in Oberwaltersdorf, Austria from MEC for approximately $5.7 million [€4.6 million]. The closing of the transaction is expected to occur during the second quarter of 2009 following the satisfaction of customary closing conditions, including obtaining all necessary regulatory approvals. The transaction was reviewed by the Corporate Governance and Compensation Committee and approved by the independent members of Magna's Board of Directors following the unanimous recommendation of the Corporate Governance and Compensation Committee.

During the fourth quarter of 2007, the Company entered into an agreement to purchase 225 acres of real estate located in Austria from MEC for $29 million [€20 million]. The transaction closed during the first quarter of 2008 following the satisfaction of customary closing conditions, including obtaining all necessary regulatory approvals.

On March 31, 2006, the Company purchased a real estate property located in the United States from MEC for a total purchase price of $6 million.

Prior to the Company's acquisitions of the Magna Golf Club and Fontana Golf and Sports Club from MEC *[note 6]*, the Company had agreements with MEC for the use of the golf courses and clubhouse meeting, dining and other facilities. The expense included in the consolidated statements of income and comprehensive (loss) income with respect to these agreements for the year ended December 31, 2006 was $6 million.

The Company has agreements with affiliates of the Chairman of the Board for the provision of business development and consulting services. In addition, the Company has an agreement with the Chairman of the Board for the provision of business development and other services. The aggregate amount expensed under these agreements with respect to the year ended December 31, 2008 was $10 million [2007 - $40 million; 2006 - $27 million].

During the year ended December 31, 2008, trusts, which exist to make orderly purchases of the Company's shares for employees either for transfer to the Employee Equity and Profit Participation Program or to recipients of either bonuses or rights to purchase such shares from the trusts, borrowed up to $35 million [2007 - $56 million; 2006 - $77 million] from the Company to facilitate the purchase of Class A Subordinate Voting Shares. At December 31, 2008, the trusts' indebtedness to the Company was $24 million [2007 - $23 million].

During 2007 and 2008, the Company entered into agreements to supply products, and provide planning, management and engineering services to companies under Basic Element's control. Sales to affiliates of Basic Element are under normal commercial terms. Sales included in the consolidated statements of income and comprehensive (loss) income for the year ended December 31, 2008 [to October 3, 2008] with respect to affiliates of Basic Element were $29 million [2007 - $7 million].

24. CONTINGENCIES

[a] In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers, former employees and other parties. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, the Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses.

A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[i] In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies, and in February 2006, the plaintiffs further amended their claim to add an additional remedy. The amended statement of claim alleges, among other things:

- breach of fiduciary duty by the Company and two of its subsidiaries;
- breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;
- the plaintiff's exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. ["TRW"] and other unrelated third party automotive supplier defendants of such technology in North America;
- a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company's sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and
- oppression by the defendants.

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$3.5 billion. The Company has filed an Amended Statement of Defence and Counterclaim. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery may occur. The trial is not expected to commence before 2010. The Company believes it has valid defenses to the plaintiff's claims and therefore intends to continue to vigorously defend this case. At this time, notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

[b] In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs *[note 13]*, however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer's warranty experience.

25. SEGMENTED INFORMATION

[a] Magna, a leading global supplier of technologically advanced automotive systems, assemblies, modules and components, follows a corporate policy of functional and operational decentralization. It conducts its operations through divisions, which function as autonomous business units. As at December 31, 2008, Magna had 240 manufacturing divisions and 86 product development, engineering and sales centres in 25 countries. Magna designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to OEMs of cars and light trucks in North America, Europe, Asia, South America and Africa ["Rest of World"]. The Company's product capabilities span a number of major automotive areas including: the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.

Magna's success is directly dependent upon the levels of North American and European [and currently to a lesser extent on Rest of World] car and light truck production by its customers. OEM production volumes in each of North America and Europe may be impacted by a number of geographic factors, including general economic conditions, interest rates, consumer credit availability, fuel prices and availability, infrastructure, legislative changes, environmental emission and safety issues, and labour and/or trade relations.

Given the differences between the regions in which the Company operates, Magna's operations are segmented on a geographic basis between North America, Europe and Rest of World. A Co-Chief Executive Officer heads management in each of the Company's two primary markets, North America and Europe. The role of the North American and European management teams is to manage Magna's interests to ensure a coordinated effort across the Company's different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, the regional management teams centrally manage key aspects of the Company's operations while permitting the divisions enough flexibility through Magna's decentralized structure to foster an entrepreneurial environment.

Consistent with the above, the Company's internal financial reporting separately segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth of the Company.

The accounting policies of each segment are the same as those set out under "Significant Accounting Policies" *[note 1]* and intersegment sales and transfers are accounted for at fair market value.

The following table shows certain information with respect to segment disclosures:

	2008						
	Total sales	**External sales**	**Depreciation and amortization**	**EBIT [i]**	**Goodwill**	**Fixed asset additions**	**Fixed assets, net**
North America							
Canada	**$ 5,480**	**$ 5,134**				**$ 87**	**$ 682**
United States	**5,250**	**5,043**				**139**	**806**
Mexico	**1,840**	**1,649**				**56**	**374**
Eliminations	**(653)**	**—**				**—**	**—**
North America	**11,917**	**11,826**	**$ 535**	**$ (106)**	**$ 675**	**282**	**1,862**
Europe							
Euroland [ii]	**9,608**	**9,383**				**278**	**1,107**
Great Britain	**1,160**	**1,157**				**13**	**66**
Other European countries	**903**	**761**				**53**	**191**
Eliminations	**(240)**	**—**				**—**	**—**
Europe	**11,431**	**11,301**	**291**	**241**	**409**	**344**	**1,364**
Rest of World	**611**	**560**	**23**	**32**	**75**	**47**	**173**
Corporate and Other [iii], [iv]	**(255)**	**17**	**24**	**99**	**1**	**66**	**302**
Total reportable segments	**$ 23,704**	**$ 23,704**	**$ 873**	**$ 266**	**$ 1,160**	**$ 739**	**3,701**
Current assets							**7,351**
Investments, goodwill and other assets							**2,137**
Consolidated total assets							**$ 13,189**

	2007						
	Total sales	External sales	Depreciation and amortization	EBIT [i]	Goodwill	Fixed asset additions	Fixed assets, net
North America							
Canada	$ 7,043	$ 6,721				$ 169	$ 1,137
United States	5,972	5,792				159	989
Mexico	1,560	1,370				59	380
Eliminations	(628)	—				—	—
North America	13,947	13,883	$ 564	$ 688	$ 735	387	2,506
Europe							
Euroland [ii]	10,021	9,839				200	1,126
Great Britain	1,203	1,201				20	95
Other European countries	793	689				29	136
Eliminations	(195)	—				—	—
Europe	11,822	11,729	268	359	431	249	1,357
Rest of World	504	446	19	20	71	39	152
Corporate and Other [iii], [iv]	(206)	9	21	23	—	66	292
Total reportable segments	$ 26,067	$ 26,067	$ 872	$ 1,090	$ 1,237	$ 741	4,307
Current assets							8,770
Investments, goodwill and other assets							2,266
Consolidated total assets							$ 15,343

	2006						
	Total sales	External sales	Depreciation and amortization	EBIT [i]	Goodwill	Fixed asset additions	Fixed assets, net
North America							
Canada	$ 6,410	$ 6,165				$ 229	$ 1,065
United States	5,594	5,403				210	1,096
Mexico	1,644	1,493				63	368
Eliminations	(540)	—				—	—
North America	13,108	13,061	$ 491	$ 575	$ 660	502	2,529
Europe							
Euroland [ii]	9,485	9,323				157	1,032
Great Britain	956	954				27	84
Other European countries	621	541				27	118
Eliminations	(143)	—				—	—
Europe	10,919	10,818	267	126	369	211	1,234
Rest of World	343	301	15	—	67	48	127
Corporate and Other [iii], [iv]	(190)	—	17	77	—	32	224
Total reportable segments	$ 24,180	$ 24,180	$ 790	$ 778	$ 1,096	$ 793	4,114
Current assets							7,060
Investments, goodwill and other assets							1,980
Consolidated total assets							$ 13,154

Notes:

[i] EBIT represents operating income before interest income or expense.

[ii] For purposes of segmentation, Euroland has been defined as those European countries that have adopted the euro as their common currency.

[iii] Included in Corporate and Other EBIT are intercompany fees charged to the automotive segments.

[iv] During the year ended December 31, 2008, equity income of $19 million is included in the Corporate and Other segment [2007 - $11 million; 2006 - $13 million].

[b] The following table aggregates external revenues by customer as follows:

	2008	2007	2006
General Motors	**$ 5,008**	$ 6,341	$ 6,078
BMW	**4,442**	5,006	4,313
Ford Motor Company	**3,286**	3,860	3,477
Chrysler Group	**2,866**	3,380	3,236
Daimler AG	**2,335**	1,962	2,444
Other	**5,767**	5,518	4,632
	$ 23,704	$ 26,067	$ 24,180

[c] The following table summarizes external revenues generated by automotive products and services:

	2008	2007	2006
Exterior and interior systems	**$ 7,806**	$ 8,112	$ 7,438
Body systems and chassis systems	**4,616**	5,274	4,279
Powertrain systems	**3,357**	3,809	3,446
Complete vehicle assembly	**3,306**	4,008	4,378
Tooling, engineering and other	**1,856**	1,735	2,026
Vision and electronic systems	**1,650**	1,811	1,458
Closure systems	**1,113**	1,318	1,155
	$ 23,704	$ 26,067	$ 24,180

26. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's accounting policies as reflected in these consolidated financial statements do not materially differ from U.S. GAAP except for:

[a] Joint ventures

The Company has certain interests in jointly controlled entities that have been proportionately consolidated in the Company's financial statements *[note 22]*. For U.S. GAAP, these interests would be accounted for by the equity method. Net income, earnings per share and shareholders' equity under U.S. GAAP are not impacted by the proportionate consolidation of these interests in jointly controlled entities.

[b] Financial instruments

The Company's subordinated debentures are recorded in part as debt and in part as shareholders' equity. Under U.S. GAAP, the subordinated debentures would be recorded entirely as debt.

[c] In-house tooling and engineering

For U.S. GAAP purposes, in-house engineering service and tooling contracts entered into prior to January 1, 2004, provided in conjunction with subsequent assembly or production activities, were regarded as a single arrangement. The revenue and the related cost of goods sold for these activities are recognized over the estimated life of the assembly or production arrangement.

[d] Stock-based compensation

Effective January 1, 2006, the Company adopted the U.S. GAAP rules contained in Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payments" ["FAS 123R"] using the modified-prospective transition method. FAS 123R requires companies to measure and record compensation expense for stock options and other share-based payments based on the instruments' fair value on the grant date. The standard requires the cost of awards to be recognized in the consolidated statement of income and comprehensive (loss) income over the vesting period. In addition, forfeitures are required to be estimated upfront in the year an award is granted.

The Company had prospectively adopted the new Canadian GAAP recommendations related to stock-based compensation for all options granted to employees on or after January 1, 2003. The Canadian GAAP recommendations were substantially harmonized with the U.S. GAAP rules contained in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ["FAS 123"] as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure", which were also adopted by the Company prospectively for all options granted on or after January 1, 2003.

For options granted prior to January 1, 2003, the Company measures compensation cost prior to January 1, 2006 under U.S. GAAP using the intrinsic value-based method of accounting as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" for awards granted to employees and the fair value-based method of accounting as prescribed by FAS 123 for awards granted to non-employees. The same treatment is applicable under Canadian GAAP but only for options granted between January 1, 2002 and December 31, 2002.

[e] Cumulative translation adjustment

Under U.S. GAAP, Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" ["FAS 52"], the Company would only realize a gain or loss on the portion of the currency translation adjustment included as a separate component of the net investment in a foreign operation upon a sale or complete, or substantially complete, liquidation of the related investment. Under FAS 52, no gains or losses are recognized as a result of capital transactions, including the payment of dividends. Under Canadian GAAP, the Company is required to recognize a gain or loss equal to the appropriate portion of the cumulative translation adjustment account when there is a reduction in the Company's net investment in a foreign subsidiary resulting from capital transactions.

[f] Accounting for uncertain tax positions

Effective January 1, 2007, the Company adopted, for U.S. GAAP purposes, FASB Interpretation - 48 "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ["FIN 48"]. FIN 48 clarifies the accounting for income taxes by prescribing a "more likely than not" minimum recognition threshold a tax position is required to meet before being recognized in the financial statements and, clearly scopes income taxes out of FASB Statement - 5 "Accounting for Contingencies" ["FAS 5"]. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, and disclosure. For Canadian GAAP purposes, the Company continues to use a policy consistent with a FAS 5 approach to accounting for uncertain tax positions.

The adoption of FIN 48 was accounted for retroactively without restatement. Under FIN 48 uncertain tax positions for which the timing of their resolution is not expected in the current year should be recognized as long-term liabilities.

[g] Derivative instruments

On January 1, 2007, the Company adopted on a prospective basis the new Canadian GAAP recommendations related to financial instruments and hedges. With the adoption of these new standards for Canadian GAAP purposes, the Company's accounting for financial instruments and hedges complies with U.S. GAAP in all material respects. Previously under Canadian GAAP, derivative financial instruments that met hedge accounting criteria were accounted for on an accrual basis, and gains and losses on hedge contracts were accounted for as a component of the related hedged transaction.

The Company reviewed its other commercial contracts outstanding as at December 31, 2008, 2007 and 2006 in relation to FASB Statement - 133 "Accounting for Derivative Instruments and Hedging Activities" and determined that there are no embedded derivatives as defined therein.

[h] Pensions and post retirement benefits

Effective December 31, 2006, under U.S. GAAP, Statement of Financial Accounting Standards No. 158 "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 123(R)" the Company is required to recognize the funded status of each defined benefit post employment plan on the balance sheet. The aggregated under funded plans are recognized as a current liability and a non-current liability. The current liability is the amount by which the actuarial present value of benefits included in the benefit obligation in the next 12 months exceeds the fair value of plan assets, determined on a plan-by-plan basis.

[i] Change in reporting currency

Effective December 31, 1998, the Company changed its reporting currency to the U.S. dollar. Under Canadian GAAP, the Company's consolidated financial statements for all periods presented through December 31, 1998 were translated from Canadian dollars to U.S. dollars using the exchange rate in effect at December 31, 1998, whereas for U.S. GAAP, the current rate method under FAS 52 was used.

[j] Related party transactions

For U.S. GAAP purposes, transfers of assets between entities under common control should be valued at historical cost or market, if lower. The difference between the carrying amount of the assets received and the consideration paid on acquisitions from MEC *[notes 6 and 23]* is treated as a reduction in capital.

[k] The following tables present net income and earnings per share information following U.S. GAAP:

		2008		2007		2006
Net income under Canadian GAAP	**$**	**71**	$	663	$	528
Adjustments [net of related tax effects]:						
In-house tooling and engineering [c]		**5**		7		22
Compensation expense [d]		**2**		—		(2)
Translation gain realized on the reduction of the net investment in a foreign subsidiary [e]		**(116)**		(26)		—
Uncertain tax positions [f]		**(2)**		2		—
Related party transactions [j]		**1**		2		—
Net (loss) income under U.S. GAAP		**(39)**		648		548
Other comprehensive (loss) income:						
Foreign currency translation adjustment		**(795)**		570		193
Net unrealized losses on cash flow hedges [g]		**(102)**		(8)		(16)
Reclassification of net losses on cash flow hedges to net income		**(1)**		1		—
Pension and post retirement benefits [h]		**(57)**		49		(6)
Comprehensive (loss) income under U.S. GAAP	**$**	**(994)**	$	1,260	$	719
Earnings (loss) per Class A Subordinate Voting or Class B Share under U.S. GAAP:						
Basic	**$**	**(0.35)**	$	5.82	$	5.05
Diluted	**$**	**(0.35)**	$	5.74	$	4.96

Earnings (loss) per share data were computed as follows:

		2008		2007		2006
Basic earnings (loss) per Class A Subordinate Voting or Class B Share						
Net (loss) income under U.S. GAAP	**$**	**(39)**	$	648	$	548
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year		**112.8**		111.4		108.6
Basic earnings (loss) per Class A Subordinate Voting or Class B Share	**$**	**(0.35)**	$	5.82	$	5.05
Diluted earnings (loss) per Class A Subordinate Voting or Class B Share						
Net income (loss) under U.S. GAAP	**$**	**(39)**	$	648	$	548
Adjustment [net of related tax effect]:						
Interest on 6.5% Convertible Subordinated Debentures		—		6		5
	$	**(39)**	$	654	$	553
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year		**112.8**		111.4		108.6
Stock options		**1.1**		1.6		1.7
6.5% Convertible Subordinated Debentures		—		1.1		1.1
		113.9		114.1		111.4
Diluted earnings (loss) per Class A Subordinate Voting or Class B Share	**$**	**(0.35)**	$	5.74	$	4.96

[I] The following tables indicate the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

	2008					
	Canadian GAAP	**In-house tooling and engineering**	**Uncertain tax positions**	**Pensions and post retirement benefits**	**Other**	**U.S. GAAP**
Fixed assets	**$ 3,701**	**$ —**	**$ —**	**$ —**	**$ (38)**	**$ 3,663**
Future tax assets	**$ 182**	**$ —**	**$ 54**	**$ 6**	**$ —**	**$ 242**
Other assets	**$ 601**	**$ —**	**$ —**	**$ 12**	**$ —**	**$ 613**
Other accrued liabilities	**$ 835**	**$ 20**	**$ —**	**$ 8**	**$ —**	**$ 863**
Income taxes receivable	**$ (11)**	**$ —**	**$ (125)**	**$ —**	**$ —**	**$ (136)**
Long-term debt	**$ 143**	**$ —**	**$ —**	**$ —**	**$ 4**	**$ 147**
Other long-term liabilities	**$ 423**	**$ —**	**$ 179**	**$ 65**	**$ —**	**$ 667**
Future tax liabilities	**$ 136**	**$ (5)**	**$ —**	**$ 4**	**$ (2)**	**$ 133**
Shareholders' equity:						
Capital stock	**$ 3,605**	**$ —**	**$ —**	**$ —**	**$ 166**	**$ 3,771**
Contributed surplus	**67**	**—**	**—**	**—**	**(44)**	**23**
Retained earnings	**3,357**	**(14)**	**—**	**—**	**(58)**	**3,285**
Accumulated other comprehensive income	**334**	**(1)**	**—**	**(59)**	**(104)**	**170**
Shareholders' equity	**$ 7,363**	**$ (15)**	**$ —**	**$ (59)**	**$ (40)**	**$ 7,249**

	2007					
	Canadian GAAP	In-house tooling and engineering	Uncertain tax positions	Pensions and post retirement benefits	Other	U.S. GAAP
Fixed assets	$ 4,307	$ —	$ —	$ —	$ (41)	$ 4,266
Future tax assets	$ 280	$ —	$ 13	$ 5	$ —	$ 298
Other assets	$ 469	$ —	$ —	$ 18	$ —	$ 487
Other accrued liabilities	$ 911	$ 26	$ —	$ 8	$ —	$ 945
Income taxes receivable	$ 248	$ —	$ (160)	$ —	$ —	$ 88
Long-term debt	$ 337	$ —	$ —	$ —	$ 4	$ 341
Other long-term liabilities	$ 394	$ —	$ 171	$ 11	$ —	$ 576
Future tax liabilities	$ 252	$ (6)	$ —	$ 6	$ (2)	$ 250
Shareholders' equity:						
Capital stock	$ 3,708	$ —	$ —	$ —	$ 166	$ 3,874
Contributed surplus	58	—	—	—	(42)	16
Retained earnings	3,526	(19)	2	—	55	3,564
Accumulated other comprehensive income	1,350	(1)	—	(2)	(222)	1,125
Shareholders' equity	$ 8,642	$ (20)	$ 2	$ (2)	$ (43)	$ 8,579

27. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year's method of presentation.

FINANCIAL SUMMARY

(U.S. dollars in millions, except per share figures)
(unaudited)

Years ended December 31,

	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Total sales	23,704	26,067	24,180	2,811	20,653	15,345	12,422	10,507	10,099	9,260
Depreciation and amortization	873	872	790	711	598	506	423	399	372	332
Net income from continuing operations	71	663	528	639	676	567	556	511	548	384
Net income	71	663	528	639	676	500	540	515	551	388
Diluted EPS from continuing operations	0.62	5.86	4.78	5.90	6.95	5.89	6.23	6.05	6.46	4.61
Diluted EPS	0.62	5.86	4.78	5.90	6.95	5.19	6.06	6.09	6.44	4.65
Average number of shares outstanding	112.8	111.4	108.6	106.7	96.7	95.9	88.7	80.1	78.5	78.5
Cash dividends paid per share	1.26	1.15	1.52	1.52	1.48	1.36	1.36	1.36	1.24	1.11
Cash flow from operations	1,054	1,593	1,596	1,698	1,381	1,184	1,404	934	626	667
Capital expenditures	739	741	793	848	859	801	833	486	645	850
Working capital	2,258	3,112	2,277	2,215	2,183	1,937	1,433	1,314	1,056	665
Fixed assets, net	3,701	4,307	4,114	4,124	3,967	3,313	3,676	3,020	3,020	2,931
Total assets	13,189	15,343	13,154	12,321	11,615	9,871	8,910	6,939	6,633	6,273
Long-term debt	143	337	605	700	984	766	608	945	1,338	1,369
Shareholders' equity	7,363	8,642	7,157	6,565	5,335	4,533	5,095	3,829	3,264	3,006
Long-term debt to equity ratio	0.02:1	0.04:1	0.08:1	0.11:1	0.18:1	0.17:1	0.12:1	0.25:1	0.41:1	0.46:1

Share Information

The Class A Subordinate Voting Shares ("Class A Shares") are listed and traded in Canada on the Toronto Stock Exchange ("TSX") and in the United States on the New York Stock Exchange ("NYSE"). As of February 28, 2009 there were 1,850 registered holders of Class A Shares.

Distribution of Shares held by Registered Shareholders

	Class A
Canada	83.7%
United States	16.1%
Other	0.2%

Dividends

Dividends on the Magna Class A Subordinate Voting and Class B Shares for 2008 were paid on each of March 19, June 16, September 15 and December 15, 2008 at the rate of U.S. $0.36, $0.36, $0.36 and $0.18, respectively. These dividends have been designated as "eligible dividends" for purposes of subsection 89(1) of the Income Tax Act (Canada) and, accordingly, are eligible for an enhanced tax credit. Additional details are found on Magna's website (www.magna.com), under "Investors – Dividends & Interest".

Price Range of Shares

The following table sets forth, for the years indicated, the high and low sale prices and volumes of Class A Shares traded in each case as reported by the TSX and NYSE, respectively.

Class A (TSX) (Cdn$)

	Year ended December 31, 2008			Year ended December 31, 2007		
Quarter	**Volume**	**High**	**Low**	Volume	High	Low
1st	**21,341,645**	**82.00**	**67.51**	15,756,841	95.08	83.50
2nd	**16,156,002**	**81.66**	**59.89**	20,392,578	100.21	85.32
3rd	**18,028,074**	**67.52**	**52.77**	21,855,686	102.00	81.75
4th	**28,261,420**	**54.88**	**29.13**	21,384,566	97.15	78.10

Class A (NYSE) (U.S.$)

	Year ended December 31, 2008			Year ended December 31, 2007		
Quarter	**Volume**	**High**	**Low**	Volume	High	Low
1st	**13,110,000**	**81.96**	**69.08**	22,434,100	81.56	71.13
2nd	**11,218,700**	**80.05**	**59.05**	24,215,100	94.12	74.05
3rd	**23,793,270**	**64.80**	**51.11**	18,436,300	98.37	78.23
4th	**45,386,511**	**50.75**	**22.85**	13,492,700	99.37	77.58

Corporate Directory

Directors

Frank Stronach
Chairman of the Board

Michael D. Harris
Lead Director

Erik E. Eberhardson

Lady Barbara Judge

Louis E. Lataif

Klaus Mangold

Donald Resnick

Belinda Stronach

Franz Vranitzky

Donald J. Walker

Gregory C. Wilkins

Siegfried Wolf

James D. Wolfensohn

Lawrence D. Worrall

Officers

Frank Stronach
Chairman of the Board

Donald J. Walker
Co-Chief Executive Officer

Siegfried Wolf
Co-Chief Executive Officer

Belinda Stronach
Executive Vice-Chairman

Herbert H. Demel
Chief Operating Officer, Vehicles and Powertrain

Tom J. Skudutis
Chief Operating Officer, Exteriors and Interiors

Manfred Eibeck
Executive Vice-President, Magna Europe

Vincent J. Galifi
Executive Vice-President and Chief Financial Officer

Peter P. Koob
Executive Vice-President, Corporate Development

Marc J. Neeb
Executive Vice-President, Global Human Resources

Alon S. Ossip
Executive Vice-President

Jeffrey O. Palmer
Executive Vice-President and Chief Legal Officer

James J. Tobin, Sr.
Executive Vice-President, Business Development

Gerd R. Brusius
Vice-President, Operational Improvement and Quality – Europe

Joachim V. Hirsch
Vice-President, Special Projects

Hubert Hödl
Vice-President, Marketing and New Business Development – Europe

Robert D. Merkley
Vice-President, Internal Audit

Patrick W. D. McCann
Vice-President, Finance

Scott E. Paradise
Vice-President, Marketing and New Business Development – The Americas

Thomas A. Schultheiss
Vice-President and General Counsel – Europe

Michael G. R. Sinnaeve
Vice-President, Operational Improvement and Quality – The Americas

Louis B. Tonelli
Vice-President, Investor Relations

David M. Williamson
Vice-President, Taxation

Paul H. Brock
Treasurer

Robert Cecutti
Controller

Bassem A. Shakeel
Secretary

Corporate Office

Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Telephone: (905) 726-2462
www.magna.com

Transfer Agent and Registrar

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-800-564-6253

Computershare Trust Company N.A.
250 Royall Street
Canton, MA, USA 02021
Telephone: (781) 575-3120
www.computershare.com

Exchange Listings

Class A Subordinate Voting Shares

Toronto Stock Exchange	**MG.A**
The New York Stock Exchange	**MGA**

6.5% Convertible Subordinated Debentures due March 31, 2010

Toronto Stock Exchange	**MG.DB**

As a "foreign private issuer" listed on The New York Stock Exchange (NYSE), Magna is required to disclose the significant ways in which our corporate governance practices differ from those to be followed by U.S. domestic issuers under the NYSE listing standards. Please see the corporate governance section of our website (www.magna.com) for our Statement of Significant Corporate Governance Differences (NYSE). Additionally, please refer to the Management Information Circular/Proxy Statement for our 2009 Annual Shareholders' Meeting for a description of our corporate governance practices in comparison to the requirements and guidelines of the Canadian securities administrators.

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Lead Director through the office of Magna's Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7072. Shareholders wishing to obtain a copy of Magna's Notice of Intention to Make a Normal Course Issuer Bid, referred to in Note 17 to the consolidated financial statements contained in this Annual Report may also do so by contacting Magna's Secretary.

The 2009 Annual Meeting of Shareholders

The 2009 Annual Meeting of Shareholders will be held at Hilton Suites Toronto/Markham Conference Centre, 8500 Warden Avenue, Markham, Ontario, Canada on Wednesday, May 6, 2009 commencing at 10:00 a.m. *(Toronto time)*

2008 Annual Report

Additional copies of this 2008 Annual Report or copies of our quarterly reports may be obtained from: The Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

MAGNA

Magna International Inc.

337 Magna Drive, Aurora, Ontario, Canada L4G 7K1

Telephone: (905) 726-2462
Fax: (905) 726-7164

Visit our website at: www.magna.com

Printed in Canada

MAGNA

NOTICE OF ANNUAL MEETING

MANAGEMENT INFORMATION CIRCULAR/ PROXY STATEMENT

ANNUAL MEETING
MAY 6, 2009

Magna International Inc.

337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7164

March 27, 2009

Dear Shareholder:

On behalf of both Management and our Board of Directors, we are pleased to invite you to attend the Annual Meeting of Shareholders of Magna International Inc. The Annual Meeting will be held at 10:00 a.m. (Toronto time) on Wednesday, May 6, 2009 at:

Hilton Suites Toronto/Markham Conference Centre
8500 Warden Avenue
Markham, Ontario
Canada

Accompanying this letter are the Notice of Annual Meeting of Shareholders, Management Information Circular/Proxy Statement and a proxy or voting form. In addition, if you have previously requested it, a copy of our Annual Report to Shareholders for the fiscal year ended December 31, 2008 also accompanies this letter.

We encourage you to attend the Annual Meeting in person in order to vote your shares and hear Management's presentations on the past year, current conditions and plans for the future.

If you are unable to attend the Annual Meeting in person, please complete and return the enclosed form of proxy in accordance with the instructions set out in the form and the enclosed Management Information Circular/Proxy Statement under "How to Vote Your Shares — Registered Shareholders". If you are a non-registered shareholder, you should refer to "How to Vote Your Shares — Non-Registered Shareholders" to find out how to attend the Annual Meeting or instruct your intermediary with respect to the voting of your shares.

A simultaneous webcast of the Annual Meeting will also be available through Magna's website at www.magna.com.

We look forward to seeing you at the Annual Meeting.

Sincerely,

Frank Stronach
Chairman of the Board

MAGNA

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Date: Wednesday, May 6, 2009

Time: 10:00 a.m. (Toronto time)

Place: Hilton Suites Toronto/Markham Conference Centre
8500 Warden Avenue
Markham, Ontario
Canada

The Annual Meeting is being held to:

1. receive Magna's Consolidated Financial Statements and the independent Auditor's Report thereon for the fiscal year ended December 31, 2008;
2. elect directors;
3. reappoint the independent Auditor, based on the recommendation of the Audit Committee of the Board of Directors, and authorize the Audit Committee to fix the independent Auditor's remuneration; and
4. transact any other business or matters that may properly come before the Annual Meeting.

As a holder of record of Magna Class A Subordinate Voting Shares or Class B Shares at the close of business on March 17, 2009, you are entitled to receive notice of and vote at the Annual Meeting.

If you are unable to attend the Annual Meeting and want to ensure that your shares are voted, please complete, sign, date and return your proxy so that it reaches Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, Attention: Proxy Department, not later than 5:00 p.m. (Toronto time) on May 4, 2009, or, if the Annual Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment or postponement of the Annual Meeting. For further information, refer to "How to Vote Your Shares" in the accompanying Management Information Circular/Proxy Statement.

A simultaneous webcast of the Annual Meeting will also be available through Magna's website at www.magna.com.

Accompanying this Notice of Annual Meeting is Magna's Management Information Circular/Proxy Statement, which contains more information on the matters to be addressed at the Annual Meeting.

By order of the Board of Directors.

March 27, 2009
Aurora, Ontario

BASSEM A. SHAKEEL
Secretary

TABLE OF CONTENTS

In this document, referred to as the "Circular", the terms "you" and "your" refer to the shareholder, while "we", "us", "our" and "Magna" refer to Magna International Inc. and, where applicable, its subsidiaries. The information in this Circular is current as of March 23, 2009 and all amounts referred to in this Circular are presented in U.S. dollars, in each case, unless otherwise stated. In this Circular, a reference to "fiscal year" is a reference to the fiscal or financial year from January 1 to December 31 of the year stated.

MANAGEMENT INFORMATION CIRCULAR/PROXY STATEMENT

This Circular is being provided to you in connection with the Annual Meeting of Magna's shareholders (the "Annual Meeting"), which is being held on Wednesday, May 6, 2009 commencing at 10:00 a.m. (Toronto time) at the Hilton Suites Toronto/Markham Conference Centre, 8500 Warden Avenue, Markham, Ontario, Canada.

SHARES, VOTES AND PRINCIPAL SHAREHOLDERS

Record Date

March 17, 2009 is the record date for the Annual Meeting (the "Record Date").

Only shareholders of record as of the close of business on the Record Date are entitled to receive notice of and to attend and vote at the Annual Meeting.

Issued and Outstanding Shares

As of the Record Date, the only Magna shares which were issued and outstanding were 111,879,059 Class A Subordinate Voting Shares and 726,829 Class B Shares.

Votes

Each Magna Class A Subordinate Voting Share is entitled to one vote per share and each Magna Class B Share is entitled to 300 votes per share. As a result, the votes represented by the outstanding Magna Class A Subordinate Voting Shares are approximately 33.9% of the total votes represented by all of Magna's outstanding shares.

Principal Shareholders

To our knowledge, the only shareholder that beneficially owns or exercises control or direction, directly or indirectly, over 10% or more of Magna's Class A Subordinate Voting Shares or Class B Shares outstanding as at the Record Date is:

	Class of Shares	No. of Shares	Direct/Indirect	% of Class
M Unicar Inc. ("M Unicar")(1)(2)	Class B	726,829	Indirect	100%

Notes:

(1) M Unicar is a holding company. Approximately 92.4% of the voting rights attaching to M Unicar's shares are indirectly held by the Stronach Trust, a trust existing under the laws of Ontario, which serves as an estate planning vehicle for the Stronach family. Mr. Frank Stronach and Ms. Belinda Stronach, our Chairman and Executive Vice-Chairman, respectively, and two other members of the Stronach family are trustees and members of the class of potential beneficiaries of the Stronach Trust. The remaining approximately 7.6% of the voting rights attaching to M Unicar's shares are held by MPMAG Holdings Inc., a holding company which is indirectly controlled by the Stronach Trust, but in which five of our executive officers (Donald J. Walker, Siegfried Wolf, Vincent J. Galifi, Peter Koob and Jeffrey O. Palmer (collectively, the "Principals")) are shareholders.

(2) M Unicar also holds 605,000 Class A Subordinate Voting Shares representing approximately 0.5% of the class. These shares were contributed to M Unicar by the Principals, each of whom may withdraw his shares in certain circumstances.

We have been advised that M Unicar intends to vote or cause its Class A Subordinate Voting Shares and Class B Shares to be voted at the Annual Meeting:

- **FOR** the election to the Magna Board of Directors of the nominees named in this Circular; and
- **FOR** the re-appointment of Ernst & Young LLP as Magna's independent Auditor and the authorization of the Audit Committee to fix the independent Auditor's remuneration.

HOW TO VOTE YOUR SHARES

Your vote is important. Please read the information below, then vote your shares, either by proxy or in person at the Annual Meeting.

How you vote your shares depends on whether you are a **registered shareholder** or a **non-registered shareholder**. In either case, there are two ways you can vote at the Annual Meeting — by appointing a proxyholder or by attending in person, although the specifics may differ slightly.

Registered Shareholder: You are a registered shareholder if you hold one or more share certificates which indicate your name and the number of Magna Class A Subordinate Voting Shares which you own. As a registered shareholder, you will receive a form of proxy from Computershare Trust Company of Canada ("Computershare") representing the shares you hold. If you are a registered shareholder, refer to "How to Vote — Registered Shareholders".

Non-Registered Shareholder: You are a non-registered shareholder if a securities dealer, broker, bank, trust company or other nominee holds your shares for you, or for someone else on your behalf. As a non-registered shareholder, you will most likely receive a Voting Instruction Form from either Computershare or Broadridge, although in some cases you may receive a form of proxy from the securities dealer, broker, bank or trust company or other nominee holding your shares. If you are a non-registered shareholder, refer to "How to Vote — Non-Registered Shareholders".

Management is soliciting your proxy in connection with the matters to be addressed at the Annual Meeting. We will bear all costs incurred in connection with Management's solicitation of proxies, including the cost of preparing and mailing this Circular and accompanying materials. Proxies will be solicited primarily by mail, although our officers and employees may (for no additional compensation) also directly solicit proxies by phone, fax or other electronic methods. Banks, brokerage houses and other custodians, nominees or fiduciaries will be requested to forward proxy solicitation material to the persons on whose behalf they hold Magna shares and to obtain authorizations for the execution of proxies. These institutions will be reimbursed for their reasonable expenses in doing so.

How to Vote — Registered Shareholders

If you are a registered shareholder, you may either vote by proxy or in person at the Annual Meeting.

Appointment of Proxyholder

If you choose to vote by proxy, you are giving the person (referred to as a "proxyholder") or people named on your form of proxy the authority to vote your shares on your behalf at the Annual Meeting (including any adjournments or postponements). You may indicate on the form of proxy how you want your proxyholder to vote your shares, or you can let your proxyholder make that decision for you. If you do not specify on the form of proxy how you want your shares to be voted, your proxyholder will have the discretion to vote your shares as the proxyholder sees fit.

If you have not appointed a proxyholder in place of the Magna officers whose names are pre-printed on the form of proxy and have not specified how you want your shares to be voted, your shares will be voted:

- **FOR** the election to the Magna Board of Directors of the nominees named in this Circular; and
- **FOR** the re-appointment of Ernst & Young LLP as Magna's independent Auditor and the authorization of the Audit Committee to fix the independent Auditor's remuneration.

The form of proxy accompanying this Circular gives the proxyholder discretion with respect to any amendments or changes to matters described in the Notice of Annual Meeting and with respect to any other matters which may properly come before the Annual Meeting (including any adjournment or postponement of the Annual Meeting). As of the date of this Circular, we are not aware of any amendments, changes or other matters to be addressed at the Annual Meeting.

Submitting Votes by Proxy

There are four different ways you can submit your vote by proxy — by telephone, internet, mail or fax, in accordance with the instructions on the form of proxy.

If you are voting by telephone or internet, you will require the Control Number, Holder Account Number and Access Number which have been pre-printed on your form of proxy.

The people whose names have been pre-printed on your proxy form are all officers of Magna and they will vote your shares unless you appoint someone else to be your proxyholder. **You have the right to appoint someone else (who need not be a shareholder) as your proxyholder; however, if you do, that person must vote your shares in person on your behalf at the Annual Meeting**. To appoint someone other than our officers as your proxyholder, insert the person's name in the blank space provided on the form of proxy or, alternatively, complete, sign, date and submit another proper form of proxy naming that person as your proxyholder.

A proxy submitted by mail or fax must be in writing, dated the date on which you signed it and be signed by you (or your authorized attorney). If such a proxy is being submitted on behalf of a corporate shareholder, the proxy must be signed by an authorized officer or attorney of that corporation. If a proxy is not dated, it will be deemed to bear the date on which it was sent to you.

If you are voting your shares by proxy, you must ensure that your completed and signed proxy form or your phone or internet vote is received by Computershare not later than 5:00 p.m. (Toronto time) on May 4, 2009. If the Annual Meeting is adjourned or postponed, you must ensure that your completed and signed proxy form or your phone or internet vote is received by Computershare not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment or postponement of the Annual Meeting.

Voting In Person

If you attend in person, you do not need to complete or return your form of proxy. When you arrive at the Annual Meeting, a representative of Computershare will register your attendance before you enter the meeting.

If you vote in person at the Annual Meeting and had previously completed and returned your form of proxy, your proxy will be automatically revoked and any votes you cast on a poll at the Annual Meeting will count.

Revoking a Vote Made by Proxy

You have the right to revoke a proxy with respect to any matter on which a vote has not already been cast. In order to do so, you must take **ONE** of the following actions:

- Vote again by telephone or internet not later than 5:00 p.m. (Toronto time) on May 4, 2009 (or not later than 48 hours prior to any adjournment or postponement of the Annual Meeting);
- Deliver another completed and signed form of proxy, dated later than the first form of proxy, by mail or fax such that it is received by Computershare not later than 5:00 p.m. (Toronto time) on May 4, 2009 (or not later than 48 hours prior to any adjournment or postponement of the Annual Meeting);
- Deliver to us at the following address a written notice revoking the proxy, provided it is received not later than 5:00 p.m. (Toronto time) on May 5, 2009 (or the last business day prior to any adjournment or postponement of the Annual Meeting):

Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Attention: Secretary of the Corporation

- Deliver a signed written notice revoking the proxy to the scrutineers of the Annual Meeting, to the attention of the Chairman of the Annual Meeting, at or prior to the commencement of the Annual Meeting (including in the case of any adjournment or postponement of the Annual Meeting).

How to Vote — Non-Registered Shareholders

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner and the issuer or its agent has sent these materials directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials directly to you, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Submitting Voting Instructions

If you are a non-registered shareholder and have received a Voting Instruction Form from Computershare, you must complete and submit your vote by phone, internet, mail or fax, in accordance with the instructions on the Voting Instruction Form. On receipt of a properly completed and submitted form, a legal form of proxy will be submitted on your behalf.

You must ensure that your completed, signed and dated Voting Instruction Form or your phone or internet vote is received by Computershare not later than 5:00 p.m. (Toronto time) on May 4, 2009. If the Annual Meeting is adjourned or postponed, you must ensure that your completed, signed and dated Voting Instruction Form or your phone or internet vote is received by Computershare not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment or postponement of the Annual Meeting. If a Voting Instruction Form submitted by mail is not dated, it will be deemed to bear the date on which it was sent to you.

If you are a non-registered shareholder and have received a Voting Instruction Form from Broadridge, please complete it and submit your vote by proxy in accordance with the instructions provided to you on the form, including any deadline specified by Broadridge.

In some cases, you may have received a form of proxy instead of a Voting Instruction Form, even though you are a non-registered shareholder. Such a form of proxy will likely be stamped by the securities dealer, broker, bank, trust company or other nominee holding your shares and be restricted as to the number of shares to which it relates. In this case, you must complete the form of proxy and submit it to Computershare as described under "How to Vote — Registered Shareholders — *Submitting Votes By Proxy*".

Voting in Person

If you have received a Voting Instruction Form and wish to attend the Annual Meeting in person or have someone else attend on your behalf, you must complete, sign and return the Voting Instruction Form in accordance with the instructions in the form. Computershare or Broadridge, as applicable, will send you a form of proxy giving you the right to attend the Annual Meeting.

If you have received a form of proxy and wish to attend the Annual Meeting in person or have someone else attend on your behalf, you must insert your name, or the name of the person you wish to attend on your behalf, in the blank space provided on the form of proxy. When you arrive at the Annual Meeting, a representative of Computershare will register your attendance before you enter the meeting.

Revoking a Voting Instruction Form or Proxy

If you wish to revoke a Voting Instruction Form or form of proxy with respect to any matter on which a vote has not already been cast, you must contact Computershare (for Voting Instruction Forms sent to you by Computershare), Broadridge (for Voting Instruction Forms sent to you by Broadridge) or your securities dealer, broker, bank, trust company or other nominee or intermediary (for a form of proxy sent to you by such intermediary) and comply with any applicable requirements relating to the revocation of votes made by Voting Instruction Form or proxy.

BUSINESS OF THE ANNUAL MEETING

The Annual Meeting is being held to receive our financial statements, elect directors, re-appoint our independent Auditor and transact any other business which properly comes before the Annual Meeting. As of the date of this Circular, we are not aware of any other business to be transacted at the Annual Meeting.

Financial Statements

Management, on behalf of Magna's Board of Directors (the "Board"), will submit to Magna shareholders at the Annual Meeting its Consolidated Financial Statements for the fiscal year ended December 31, 2008, together with the independent Auditor's report on such financial statements. No shareholder vote is required in connection with Magna's financial statements or the independent Auditor's report on the financial statements.

Board of Directors

Number of Directors to be Elected and Term of Office

The number of directors to be elected at the Annual Meeting is ten.

Each director is elected annually, with that director's term expiring at the next Annual Meeting following the election of the director. A vacancy on the Board which occurs between annual meetings may be filled by the Board appointing a director to serve until the next Annual Meeting. All of the nominees for election at the Annual Meeting are current directors of Magna who were elected at Magna's annual meeting of shareholders held on May 1, 2008.

Proposed Nominees

The following table[1] sets forth information with respect to each of the Management nominees for director, including a brief biography, areas of expertise, date first elected or appointed as a director of Magna, Board and Committee attendance, the number of Magna securities owned, or controlled or directed, directly or indirectly, by each nominee and the total value of such securities[2] as at the Record Date, as well as other public company boards on which the nominee currently serves or has recently served.

Unless a shareholder instructs otherwise, the Magna officers whose names have been pre-printed on the form of proxy intend to vote **FOR** the nominees listed below. If for any reason a nominee becomes unable to stand for election as a director of Magna, or if Management proposes any additional nominees for election as directors, the Magna officers whose names have been pre-printed on the form of proxy intend to vote for any substitute or additional nominee proposed by Management.

Michael D. Harris, 64 Ontario, Canada	Mr. Harris is a Consultant and Senior Business Advisor at Goodmans LLP, a law firm. Mr. Harris served as a member of provincial parliament in Ontario, Canada (1981 to 2002), including as the Premier (1995 to 2002), as well as Minister of Natural Resources and Minister of Energy (1985). In addition to serving on Magna's Board, Mr. Harris serves on the public company boards listed below, as well as the board of Grant Forest Products, Inc., Tim Horton Children's Foundation and Mount Royal College Foundation. Mr. Harris is a Senior Fellow of the Fraser Institute.
Director Since January 7, 2003 **Lead Director Since** May 10, 2007	
Independent Director Yes	

Board & Committees	Attendance		Securities Owned, Controlled or Directed	
Board	8 of 8	100%	DSUs	30,073
CGCC (Chair)	9 of 9	100%	Director Stock Options	10,000
Special (Chair)	9 of 9	100%		
Nominating	1 of 1	100%		
			Total Value of Securities	$699,100

Other Public Company Boards/Committees		Areas of Expertise
Augen Capital Corp.	Since 2008	• Governance
ENMAX Corporation	Since 2006	• Public Policy
FirstService Corporation	Since 2006	
Canaccord Capital Inc.	Since 2004	
EnGlobe Corporation	Since 2004	
Chartwell Seniors Housing REIT	Since 2003	

Lady Barbara Judge, 62 London, England	Lady Judge has served as Chairman of the Board of the United Kingdom Atomic Energy Authority (since 2004), prior to which she was a Board member (since 2002). In addition, Lady Judge is currently the Chairman of the School of Oriental and African Studies at the University of London, Co-Chairman of the U.K./U.S. Task Force on Corporate Governance, a Public Member of the International Ethics Standards Board for Accountants, a Member of the Ditchley Foundation, as well as a Member of the Trilateral Commission. Lady Judge previously served as Deputy Chairman of the UK Financial Reporting Council and as a Commissioner of the U.S. Securities Exchange Commission.

Director Since	**Board & Committees**	**Attendance**		**Securities Owned, Controlled or Directed**	
September 20, 2007	Board	8 of 8	100%	DSUs	6,002
	CGCC	5 of 5	100%	Director Stock Options	5,000
	Special	9 of 9	100%		
				Total Value of Securities	$139,550
Independent Director	**Other Public Company Boards/Committees**			**Areas of Expertise**	
Yes	Bekaert NV	Since 2007		• Energy	
	Massey Energy Inc.	Since 2007		• Finance	
	Friends Provident plc	Since 2001		• Governance	
				• Management	
				• Public Policy	

Louis E. Lataif, 70 Massachusetts, U.S.A.	Mr. Lataif has served as the Dean of Boston University School of Management (since 1991), prior to which he served in various capacities with Ford Motor Company for 27 years, including President of Ford of Europe (1988 to 1991) and Vice President of North American Sales Operations (1985 to 1988). In addition to the public company boards listed below, Mr. Lataif serves on the board of Interaudi Bank and The Iacocca Foundation.

Director Since	**Board & Committees**	**Attendance**		**Securities Owned, Controlled or Directed**	
May 10, 2007	Board	8 of 8	100%	DSUs	2,510
	Audit	6 of 6	100%	Director Stock Options	5,000
				Total Value of Securities	$58,360
Independent Director	**Other Public Company Boards/Committees**			**Areas of Expertise**	
Yes	Abiomed, Inc.	Since 2005		• Automotive	
	Group 1 Automotive Inc.	Since 2002		• Finance	
	Intier Automotive Inc.	2001-2005		• Management	

Donald Resnick, 81 Ontario, Canada	Mr. Resnick serves principally as a corporate director. In addition to serving on Magna's Board, Mr. Resnick previously served on the public company boards listed below. Mr. Resnick was formerly a partner of Deloitte & Touche.

Director Since	**Board & Committees**	**Attendance**		**Securities Owned, Controlled or Directed**	
February 25, 1982	Board	8 of 8	100%	Class A Subordinate Voting	1,902
	Audit (Chair)	6 of 6	100%	DSUs	4,187
	CGCC	9 of 9	100%	Director Stock Options	10,000
	HSEC (Chair)	4 of 4	100%		
	Special	9 of 9	100%		
				Total Value of Securities	$141,570
Independent Director	**Other Public Company Boards/Committees**[3]			**Areas of Expertise**	
Yes	Consolidated Mercantile Inc.	2005-2006		• Accounting	
	Genterra Inc.	2005-2006			

Belinda Stronach, 42 Ontario, Canada	Ms. Stronach is currently Executive Vice-Chairman of Magna and previously served as Chief Executive Officer of Magna (2001 to 2004) and President (2002 to 2004). Prior to 2001, she held various other senior management positions at Magna and served on the Board (1988 to 2004). Ms. Stronach served as a Member of Canada's House of Commons (from 2004 until 2008) and previously served as Minister of Human Resources and Skills Development, Minister Responsible for Democratic Renewal and Minister Responsible for Service Canada (2005). A founding member of the Canadian Automotive Partnership Council, Ms. Stronach has also served on the Ontario Task Force on Productivity, Competitiveness and Economic Progress, and is a director of the Yves Landry Foundation, established to advance technological education and skills training for the manufacturing industry.			
Director Since	**Board & Committees**	**Attendance**		**Securities Owned, Controlled or Directed**[4]
September 20, 2007	Board	8 of 8	100%	RSUs 16,181 Stock Options 441,000 **Total Value of Securities** $376,210
Independent Director	**Other Public Company Boards/Committees**			**Areas of Expertise**
No	None			• Automotive • Management • Public Policy

Frank Stronach, 76 Lower Austria, Austria	Mr. Stronach is the founder of Magna and serves as the Chairman of the Board. Mr. Stronach is Partner, Stronach & Co., through which he provides certain consulting and business development services to Magna. Refer to "Management Contracts". In addition to serving on Magna's Board, Mr. Stronach serves on the public company boards listed below.			
Director Since	**Board & Committees**	**Attendance**		**Securities Owned, Controlled or Directed**
December 10, 1968	Board Nominating (Chair)	8 of 8 1 of 1	100% 100%	Class A Subordinate Voting NIL[4][5] Class B 726,829 Stock Options 275,000 **Total Value of Securities** $16,898,770[5]
Independent Director	**Other Public Company Boards/Committees**			**Areas of Expertise**
No	MI Developments Inc. Magna Entertainment Corp.[6]	Since 2003 Since 2001		• Automotive • Management

Franz Vranitzky, 71 Vienna, Austria	Mr. Vranitzky is a corporate director. In addition to serving on Magna's Board, Mr. Vranitzky serves as a Director of Touristik Union International and Magic Life International, where he serves as Chairman. Mr. Vranitzky is a former Federal Chancellor of the Republic of Austria (1986 to 1997) and Minister of Finance (1984 to 1986), as well as a former Chairman of the Board of Österreichische Länderbank AG and Deputy Chairman of the Board, Creditanstalt-Bankverein Bank.			
Director Since	**Board & Committees**	**Attendance**		**Securities Owned, Controlled or Directed**
June 11, 1997	Board	7 of 8	88%	Class A Subordinate Voting 1,417 DSUs 3,860 Stock Options 10,000 **Total Value of Securities** $122,690
Independent Director	**Other Public Company Boards/Committees**			**Areas of Expertise**
Yes	None			• Finance • Governance • Public Policy

Donald J. Walker, 52 Ontario, Canada	Mr. Walker serves as the Co-Chief Executive Officer of Magna. He was formerly the President, Chief Executive Officer and a director of Intier Automotive Inc., one of Magna's former "spinco" public subsidiaries, and previously served on Magna's Board (1994 to 2002). Mr. Walker is a founding member of the Yves Landry Foundation and is the Co-Chair of the Canadian Automotive Partnership Council.			
Director Since	**Board & Committees**	**Attendance**		**Securities Owned, Controlled or Directed**[7]
November 7, 2005	Board	8 of 8	100%	Class A Subordinate Voting 131,020 RSAs 131,433 RSUs 32,635 Stock Options 632,953 **Total Value of Securities** $6,860,800
Independent Director	**Other Public Company Boards/Committees**			**Areas of Expertise**
No	Intier Automotive Inc.	2001-2005		• Automotive • Management

Siegfried Wolf, 51 Lower Austria, Austria	Mr. Wolf serves as the Co-Chief Executive Officer of Magna. In addition to the public company boards referenced below, Mr. Wolf serves as a supervisory board member of Österreich Industrieholding AG (Republic of Austria holding and privatization agency), Siemens AG Österreich (Siemens Austria) and HGI Beteiligungs AG.			
Director Since	**Board & Committees**	**Attendance**		**Securities Owned, Controlled or Directed**[7]
March 8, 1999	Board	8 of 8	100%	Class A Subordinate Voting 115,086 RSAs 268,361 RSUs 32,635 Stock Options 301,053 **Total Value of Securities** $9,673,910
Independent Director	**Other Public Company Boards/Committees**			**Areas of Expertise**
No	GAZ Group Strabag SE Decoma International Inc. Intier Automotive Inc. Tesma International Inc. Verbundgesellschaft (Austria Hydro Power)	Since 2008 Since 2007 2002-2005 2002-2005 2002-2005 Since 2000		• Automotive • Management

Lawrence D. Worrall, 66 Ontario, Canada	Mr. Worrall is a corporate director. In addition to serving on Magna's Board, Mr. Worrall is a director of the Greater Toronto Airport Authority and Productivity Improvement Center. He is also a former Vice-President, Purchasing, Strategic Planning and Operations, as well as a Director, of General Motors of Canada Limited and former Director and Chair of the Audit Committee of Intier Automotive Inc. until its privatization in 2005.			
Director Since	**Board & Committees**	**Attendance**		**Securities Owned, Controlled or Directed**
November 7, 2005	Board Audit HSEC Special	8 of 8 6 of 6 4 of 4 8 of 9	100% 100% 100% 89%	Class A Subordinate Voting 907 DSUs 3,546 Director Stock Options 9,100 **Total Value of Securities** $103,530
Independent Director	**Other Public Company Boards/Committees**			**Areas of Expertise**
Yes	Intier Automotive Inc.	2001-2005		• Automotive • Finance • Management

Notes:

(1) In the above table:
"Audit" means the Audit Committee of Magna's Board.
"CGCC" means the Corporate Governance and Compensation Committee of Magna's Board.
"HSEC" means the Health and Safety and Environmental Committee of Magna's Board.
"Nominating" means the Nominating Committee of Magna's Board.
"Special" means a Special Committee of Magna's Board.
"Class A Subordinate Voting" means Magna's Class A Subordinate Voting Shares.
"Class B" means Magna's Class B Shares.
"DSUs" means deferred share units.
"RSAs" means restricted shares.
"RSUs" means restricted stock units

(2) In calculating the Total Value of Securities, we have used the closing price of Magna Class A Subordinate Voting Shares on the New York Stock Exchange ("NYSE") on the Record Date ($23.25). In valuing stock options for purposes of calculating the Total Value of Securities, we have included only the in-the-money amount calculated based on the closing price of Magna Class A Subordinate Voting Shares on the Toronto Stock Exchange ("TSX") on the Record Date (C$29.48) and converted such amount to U.S. dollars based on the Bank of Canada noon spot rate on such date (C$1.00 = $0.7863).

(3) Mr. Resnick was a director of Ntex Incorporated, which was subject to cease trade orders in Ontario, Alberta and British Columbia in mid-2002 for failure to file financial statements. These cease trade orders were never revoked as Ntex made an assignment in bankruptcy in June 2003. Mr. Resnick resigned as a director of Ntex in June 2002.

(4) Mr. Stronach and Ms. Stronach, our Chairman and Executive Vice-Chairman, respectively, and two other members of the Stronach family are trustees and members of the class of potential beneficiaries of the Stronach Trust. The Stronach Trust is a trust existing under the laws of Ontario, which serves as an estate planning vehicle for the Stronach family. The Stronach Trust controls Magna indirectly through M Unicar as described under "Shares, Votes and Principal Shareholders — Principal Shareholders".

(5) The Principals are entitled to withdraw the Magna Class A Subordinate Voting Shares contributed by them to M Unicar. Accordingly, in calculating the Total Value of Securities for Mr. Stronach, we have only included the value of the 726,829 Class B Shares contributed to M Unicar by the Stronach Trust. These 726,829 Class B Shares have been attributed to Mr. Stronach since he acts as one of four trustees of the Stronach Trust, is entitled to appoint additional trustees and to remove trustees and since determinations by the Stronach Trust are made by a majority of the trustees, which majority must include Mr. Stronach. The value ascribed to the Class B Shares represents the number of such shares multiplied by the closing price of Magna Class A Subordinate Voting Shares on the New York Stock Exchange ("NYSE") on the Record Date ($23.25), without application of any control premium.

(6) Mr. Stronach is the Chairman of the Board and Chief Executive Officer of MEC which, together with certain of its wholly-owned subsidiaries, filed voluntary petitions for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court, District of Delaware on March 5, 2009. On that same date, MEC also sought and obtained recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice, under section 18.6 of the Companies' Creditors Arrangement Act in Canada.

(7) In calculating the number of Class A Subordinate Voting Shares for each of Messrs. Walker and Wolf, we have included the 250,000 Magna Class A Subordinate Voting Shares contributed to M Unicar by each of them.

Independence of the Nominees for Election to the Board

A summary of the independence of each of the nominees for election to the Board follows:

Nominee Name	Independent	Non-Independent	Basis for determination of non-independence
Frank Stronach — Chairman		✓	Trustee & potential beneficiary of Stronach Trust
Michael D. Harris — Lead Director	✓		
Lady Barbara Judge	✓		
Louis E. Lataif	✓		
Donald Resnick	✓		
Belinda Stronach		✓	Trustee & potential beneficiary of Stronach Trust
Franz Vranitzky	✓		
Donald J. Walker		✓	Member of Executive Management
Siegfried Wolf		✓	Member of Executive Management
Lawrence D. Worrall	✓		

Share Ownership by Directors, Officers and Certain Employee Plans

All of Magna's directors and officers as a group (36 persons) owned beneficially or exercised control or direction over 1,040,125 Class A Subordinate Voting Shares or approximately 0.9% of the class, together with 726,829 Class B Shares representing 100% of the class, in each case, as at the Record Date. Refer to "Shares, Votes and Principal Shareholders — Principal Shareholders". The Magna Deferred Profit Sharing Plan (Canada) and Employees Deferred Profit Sharing Plan (U.S.) (the "DPSPs"), deferred profit sharing plans for Magna's employees, collectively hold 5,342,459 Magna Class A Subordinate Voting Shares representing 4.8% of the class as at the Record Date. These shares will be voted FOR the election to the Magna Board of Directors of the nominees named in this Circular and FOR the re-appointment of Ernst & Young LLP as Magna's independent Auditor and the authorization of the Audit Committee to fix the independent Auditor's remuneration.

Appointment of Independent Auditor

Based on the recommendation of the Audit Committee of the Board, the directors propose to reappoint Magna's independent Auditor, Ernst & Young LLP, and authorize the Audit Committee to fix the independent Auditor's remuneration. Ernst & Young LLP (including its predecessor firms) has been Magna's independent Auditor since February 27, 1969. Representatives of Ernst & Young LLP are expected to attend the Annual Meeting, will have the opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

Auditor Independence

The Audit Committee has discussed with the independent Auditor its independence from Management and Magna, and has considered whether the provision of non-audit services is compatible with maintaining such independence. In order to ensure that the independent Auditor's independence is not compromised by engaging it for other services, the Audit Committee has established and maintains a process for the review and pre-approval of all services and related fees to be paid to the independent Auditor. Pursuant to this pre-approval process, the Audit Committee approved and we paid the following fees to the independent Auditor for services provided in respect of fiscal 2008 and fiscal 2007:

Type of Services	Fiscal 2007		Fiscal 2008	
	Fees	% of Total	Fees	% of Total
Audit services[(1)]	$12,232,000	92.1%	$9,131,000	93.9%
Audit-related services[(2)]	217,000	1.6%	146,000	1.5%
Tax services[(3)]	815,000	6.1%	410,000	4.2%
Other services[(4)]	24,000	0.2%	34,000	0.4%
Total	$13,288,000	100%	$9,721,000	100%

Notes:

(1) This category is intended to capture all fees in respect of services performed in order to comply with generally accepted auditing standards ("GAAS"). In some cases, these may include an appropriate allocation of fees for tax services or accounting consultations, to the extent such services were necessary to comply with GAAS. This category includes fees incurred in connection with the audit of our internal controls for purposes of Section 404 of the Sarbanes-Oxley Act of 2002.

(2) This category generally consists of fees paid in respect of assurance and related services (e.g. due diligence), including such things as employee benefit plan audits, due diligence relating to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. The most significant audit-related services actually provided by the independent Auditor in respect of fiscal 2008 and 2007 related to benefit plan audits.

(3) This category includes all fees paid in respect of services performed by the independent Auditor's tax professionals, except those services required in order to comply with GAAS which are included under "Audit services". Tax services include tax compliance, tax planning and tax advice. The tax services actually provided by the independent Auditor in fiscal 2008 and fiscal 2007 consisted of Canadian, U.S., European and Mexican tax compliance, advisory and research services.

(4) This category captures fees in respect of all services not falling under any of the previous categories.

In order to further ensure the independence of the independent Auditor, the Committee reviews and approves the hiring of partners, employees and former partners and employees of the independent Auditor who were engaged on the Corporation's account within the three prior years, as required by its Charter.

BOARD, BOARD COMMITTEES AND DIRECTOR COMPENSATION

In addition to the discussion of our Board and Board Committees below, refer to "Appendix A — Statement of Corporate Governance Practices" for a description of the governance activities of the Board and its Committees, the responsibilities of the Lead Director, the basis for the Board's determination regarding the independence of each director and other corporate governance information. Those Board members who have been determined by the Board to be "independent" are referred to throughout this Circular as "Independent Directors".

Board

Board Mandate

The Board operates pursuant to applicable law, under which it is charged with the responsibility of managing or supervising the management of the business and affairs of Magna. In doing so, directors are required to act honestly and in good faith with a view to the best interests of Magna and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In addition, the Board is also subject to the provisions of our Board Charter, which serves to clarify the Board's role and responsibilities and sets out requirements relating to its size, composition and independence, the administration of the Board, committee structure, and oversight responsibilities concerning the compensation and evaluation of Management. The Board Charter assigns the Board principal responsibility for the following items:

- satisfying itself as to the integrity of management;
- adoption of a strategic planning process;
- identification and management of principal risks;
- succession planning and appointment, training and monitoring of executive management;
- maintenance of an effective communication policy with our shareholders;
- ensuring that effective systems are in place to monitor the integrity of internal control and management information systems; and
- developing our system of, and overall approach to, corporate governance.

Board Size and Composition

The size and composition of our Board are governed by applicable law, the terms of our restated articles of incorporation (referred to as our "Articles") and general by-law, as well as our Board Charter. Our Articles provide that the Board will consist of between five and fifteen directors. While shareholder approval would be required to fix the number of directors outside this range, the Board is authorized to fix the number of directors within this range and has previously fixed the number of directors at fourteen. One of our directors, Mr. Mangold resigned effective as of March 9, 2009 for personal reasons. Additionally, three current directors who were nominees of OJSC Russian Machines ("Russian Machines"), our former strategic alliance partner until October 3, 2008, have indicated that they will not be standing for re-election. Accordingly, the Board has determined that the number of directors to be elected at the Annual Meeting is ten.

Independence

Six of the ten (60%) individuals standing for election as directors at the Annual Meeting have been determined by the Board to be Independent Directors. Our Corporate Governance and Compensation Committee has been delegated the responsibility of reviewing and making recommendations to the Board with respect to each director's independence.

Board Chair and Lead Director

Our Chairman, Mr. Stronach, is considered an associate of Magna as a result of his relationship with the Stronach Trust, our ultimate controlling entity. In order to ensure that the Board successfully carries out its duties, the Board has appointed an independent Lead Director, Michael Harris. In his capacity as Lead Director, Mr. Harris' duties include representing Magna's Independent Directors in discussions with senior Management on corporate governance issues and other matters, assisting in ensuring that the Board functions independently of Management and performing such other duties and responsibilities as are delegated by the Board from time to time.

Board and Director Meetings

The Board acts through regularly scheduled meetings which are held on a quarterly basis, with additional meetings scheduled as required. Additionally, the Board annually holds a planning and corporate strategy meeting. The Board met a total of eight times in 2008 and the Independent Directors met separately at six Board meetings in 2008. In addition to Board meetings, there is communication between senior Management and Board members between meetings on both an informal basis and through Committee meetings.

Board Committees

The Board has established four standing committees: the Audit Committee; the Corporate Governance and Compensation Committee ("CGCC"); the Health and Safety and Environmental Committee ("HSEC"); and the Nominating Committee. Other committees may be established from time to time as circumstances require. We do not have an Executive Committee of the Board. Each Committee operates pursuant to a written charter in addition to applicable law.

In addition to the four standing Committees, the Board has established special committees from time to time. A Special Committee was established in March 2008 to review and make recommendations to the Board with respect to the proposed participation by Magna in a reorganization of MI Developments Inc., a corporation under the common control of the Stronach Trust. The Special Committee met nine times in 2008.

As of the date of this Circular, the composition of the Committees was as follows:

Name		Audit	CGCC	HSEC	Nominating	Special
Independent Directors	Michael D. Harris		Chair		✔	Chair
	Lady Barbara Judge		✔			✔
	Louis E. Lataif	✔				
	Donald Resnick	Chair	✔	Chair		✔
	Lawrence D. Worrall	✔		✔		✔
Other	Frank Stronach				Chair	

Each of the Independent Directors has a standing invitation to attend any meeting of any of the Committees.

Information relating to the Audit Committee and CGCC follows. Refer to "Appendix A — Statement of Corporate Governance Practices" for additional information relating to these Committees and the other standing Committees.

Audit Committee

The Audit Committee consists of three Independent Directors: Donald Resnick (Chairman), Louis E. Lataif and Lawrence D. Worrall. Each member of the Audit Committee has been affirmatively determined by the Board to be "independent" under the NYSE Listing Standards, the Securities and Exchange Commission's ("SEC") rules under the Sarbanes-Oxley Act of 2002 ("SOX"), including Rule 10A-3, and the Canadian Securities Administrators' ("CSA") National Instrument 52-110 ("NI 52-110"). The Board also considers each Audit Committee member to be "financially literate" and each of the Chairman of the Committee and Mr. Worrall to be a "financial expert" within the meaning of the NYSE Listing Standards, the SEC rules under SOX and NI 52-110.

The Audit Committee provides assistance to the Board in fulfilling its oversight responsibilities to our shareholders with respect to:

- the integrity of our financial statements and the financial reporting process;
- compliance with legal and regulatory requirements;
- the qualifications and independence of our independent Auditor;
- the performance of our Internal Audit Department, as well as our independent Auditor; and
- the preparation of the Audit Committee Report in this Circular and other Magna proxy circulars.

The Audit Committee met six times in 2008 with Management, representatives of the independent Auditor and representatives of our Internal Audit Department, and met without Management present at five of those meetings.

The Audit Committee considered whether it would be appropriate to rotate the independent Auditor position for 2009 and is recommending to shareholders that Ernst & Young LLP be reappointed as the independent Auditor for 2009.

Audit Committee Report

In connection with Magna's Consolidated Financial Statements and Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") for the fiscal year ended December 31, 2008, the Audit Committee has:

- reviewed and discussed with senior Management and the independent Auditor the audited Consolidated Financial Statements and MD&A, together with the Annual Information Form in respect of 2008 and other forms and reports required to be filed with applicable Canadian securities commissions, the SEC and the applicable stock exchanges in respect of the fiscal year ended December 31, 2008;
- discussed with the independent Auditor the matters required to be discussed by the Canadian Institute of Chartered Accountants Standard 5751 *(Communications with Those Having Responsibility for the Financial Reporting Process)* ("CICA Standard 5751") and the American Institute of Certified Public Accountants Statement on Auditing Standards No. 114 *(The Auditor's Communication with Those Charged with Governance)* as amended;
- received and reviewed with the independent Auditor the written disclosures and related letter from the independent Auditor required by CICA Standard 5751 and Public Company Accounting Standards Board (United States) ("PCAOB") — Rule 526 *(Communication with Audit Committees Concerning Independence)* and discussed with the independent Auditor the independence of the independent Auditor as Magna's auditor; and
- reviewed with the independent Auditor its Audit Report on the Consolidated Financial Statements as well as its Report on Internal Controls Under Standards of the PCAOB.

Management is responsible for the preparation and presentation of Magna's financial statements, the financial reporting process and the development and maintenance of its systems of internal accounting and administrative cost controls. Ernst & Young LLP is responsible for performing an independent audit on and issuing its reports in respect of Magna's consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB, and the effectiveness of Magna's internal controls over financial reporting, in accordance with the standards of the PCAOB. The Audit Committee's responsibility is to monitor and oversee these processes in accordance with its Charter and applicable law.

Based on these reviews and discussions, including review of the independent Auditors' Audit Report and Report on Internal Controls, the Audit Committee has recommended to the Board, and the Board has approved: the inclusion of the audited Consolidated Financial Statements in Magna's Annual Report; the MD&A; the Annual Information Form in respect of 2008; and the other forms and reports required to be filed with the applicable Canadian securities commissions, the SEC and the applicable stock exchanges in respect of the fiscal year ended December 31, 2008.

This Audit Committee report is dated as of March 23, 2009 and is submitted by the Audit Committee of the Board:

Donald Resnick (Chairman) Louis E. Lataif Lawrence D. Worrall

Corporate Governance and Compensation Committee

The CGCC consists of three Independent Directors: Michael D. Harris (Chairman), Lady Barbara Judge and Donald Resnick. In addition, a fourth Independent Director, Klaus Mangold, served as a member of the CGCC until March 9, 2009.

The CGCC provides assistance to the Board by:

- developing our system of corporate governance;
- monitoring compliance with applicable corporate governance requirements;
- assessing the Board's effectiveness in governance matters;
- generally making recommendations to the Board with respect to corporate governance;
- reviewing and making recommendations to the Board with respect to compensation for Executive Management, as well as incentive and equity compensation generally;
- administering certain aspects of our stock option plan and employee pension plans; and
- making recommendations to Management with respect to management succession planning.

The CGCC met nine times in 2008 and met without Management present at all of those meetings.

Director Compensation

We review the competitiveness of compensation for our Independent Directors every two years. The current schedule of retainers and fees payable to our Independent Directors was approved by the Board effective January 1, 2008.

Annual retainer (total)	$ 150,000
Cash: $60,000	
Deferred Share Units: $90,000	
Lead Director annual retainer	250,000
Committee members annual retainer	25,000
Committee Chairman annual retainer	
Audit	25,000
Corporate Governance and Compensation	25,000
Health and Safety and Environmental	10,000
Special Committees	25,000
Per meeting fee	2,000
Written resolutions	400
Additional services (per day)	4,000
Travel days	4,000
Director stock options	
On appointment or election and following each five years of service	5,000 options

All retainers are paid quarterly in advance and all other fees quarterly in arrears. Refer to "Deferred Share Units" for a description of the Deferred Share Units ("DSUs"). Employee directors are not paid any retainers or fees and are not granted any director stock options. Mr. Stronach is paid $200,000 each year as Chairman of the Board, but does not receive any other retainers or fees in this capacity, nor is he granted any director stock options.

The following table sets forth a summary of all compensation earned by our non-employee Directors during the year ended December 31, 2008.

Name	Fees earned ($)	Share-based awards[1] ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation[2] ($)	Total ($)
Erik E. Eberhardson	26,670	21,520	39,350[3]	NIL	NIL	90	87,630
Michael D. Harris	NIL	575,700	68,250[4]	NIL	NIL	25,790	669,740
Lady Barbara Judge	NIL	274,200	NIL	NIL	NIL	2,930	277,130
Louis E. Lataif	151,800	90,000	NIL	NIL	NIL	1,340	243,140
Klaus Mangold	181,200	90,000	NIL	NIL	NIL	4,660	275,860
Donald Resnick	269,950	90,000	NIL	NIL	NIL	3,420	363,370
Franz Vranitzky	118,800	90,000	NIL	NIL	NIL	3,020	211,820
Gregory C. Wilkins	NIL	168,800	NIL	NIL	NIL	1,830	170,630
James D. Wolfensohn	NIL	182,800	NIL	NIL	NIL	2,240	185,040
Lawrence D. Worrall	189,500	90,000	NIL	NIL	NIL	2,630	282,130

Notes:

(1) Consists of retainers and fees allocated to DSUs pursuant to the DSU Plan (as defined under "Deferred Share Units").

(2) Consists of dividends on DSUs, credited in the form of DSUs.

(3) On December 1, 2008, 5,000 director stock options were granted to Mr. Eberhardson at an exercise price of C$35.75 per share, upon Mr. Eberhardson becoming an Independent Director following the exit of Russian Machines from its strategic alliance with Magna. The value shown represents the grant date fair value determined using the Black-Scholes-Merton model. Refer to "Director Stock Options".

(4) On January 8, 2008, 5,000 director stock options were granted to Mr. Harris at an exercise price of C$74.50 per share, following completion of five years of service as an Independent Director. The value shown represents the grant date fair value determined using the Black-Scholes-Merton model. Refer to "Director Stock Options".

Director Stock Options

To more closely align the interests of Independent Directors with our shareholders, pursuant to our Amended and Restated Incentive Stock Option Plan (the "Plan"), each of the Independent Directors is entitled to receive a grant of options to purchase 5,000 Magna Class A Subordinate Voting Shares upon appointment or election to the Board. Each Independent Director is also entitled to receive an additional grant of options to purchase 5,000 Magna Class A Subordinate Voting Shares on the completion of each five year period of continuous service. Vesting under the Plan takes place as to 1,000 Magna Class A Subordinate Voting Shares on the date of the option grant and 1,000 Magna Class A Subordinate Voting Shares on each anniversary of the date of the option grant.

Deferred Share Units

We maintain a Non-Employee Director Share-Based Compensation Plan (the "DSU Plan") which governs the portion of the annual retainer which is deferred in the form of DSUs and also allows for the deferral of up to 100% of an Independent Director's total annual cash remuneration from Magna (including Board and committee retainers, meeting attendance fees, work and travel day payments and written resolution fees), at specified levels elected annually by each director.

Effective as of January 1, 2008, 60% of the annual retainer for all of the Independent Directors became automatically payable in the form of DSUs.

The amounts deferred in the DSU Plan are reflected in DSUs allocated under the DSU Plan. These DSUs are notional units, the value of which reflects the market price of Magna Class A Subordinate Voting Shares at the time that the amounts credited to a director's DSU Account become payable. The value of a DSU will increase or decrease along with the market price of Magna Class A Subordinate Voting Shares. The DSU Plan also takes into account any dividends paid on Magna Class A Subordinate Voting Shares. All DSUs are fully vested on the date allocated to an Independent Director under the DSU Plan.

At December 31, 2008, all of our Independent Directors participated in the DSU Plan with respect to their annual share-based retainer and, in certain cases, with respect to their other retainers and fees. Aggregate DSU balances as of December 31, 2008 were as follows:

Name	DSUs (#)
Erik E. Eberhardson	1,250
Michael D. Harris	30,073
Lady Barbara Judge	6,002
Louis E. Lataif	2,510
Klaus Mangold	6,107
Donald Resnick	4,187
Franz Vranitzky	3,860
Gregory C. Wilkins	4,107
James D. Wolfensohn	4,633
Lawrence D. Worrall	3,546

Outstanding Option-Based Awards

Outstanding option-based awards for each of our Independent Directors as of December 31, 2008 were as follows:

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (MM/DD/YY)	Value of unexercised in-the-money options[(1)] ($)
Erik E. Eberhardson	5,000	C35.75	12/31/2015	5,000
Michael D. Harris	5,000 5,000	C82.65 C74.50	12/31/2012 12/31/2014	NIL
Lady Barbara Judge	5,000	C95.96	12/31/2013	NIL
Louis E. Lataif	5,000	84.31	12/31/2013	NIL
Klaus Mangold	5,000	C105.19	12/31/2013	NIL
Donald Resnick	5,000 5,000	C63.02 C85.75	12/31/2009 12/31/2011	NIL
Franz Vranitzky	5,000 5,000	C63.02 C85.75	12/31/2009 12/31/2011	NIL
Gregory C. Wilkins	5,000	C95.96	12/31/2013	NIL
James D. Wolfensohn	5,000	C95.96	12/31/2013	NIL
Lawrence D. Worrall	5,000	C83.52	12/31/2011	NIL

Notes:

(1) Determined using the December 31, 2008 closing prices of Magna Class A Subordinate Voting Shares on the TSX (C$36.75) or NYSE ($29.93), as applicable.

Incentive Plan Awards — Value Vested During the Year

The values of option-based and share-based awards which vested in the year ended December 31, 2008, are set forth below:

Name	Option-based awards — Value vested during the year[(1)] ($)	Share-based awards — Value vested during the year[(2)] ($)
Erik E. Eberhardson	NIL	21,520
Michael D. Harris	NIL	575,700
Lady Barbara Judge	NIL	274,200
Louis E. Lataif	NIL	90,000
Klaus Mangold	NIL	90,000
Donald Resnick	NIL	90,000
Franz Vranitzky	NIL	90,000
Gregory C. Wilkins	NIL	168,800
James D. Wolfensohn	NIL	182,800
Lawrence D. Worrall	NIL	90,000

Notes:

(1) Represents the difference between: (a) the closing market price of Magna Class A Subordinate Voting Shares on the applicable vesting date; and (b) the applicable option exercise price.

(2) Represents the value of retainers and fees allocated to DSUs.

Securities Maintenance Requirement

Independent Directors are subject to a securities maintenance requirement with respect to Magna Class A Subordinate Voting Shares. The securities maintenance requirement for Independent Directors is three times their annual retainer ($450,000 for 2008). Compliance with the Director share maintenance requirement is determined as follows:

$$\frac{\textbf{\textit{Total Number of Magna Class A Subordinate Voting Shares and DSUs}}}{\textbf{\textit{Average of daily closing prices on NYSE of Magna shares over prior 3 calendar years}}}$$

New directors are entitled to a period of five years in which to accumulate Magna Class A Subordinate Voting Shares and/or DSUs with such a value. Refer to "Business of the Annual Meeting — Board of Directors" which discloses the number of Magna Class A Subordinate Voting Shares, Class B Shares, DSUs and Director stock options held by each Independent Director and the total value of all such securities as of the Record Date.

CORPORATE GOVERNANCE PRACTICES

Magna has adopted certain structures, policies and procedures, in addition to its Corporate Constitution, to ensure that effective corporate governance practices are followed and the Board functions independently of Management. The Statement of Corporate Governance Practices contained in Appendix A describes Magna's approach to corporate governance, with specific reference to Magna's Corporate Constitution, which reflects Magna's historical commitment to effective corporate governance since its adoption in 1984, as well as to the applicable regulatory requirements, including the NYSE Listing Standards and governance guidelines reflected in National Policy 58-201 — *Corporate Governance Guidelines*.

COMPENSATION DISCUSSION AND ANALYSIS

We maintain a unique entrepreneurial corporate culture which encourages productivity, ingenuity and innovation and seeks to align the interests of employees, management and shareholders. Our corporate culture is reflected in our Corporate Constitution, which forms part of our articles of incorporation. The Corporate Constitution seeks to balance the interests of employees, management and shareholders, including by defining the rights of:

- employees to participate in our profits and growth through employee equity sharing and profit participation;
- management to participate in our profits and growth through variable incentive compensation based on direct profit sharing; and
- investors to participate in our profits and growth through dividends and minimum profit performance.

We believe that these elements of our Corporate Constitution have been essential to our ability to attract, retain and motivate skilled, entrepreneurial employees at all levels, our long-term financial success and the creation of long-term shareholder value.

The CGCC is responsible for reviewing and making recommendations to the Board with respect to direct, indirect and incentive compensation, benefits and perquisites for our Corporate Management. In the course of its work, the CGCC considers and applies the Corporate Constitution, together with other historical operating philosophies and policies which seek to align the interests of management and shareholders and to create shareholder value, including:

- direct profit participation (variable incentive bonuses);
- mandatory stock ownership; and
- the use of equity-based compensation.

In reviewing and making recommendations to the Board with respect to executive compensation, the CGCC also considers Magna's financial and operating performance, shareholder return and various other factors discussed under "Determination of Amounts of Compensation". The Board retains final authority to accept (with or without modification) or reject any recommendations of the CGCC.

The CGCC operates pursuant to a written charter, a copy of which is available on our website (www.magna.com) under "Corporate Governance". The CGCC's Charter mandates a committee composed of between three and five directors, none of whom are employees of Magna and a majority of whom are independent. The CGCC currently consists of three directors, all of whom are independent. The CGCC has the authority to retain outside compensation, legal and/or other advisors (at our expense) as it deems reasonably necessary to assist and advise it in carrying out its duties and responsibilities.

In the discussion which follows, we use the term "Named Executive Officers" to refer to our Chairman, Co-Chief Executive Officers, Executive Vice-Chairman, Chief Financial Officer and our Chief Operating Officer, Exteriors and Interiors. We use the term "Executive Management" to refer to our Named Executive Officers other than our Chairman.

Compensation Program Overview

Our Chairman is not employed by us. Magna and certain of its subsidiaries are parties to consulting and business development agreements with our Chairman and certain associated entities. Refer to "Determination of Amounts of Compensation — Determination of Compensation of Our Founder" and "Management Contracts" for details relating to these agreements.

Our compensation program for members of Executive Management generally consists of three core elements: a base salary, an annual variable incentive bonus, which is directly tied to our profits, and long-term incentives.

Short-Term		*Medium-Term*	*Long-Term*	
Base Salary	**Annual Variable Incentive Bonus** (Profit Participation Allocation)		**Long-Term Incentives**	
	Cash	**Restricted Stock Units**	**Stock Options**	**Restricted Shares**
Generally at or below industry standards	2/3 of annual profit-sharing allocation	1/3 of annual profit-sharing allocation	Term: 7-10 yrs Vesting: 3-7 yrs	Qualifying Period: 3-5 yrs Release Period: 10 yrs
Cash		*Non-Cash*		

As discussed further under "Elements of Compensation", the substantial majority of executive compensation is normally "at risk", reflecting our pay for performance philosophy. Base salaries, benefits and perquisites have historically been nominal, with base salaries for Executive Management being lower than those of many of the positions that report to them. The primary focus of the compensation program has historically been on the annual variable incentive bonus which is directly linked to corporate profitability and is entirely "at risk". The secondary focus of the compensation program has been on long-term incentives; however, the value of such incentives is not guaranteed and is linked to Executive Management's ability to deliver long-term value for the benefit of all shareholders. Additionally, restricted shares, one of our long-term incentive tools, are subject to forfeiture if the non-competition or other conditions are breached. We do not provide a pension plan for members of Executive Management, nor do we offer change of control protection or any extraordinary severance benefits. Provided that Executive Management performs well, as measured by corporate profitability, they will be well compensated in relation to key competitors in our industry and other companies in our comparator group. As discussed under "Compensation Benchmarking", total compensation for our Executive Management in 2008/2009 has been targeted at approximately the 75th percentile with respect to total compensation for our comparator group.

In exceptional circumstances, the high variability inherent in our executive compensation program may require the CGCC to consider discretionary adjustments or other actions to ensure that the underlying objectives of our program continue to be met. In recognition of the impact of the extraordinary economic and industry circumstances which became apparent in the second half of 2008 and continue into 2009, the CGCC made some modifications to our executive compensation on an exceptional basis for 2008 and 2009, as discussed under "2008/2009 Changes to Executive Compensation Program", in order to ensure such consistency with the objectives underlying our program.

Objectives of Our Executive Compensation Program

Our executive compensation program has been structured to achieve the following goals:

- attract and retain a highly skilled, entrepreneurial, global executive team;
- appropriately recognize and reward collective and individual contribution to our success by Executive Management;
- motivate Executive Management to deliver consistent growth in profitability to create long-term shareholder value;

- directly link executive compensation to corporate performance, as measured by corporate profitability;
- minimize fixed compensation costs and maximize the extent to which financial rewards are obtained through profit participation and long-term incentive compensation;
- align the interests of our executive team with the interests of our shareholders through significant equity exposure in the form of restricted shares, restricted stock units ("RSUs") and stock options; and
- ensure that we deliver a package of total compensation which is competitive when compared to an appropriate comparator group of companies with global businesses.

At times, compensation-related actions may require that one of the above objectives be given precedence over another. In these circumstances, the CGCC will generally give priority to the objective of attracting, retaining and motivating management, in recognition of the fact that this is most likely to lead to long-term value creation for shareholders and, conversely, that the inability to retain key management talent could harm our ability to create long-term shareholder value, particularly if a key member of management joins a competitor after expiration of applicable non-competition restrictions.

Determination of Amounts of Compensation

Determination of Compensation of Executive Management

The CGCC reviews the compensation of our Executive Management on an annual basis to ensure that our executive compensation practices remain consistent with the underlying objectives of our compensation program. In the course of this annual review, the CGCC reviews and considers a variety of factors, including:

- operational and compensation philosophies developed since our founding, such as the emphasis on entrepreneurialism, decentralization and profit sharing;
- the Corporate Constitution;
- the alignment of management, employee and shareholder interests to create long-term shareholder value;
- corporate performance;
- compensation and performance-related benchmarking data;
- the recommendations of our Co-Chief Executive Officers with respect to other members of Executive Management;
- the advice and recommendations of the CGCC's independent compensation consultants; and
- the advice and recommendations of the CGCC's independent legal counsel.

The CGCC does not rely solely on any one factor in determining the appropriateness of compensation levels, compensation mix or any proposed changes to executive compensation.

Since base salaries generally have not been increased from year to year, the amount of the annual variable incentive bonus is a specified percentage of Pre-Tax Profits Before Profit-Sharing (as defined in the Corporate Constitution) and long-term incentives are not awarded or granted pursuant to annual award or grant programs, the key elements to be decided by the CGCC from time to time under our executive compensation program relate to:

- the initial establishment of, or subsequent changes to, the respective profit participation allocations of each member of Executive Management;
- the determination of the amounts to be paid in the form of long-term incentives from time to time; and
- in exceptional circumstances, the exercise of discretion to ensure that the underlying objectives of our executive compensation program continue to be met.

The profit participation allocations of the individual members of Executive Management are intended to reflect:

- their respective contributions to our historic and continued operating and financial success;
- their ability to affect our strategic, operational and financial results; and
- the levels of compensation needed to attract, retain and motivate skilled executives in comparable positions.

Following the CGCC's annual review of and recommendations with respect to executive compensation for members of Executive Management, the Independent Directors consider and, if deemed to be in the best interest of Magna, approve the terms of such compensation. Refer to "2008/2009 Changes to Executive Compensation Program" for information on the compensation program changes approved by the Independent Directors in respect of 2008 and 2009.

Determination of Compensation of Our Founder

The compensation of our Chairman, Mr. Stronach, reflects his special position as founder and architect of our unique, entrepreneurial corporate culture. Until February 1994, almost all of Mr. Stronach's compensation had been in the form of annual variable incentive compensation paid to him as part of Corporate Management. As part of our global expansion strategy, Mr. Stronach moved to Europe in early 1994 with the goal of replicating our North American capabilities in Europe. For Magna's most recent fiscal year prior to his move, Mr. Stronach had received annual incentive bonus compensation equal to 3% of our Pre-Tax Profits Before Profit Sharing (as defined in the Corporate Constitution). At the time of his move to Europe, new arrangements were entered into by certain of our European subsidiaries, initially with Stronach & Co. ("SCo") and later with Mr. Stronach as well, under which SCo and Mr. Stronach provided business development and business consulting services, including the coordination of global strategies, to certain of our European subsidiaries in exchange for annual fees paid by the contracting European subsidiaries. The CGCC initially reviewed these arrangements in fiscal 1994 and subsequently reviewed the fees on an annual basis. The CGCC also reviewed all amendments to, extensions of and replacements for the arrangements that have occurred since 1994, primarily as a result of various corporate reorganizations. Although these annual fees are not part of the incentive bonus compensation available to Corporate Management under the Corporate Constitution, these fees and those paid to Mr. Stronach have continued to annually approximate 3% of Magna's Pre-Tax Profits Before Profit Sharing (as defined in the Corporate Constitution) and, if combined with the incentive bonus compensation paid to Corporate Management, have not exceeded on an annual basis 6% of our Pre-Tax Profits Before Profit Sharing (as defined in the Corporate Constitution) that is available to Corporate Management under the Corporate Constitution.

In 2004, the CGCC recommended that the foregoing arrangements be continued, but revised to reflect a direct linkage to our Pre-Tax Profits Before Profit Sharing (as defined in the Corporate Constitution) and to have a portion of the fees paid in North America. Accordingly, the CGCC recommended at that time that the annual fees be set so that they aggregated 3% of our Pre-Tax Profits Before Profit Sharing (as defined in the Corporate Constitution) for 2004 (of which a minimum $1.5 million would be payable to Mr. Stronach personally for services provided to certain subsidiaries in Austria) and that the fees paid under these arrangements together with the total annual variable incentive compensation paid to Corporate Management not exceed 6% of the Pre-Tax Profits Before Profit Sharing (as defined in the Corporate Constitution) that is available for incentive bonus compensation to Corporate Management under the Corporate Constitution. The CGCC also recommended at that time that approximately one-third of the total fees for 2004 be payable by Magna to Stronach Consulting Corp. ("SCC"), an Ontario corporation controlled by Mr. Stronach, for various business services, including the coordination of global strategies provided to us and our affiliates in North America and elsewhere outside Europe. By changing the aggregate annual fees payable to SCo, SCC and Mr. Stronach from a fixed amount to a specified profit participation, the fees for 2004 were tied directly to our future profitability, consistent with the variable incentive compensation philosophy set out in the Corporate Constitution.

During its review of these arrangements in respect of 2005, the CGCC concluded that the arrangements implemented in 2004 should be continued, with an increase in the annual fee payable to Mr. Stronach personally in Austria to $2.3 million, subject to the provision that if the total fees payable under the business development and consulting arrangements in respect of 2005 were to exceed 3% of our Pre-Tax Profits Before Profit Sharing (as defined in the Corporate Constitution) for 2005 by reason of the minimum fee payable to Mr. Stronach directly for services provided to certain Austrian subsidiaries, Mr. Stronach would receive only a total of 3%. In subsequent annual reviews, the CGCC approved the continuation of these arrangements for each of 2006 and 2007.

During its annual review of these arrangements in respect of 2008, the CGCC considered the continuing significant and strategic value to Magna of the services performed by and continuing to be performed by SCo, SCC and Mr. Stronach directly, including:

- the identification of new Chief Operating Officers;
- continued leadership in developing positive union relationships in North America, including the implementation of the Framework of Fairness in Canada with the CAW and continued interaction with the UAW;
- activities relating to the establishment and future expansion of Magna's business in Russia;
- product innovation, including new vehicle and "green" concepts; and
- other strategic advisory services.

Subsequently, during its annual review of the consulting and business development arrangements in respect of 2009, the CGCC concluded that the arrangements which it had previously considered and approved in respect of 2008 should be continued in respect of the period from January 1 to December 31, 2009. The CGCC considered the continuing significant and strategic value to Magna of the services performed by and continuing to be performed by SCo, SCC and Mr. Stronach directly, including:

- direct involvement in product innovation, including programs relating to the development and commercialization of a battery electric vehicle, as well as other technologies based on alternative propulsion systems;
- involvement with staffing of senior management of our operating groups;
- activities relating to the management of Magna's liquidity and finances, as well as cost reduction initiatives;
- continued leadership in the promotion of positive union relationships in Canada and the U.S., including through continued implementation of the Framework of Fairness in Canada with the CAW and continued positive interaction in the U.S. with the UAW; and
- other strategic advisory services.

In its annual reviews of these arrangements in respect of each of 2008 and 2009, the CGCC recognized that Mr. Stronach continued to have business activities unrelated to Magna, but that those activities do not detract from the quality and value of his ongoing contribution to Magna as he continues to make himself available whenever required to carry out the services provided by SCo, SCC and himself to us and our affiliates. As a result, profit continued to be the sole measure of performance which was appropriate considering the nature of our business and the automotive components industry and was consistent with our historical approach to incentive compensation. For these reasons, in respect of each of 2008 and 2009, the CGCC considered the arrangements with SCo, SCC and Mr. Stronach to be fair and in the best interests of Magna and that the fees continue to be justified by the value of the services provided. Following the recommendations of the CGCC in respect of each of 2008 and 2009, these arrangements were unanimously approved by the Independent Directors as being fair and in the best interests of Magna.

Determination of Long-Term Incentives

Long-term incentives awarded or granted to Executive Management from time to time are determined on a case-by-case basis as needed to ensure long-term retention, promote equity ownership and exposure, to ensure competitiveness of compensation and to further align the interests of Executive Management with the long-term interests of shareholders.

Exercise of Discretion

We believe that the relative simplicity, objectivity and transparency of our executive compensation program is highly desirable however, in exceptional circumstances, the CGCC may need to exercise discretion on a case-by-case basis to ensure that the underlying objectives of our program continue to be met. The CGCC's approach in this regard is consistent with the discretion exercised by Executive Management and other senior managers with respect to the compensation of profit participators at other levels of the company. For example, Executive Management believes that a manager who is performing well and taking appropriate corrective actions to address underperformance for which he or she was not responsible, should have his or her compensation adjusted (to the extent it is uncompetitive) on a discretionary basis where profitability is not a fair measure of the individual's contribution. As discussed under "2008/2009 Changes to Executive Compensation Program", the CGCC exercised its discretion to address the impact to executive compensation of the extraordinary economic and industry circumstances which adversely affected corporate profitability in 2008 and continue to do so in 2009.

Compensation Consultants

In its review of executive compensation in respect of 2008 and 2009, the CGCC retained Towers Perrin Inc. ("Towers Perrin") to conduct a review of total compensation arrangements for Executive Management, including the provision of independent advice with respect to the competitiveness of the proposed changes in relation to the comparator group discussed below.

Towers Perrin also provides us pension and benefits related advisory services from time to time. Towers Perrin's executive compensation advisors are not involved in the provision of pension and benefits advisory services and their pension and benefits advisors are not involved in the provision of executive compensation advisory services. The compensation paid to Towers Perrin for executive compensation advisory services is not tied to their pension and benefits advisory services. We paid Towers Perrin the following fees in or in respect of services provided in 2008:

Executive Compensation	All Other Advisory Services
$82,540(1)	$209,280(2)

Notes:

(1) Converted from C$101,073 to U.S. dollars based on the Bank of Canada noon spot rate on December 31, 2008.

(2) Representing: (a) C$132,868 converted to $108,499 based on the Bank of Canada noon spot rate on December 31, 2008, in respect of various Canadian pension and retirement benefits related advisory services, and (b) $100,784 in respect of U.S. pension and retirement benefits advisory services.

Compensation Benchmarking

In the course of the CGCC's review of executive compensation in respect of 2008 and 2009, the compensation of Executive Management was benchmarked against a comparator group consisting of the following automotive suppliers and other companies:

Alcan Inc.	Hayes Lemmerz International Inc.
American Axle & Mfg., Inc.	Honeywell International Inc.
ArvinMeritor Inc.	Johnson Controls Inc.
Autoliv Inc.	Lear Corp.
BCE, Inc.	Navistar International Corp.
BorgWarner Inc.	Nortel Networks Ltd.
Bombardier Inc.	Paccar Inc.
Canadian National Railway Co.	PPG Industries Inc.
Caterpillar Inc.	Quebecor Inc.
Cooper Tire & Rubber Co.	Rockwell Automation Inc.
Cummins Inc.	Tenneco Inc.
Dana Holding Corp.	Textron Inc.
Delphi Corp.	TRW Automotive Holdings Corp.
Eaton Corp.	United Technologies
Goodyear Tire & Rubber Co.	Visteon Corp.

For purposes of the 2008/2009 executive compensation review, the comparator group was not changed from 2007 in order to allow for consistent comparison. In light of the deteriorating financial condition of a number of companies in the comparator group due to current economic and automotive industry conditions, the CGCC intends to revisit the appropriateness of the comparator group in connection with its next annual compensation review.

Direct comparisons with comparator group companies can be difficult to make since our executive compensation program remains unique. Generally, our executive compensation program has been structured to ensure that total compensation for Executive Management will be above the median for that of companies in our comparator group. Typically, under our executive compensation program:

- base salaries are positioned below the 25th percentile;
- total cash compensation is positioned at or above the 75th percentile; and
- total compensation is positioned at or above the 75th percentile.

In connection with the CGCC's 2008/2009 executive compensation review (discussed further under "2008/2009 Changes to Executive Compensation Program"), the CGCC targeted 2008 total compensation for our top five most highly compensated officers excluding Mr. Stronach at the 75th percentile in relation to our automotive supplier peers within the comparator group. With respect to 2009 compensation, in light of economic uncertainty and a lack of visibility into 2009 compensation within the comparator group, the CGCC requested Towers Perrin's best estimate of the potential range of aggregate top five officer base salaries, total cash compensation and total compensation for the nine automotive suppliers in the comparator group. The CGCC then targeted 2009 total compensation for our top five most highly compensated officers excluding Mr. Stronach at the 75th percentile of the estimated range of top five officers, although the CGCC approached the allocation of such compensation between fixed and variable on a different basis than Towers Perrin estimated for the comparator group for the reasons discussed under "2008/2009 Changes to Executive Compensation Program".

Performance Goals

Since our regular executive compensation program is based on direct profit participation, we do not utilize performance goals in determining incentive compensation. Profit participation by Executive Management normally starts from the first dollar of Pre-Tax Profit Before Profit Sharing (as defined in our Corporate Constitution) to maximize Executive Management's incentive to generate profits for the long-term benefit of shareholders. Recognition of individual performance is achieved in part through differentiation of profit participation allocations and long-term incentives; however, consistent with our Chairman and founder's view of Executive Management as a "partnership", our executive compensation program is weighted towards recognition of the performance of Executive Management as a team.

Elements of Compensation

The elements of our regular executive compensation program have been structured in a way to maximize the incentive to generate consistent profitability and long-term profit growth. Base salaries are nominal and thus do not provide a significant level of fixed income, while the variable incentive bonus is entirely "at risk", resulting in the potential for fluctuation in compensation from year to year. As a result, our executive compensation program motivates Executive Management to emphasize: (a) consistent profitability to ensure stable levels of annual compensation and (b) long-term growth in profitability to achieve long-term compensation growth. Since we do not provide an executive retirement program, long-term incentives serve to provide a source of retirement equity; however, the value of such incentives is directly linked to Executive Management's ability to create long-term shareholder value. Finally, Executive Management receives a benefits package which is substantially the same as that of other employees in the same jurisdiction, as well as minimal perquisites, in order to ensure that Executive Management's compensation is attained primarily through direct profit participation with minimal "leakage" in the form of benefits and perquisites.

Details relating to the elements of our compensation structure are described further below. In addition, refer to the discussion of the modifications made on an exceptional basis to our regular executive compensation program in respect of 2008 and 2009 compensation in order to ensure the underlying objectives of our executive compensation program continue to be met. These changes are discussed under "2008/2009 Changes to Executive Compensation Program".

Base Salaries: We have historically paid nominal base salaries which are at levels significantly below those for comparable positions within a comparator group of North American companies which have global businesses. Base salaries have not historically been increased on an annual basis and were last increased to current levels in 2000.

Base salaries for our Named Executive Officers in 2008 were as follows:

Name	Base Salary ($)
Frank Stronach, Chairman	200,000[(1)]
Donald J. Walker, Co-Chief Executive Officer	110,500
Siegfried Wolf, Co-Chief Executive Officer	100,000
Belinda Stronach, Executive Vice-Chairman	110,500
Vincent J. Galifi, Executive Vice-President and Chief Financial Officer	110,500
Tom Skudutis, Chief Operating Officer, Exteriors and Interiors	110,500

Notes:

(1) Mr. Stronach is not employed by us. The amount shown represents compensation for service as Chairman of the Board. Mr. Stronach, SCo and SCC are parties to the consulting and business development agreements described under "Determination of Amounts of Compensation — Determination of Compensation of Our Founder" and "Management Contracts".

The $10,500 difference in base salary for the Co-Chief Executive Officers reflects the value of a company vehicle which Mr. Wolf is entitled to use, as discussed under "*Benefits and Perquisites*".

Annual Variable Incentive Bonuses:

Annual variable incentive bonuses are calculated on the basis of specified percentages of our Pre-Tax Profits Before Profit Sharing (as defined in our Corporate Constitution). The Corporate Constitution limits aggregate profit participation paid and payable to "Corporate Management" (as defined in the Corporate Constitution) in respect of any fiscal year to a maximum of 6% of Pre-Tax Profits Before Profit Sharing (as defined in the Corporate Constitution) for such year.

For purposes of the Corporate Constitution, "Corporate Management" means:

- our chief executive officer(s);
- chief operating officer;
- chief marketing officer;
- chief administrative officer; and
- any other individual designated by Corporate Management to be a member of Corporate Management.

Although annual fees paid to associates of our Chairman are not technically part of the incentive compensation available to Corporate Management under the Corporate Constitution, such fees have not exceeded (and, since 2005, have been limited to) 3% of our Pre-Tax Profits Before Profit Sharing (as defined in the Corporate Constitution) and, when combined with the incentive compensation paid to Corporate Management, have not exceeded (and, since 2005, have been limited to) 6% of our Pre-Tax Profits Before Profit Sharing (as defined in the Corporate Constitution). Refer to "Determination of Amounts of Compensation — Determination of Compensation of Our Founder" for additional information.

"Pre-Tax Profits Before Profit Sharing" is calculated by taking our Net Income or Net Loss as set forth in our audited consolidated statement of income/loss and adjusting it to:

- deduct extraordinary gains or gains arising from the disposal of existing businesses or fixed assets; and
- add back the provisions for income taxes and minority interests or to deduct the recoveries for income taxes and minority interests;

in each case, as set forth in our audited income statement, and further adjusting to:

- add back amounts deducted in calculating the amounts allocated, distributed or deducted in respect of:
    - our Employee Equity Participation and Profit Sharing Plan for participating/non-participating employees in accordance with their respective entitlements under such plan; and
    - our obligations under our Employee Pension Plan.

The definition of "Pre-Tax Profits Before Profit Sharing" in the Corporate Constitution results in asset impairments and restructuring charges reducing the compensation paid to Executive Management. Consistent with our pay for performance philosophy, this linkage is generally viewed by the CGCC as desirable.

In 2008, profit participation allocations for our Named Executive Officers were as follows:

Name	Profit Participation
Frank Stronach	3.00%(1)
Donald J. Walker	0.75%
Siegfried Wolf	0.75%
Belinda Stronach	0.50%
Vincent J. Galifi	0.30%
Tom Skudutis	0.11%(2)
Total	5.41%

Notes:

(1) This represents the percentage of our Pre-Tax Profits Before Profit-Sharing paid in the form of fees to Mr. Stronach, SCo and SCC, as discussed under "Determination of Amounts of Compensation — Determination of Compensation of Our Founder", "Summary Compensation Table" and "Management Contracts".

(2) Mr. Skudutis also receives a profit participation allocation in respect of the profits of Magna's Global Exteriors and Interiors operating group for which he is responsible.

The annual variable incentive bonus is generally paid to Executive Management as follows:

- ⅔ of the entitlement is paid in cash in, or in respect of, the year earned; and
- ⅓ of the entitlement is deferred compensation which is paid in the form of RSUs ("Incentive RSUs").

Incentive RSUs are fully vested when credited to an executive's RSU account. Incentive RSUs are automatically redeemed as of December 15 of the second year following the year in which the Incentive RSUs were credited (e.g. Incentive RSUs credited in 2007 will be redeemed as of December 15, 2009). To the extent that our share price has increased or decreased between the date of credit and the redemption date, the holder will realize either an increase or decrease (respectively) in the value of Incentive RSUs. The deferral of payment of Incentive RSUs serves to align management and shareholder interests over the medium term by linking executive compensation and shareholder returns.

Dividend equivalents on Incentive RSUs, if any, are paid quarterly in cash.

In the event a restatement of our financial statements occurs (other than by reason of a change of accounting policies), the applicable portion of the annual variable bonus must be refunded by the Named Executive Officers based on a recalculation of Pre-Tax Profits Before Profit Sharing (as defined in the Corporate Constitution).

As discussed under "2008/2009 Changes to Executive Compensation Program", in recognition of extraordinary and uncontrollable industry, economic and market conditions in 2008, Executive Management was paid in cash the portion of the annual incentive bonus which would ordinarily have been paid in Incentive RSUs.

As a result, the annual variable incentive bonus paid to each Named Executive Officer in 2008 was as follows:

Name	Incentive Bonus ($)
Frank Stronach	8,152,000[(1)]
Donald J. Walker	2,613,000
Siegfried Wolf	2,613,000
Belinda Stronach	1,742,000
Vincent J. Galifi	1,045,210
Tom Skudutis	383,240

Notes:

(1) This amount represents fees paid to Mr. Stronach, SCo and SCC, as discussed further under "Determination of Amounts of Compensation — Determination of Compensation of Our Founder" and "Management Contracts".

Outstanding Incentive RSUs credited to Executive Management in prior years were as follows as of December 31, 2008:

Name	Incentive RSUs (#)
Donald J. Walker	32,635
Siegfried Wolf	32,635
Belinda Stronach	16,181
Vincent J. Galifi	13,507

Long-Term Incentives: We maintain long-term retention (restricted share) arrangements with most members of our Executive Management, under which restricted shares have been sold or awarded to the applicable executives. The goals of the restricted share arrangements are to:

- provide a tool for long-term retention for Magna;
- provide retirement equity for Executive Management;
- facilitate significant share ownership and equity exposure; and
- enhance Executive Management's incentive to create long-term shareholder value.

The restricted share arrangements involve a purchase by us of our Class A Subordinate Voting Shares on the open market. In most cases, these shares are then awarded to an executive at no purchase cost to the executive, but subject to various restrictions applicable during qualifying and release periods. In some cases, restricted share arrangements have involved the payment of a bonus to the executive, which was used to purchase the restricted shares from us at the discounted value. In either case, the restricted shares vest immediately on award.

The value of the restricted shares to the executive is based on a discounted value which reflects the nature of the restrictions and the lengths of the qualifying and release periods. The applicable discount is based on a valuation performed by an independent, arm's length valuator. PricewaterhouseCoopers LLP has performed the valuations in respect of each award or sale of restricted shares to date. The discounted value of the restricted shares is included in the applicable executive's income for income tax purposes. We do not provide an income tax gross-up in respect of the restricted shares.

Our restricted share arrangements generally involve a three to five year qualifying period, followed by a ten year release period during which the restricted shares are released in approximately equal numbers. Qualification and release of the restricted shares is subject to satisfaction of specified terms and conditions, which typically include:

- continued employment with Magna through the qualifying period;
- at any time while employed by Magna, capital expenditures of Magna not exceeding a specified amount without prior Board approval;
- non-competition and compliance with confidentiality restrictions; and
- devotion of full time and attention to Magna's business.

No restricted shares were awarded or sold to any Named Executive Officer in 2008, except as follows:

Name	Number	Value
Tom Skudutis	30,188	$1,096,040(1)

Notes:

(1) Refer to Note 17 to "Summary Compensation Table" for detail as to the method by which this value was determined.

Aggregate unreleased restricted shares awarded to, or purchased by, members of Executive Management were as follows as of December 31, 2008:

Name	Restricted Shares (#)
Donald J. Walker	146,037
Siegfried Wolf	302,904
Vincent J. Galifi	61,704
Tom Skudutis	57,133(1)

Notes:

(1) Includes the 30,188 restricted shares awarded to Mr. Skudutis in 2008.

We also maintain an incentive stock option program, pursuant to which stock options are granted from time to time, typically with an option term of seven to ten years and a vesting period of three to seven years. Our stock options serve as a retention tool over the vesting period, as well as a method of further aligning management interests with those of shareholders.

Stock options are granted solely on the recommendation of the CGCC to the Board and on approval by the Board. In order to align the interests of Executive Management with the interests of shareholders, a specified portion of the net after-tax gain derived from any option exercise by a member of Executive Management must be taken into account as part of his or her share maintenance requirement.

Our stock option program is governed by the terms of our Amended and Restated Incentive Stock Option Plan, which is discussed in further detail under "Incentive Plan Awards — Stock Option Plan".

Benefits and Perquisites:

We maintain a standard benefit program, the terms of which vary by jurisdiction. Benefits payable to members of Executive Management are generally the same as those applicable to other employees in the same jurisdiction.

Aside from our standard benefits, we either reimburse or directly pay the life insurance premiums on insurance policies for three of our Named Executive Officers. Each of our Co-Chief Executive Officers and our Chief Financial Officer maintains a life insurance policy which entitles us to be paid the accumulated cash value and the applicable Named Executive Officer's specified beneficiaries to be paid the death benefit. In the case of Messrs. Walker and Galifi, the policies are maintained by them and we reimburse the premiums. In the case of Mr. Wolf, the policy was maintained by us at the time the premium was paid in 2008; we subsequently transferred the policy to him and will reimburse him for the applicable premium beginning in 2009. The amounts reimbursed or paid by us in respect of 2008 include an income tax gross-up and were as follows:

Name	Amount[(1)] ($)
Donald J. Walker	252,510
Siegfried Wolf	158,310
Vincent J. Galifi	91,210

Notes:

(1) Converted from Canadian dollars to U.S. dollars based on the Bank of Canada's noon spot rate on December 31, 2008 of C$1.00 = US$0.8166.

A company vehicle is made available for the use of Mr. Wolf. The value of this perquisite is reflected in the lower base salary paid to Mr. Wolf as compared to Mr. Walker.

Members of Executive Management are also allowed limited personal use of corporate assets, including aircraft and facilities, pursuant to the terms and conditions of policies established by the CGCC.

Share Maintenance Requirements:

Each member of Executive Management is subject to a share maintenance requirement calculated as follows:

$$\frac{\textbf{⅓ of cash compensation in excess of US\$110,500 for each of last 3 fiscal years}}{\textbf{Average of daily closing price on NYSE of Magna shares over last 3 fiscal years}}$$

Our Executive compensation program does not include any of the following elements:

Pension Plan:

While we maintain pension plans in certain jurisdictions for some of our employees, members of Executive Management are not entitled to participate in any such pension plan. Similarly, members of Executive Management are not entitled to participate in the Employee Equity Participation and Profit Sharing Plans which we maintain for some of our employees and which are funded through the allocation of 10% of qualifying Pre-Tax Profits Before Profit Sharing (as defined in the Corporate Constitution).

SERP:

We do not maintain any supplemental executive retirement plans.

Change of Control Protection:

We do not maintain change of control protection for our Executive Management.

Severance Program: Employment contracts with our executives allow us to terminate their employment by providing 12 months prior written notice or paying a retiring allowance equal to the average of their annual base salary and variable incentive bonus and total compensation adjustment, if any, for the three full fiscal years ending immediately prior to the date of termination. We do not maintain an executive severance program which allows for severance above and beyond that contained in our executive employment contracts. Refer to "Termination and Change of Control Benefits" for additional information.

2008/2009 Changes to Executive Compensation Program

While the automotive industry (particularly in North America) appeared headed towards a normal cyclical downturn in 2008 due to the impact of high oil prices and other factors, the rapid and unforeseen deterioration of the global economy triggered by the global banking and credit crisis in the second half of 2008 went significantly beyond normal industry cyclicality. A number of factors caused a precipitous drop in global automotive production and sales, leaving several major North American automobile manufacturers on the brink of bankruptcy and materially impacting even the most successful global automobile manufacturers. These factors included:

- the seizure of global credit markets since September 2008, including the reduction in access to credit, particularly for vehicle financing; and
- the deterioration of global housing and equity markets, resulting erosion of personal net worth and collapse of consumer confidence.

Committee Process

In this economic context, the CGCC met six times between November 2008 and late February 2009 to consider the impact of the global downturn on our executive compensation program and its underlying objectives. At the outset of its review, the CGCC engaged in dialogue with our Co-Chief Executive Officers, who advised the CGCC that they were making compensation adjustments to the compensation of profit participators at other levels of the company, in order to ensure retention and motivation of critical managers. In the course of its review, the CGCC also:

- engaged in discussions with other independent directors of the company, both during group discussions during the *in camera* sessions of Board meetings, as well as through one-on-one discussions;
- considered the views of the Chairman of the Board, particularly with respect to the performance of Executive Management; and
- retained and engaged in extensive discussions with its independent advisors — Towers Perrin, the CGCC's compensation consultants, and Fasken Martineau Dumoulin LLP, the CGCC's legal advisors.

During its review, the CGCC reviewed and considered reports from Towers Perrin which provided detailed information concerning, among other things, compensation trends in light of current economic conditions and both historical and estimated compensation arrangements with respect to senior executives of various comparator group companies determined to be appropriate by the CGCC. The CGCC also sought the advice of its legal advisors as to various elements of some of the compensation proposals and alternatives considered, as well as the duties of the CGCC members in evaluating these proposals and alternatives. Finally, the CGCC reviewed an extensive range of publications from other compensation consultants, law firms, corporate governance advisors and others relating to executive compensation trends, the impact of current economic conditions on executive compensation, various compensation plan structuring considerations and related matters.

In conducting its review, the CGCC considered a broad range of alternatives, ranging from making no adjustments to making "one-time" adjustments in recognition of the impact of current economic circumstances, to fundamentally altering our compensation system going forward. After lengthy deliberations, the CGCC determined that our compensation philosophy is fundamentally sound, has been a significant contributor to our historical success and is expected to contribute to our growth once economic conditions improve. Accordingly, the CGCC made the threshold decision that any adjustments to executive compensation should be made on a "one-time" basis for 2008 and 2009, rather than as a result of any fundamental change to our compensation structure. In arriving at this decision, the CGCC recognized that the severe economic downturn that had started in the late summer of 2008 was not a mere cyclical downturn. The CGCC was also guided by the approach employed by Executive Management in respect of profit participators at other levels in the company.

Committee Recommendations

On February 23, 2009, following its extensive review and deliberations, the CGCC unanimously recommended to the Board, and the Independent Directors subsequently unanimously approved:

- an adjustment to total compensation for 2008 (the "2008 Total Compensation Adjustment") and an adjustment to total compensation for 2009 (the "2009 Total Compensation Adjustment"), in each case for members of Executive Management. The 2008 Total Compensation Adjustment was paid in addition to base salaries and profit participation allocations. The 2009 Total Compensation Adjustment will be paid in addition to the base salaries; members of Executive Management will not receive any variable incentive bonus in 2009. The 2008 Total Compensation Adjustment and 2009 Total Compensation Adjustment for each member of Executive Management are as follows[(1)]:

Name	2008 Total Compensation Adjustment ($)	2009 Total Compensation Adjustment[(2)] ($)
Donald J. Walker	2,800,000	4,200,000
Siegfried Wolf	2,800,000	4,200,000
Belinda Stronach	1,850,000	2,550,000[(3)]
Vincent J. Galifi	1,350,000	1,750,000
Tom Skudutis	1,400,000	1,350,000

Notes:

(1) No adjustment was made to the fees payable to Mr. Stronach, SCo or SCC pursuant to the consulting and business development agreements described under "Determination of Amounts of Compensation — Determination of Compensation of Our Founder" and "Management Contracts".

(2) In light of the determination to pay the 2009 Total Compensation Adjustment to each of the Named Executive Officers other than Mr. Stronach, none of these Named Executive Officers will be entitled to participate in our 2009 Pre-Tax Profits Before Profit Sharing (as defined in the Corporate Constitution). Refer to "Determination of Amounts of Compensation — Determination of Compensation of Our Founder".

(3) Effective January 1, 2009, Ms. Stronach provides business services to us pursuant to the business services agreement described under "Management Contracts". The amount shown, together with a fixed fee of $110,500, represents the fees payable thereunder.

- a grant of options in 2009 to the Named Executive Officers as follows:

Name	No. of Options
Frank Stronach	275,000
Donald J. Walker	150,000
Siegfried Wolf	150,000
Belinda Stronach	100,000
Vincent J. Galifi	100,000
Tom Skudutis	50,000
Total	825,000

The foregoing stock options were granted on February 23, 2009, based on the closing price of our Class A Subordinate Voting Shares on the TSX on February 26, 2009 (C$33.09), being the first full trading day following the expiry of our regular year-end trading blackout. One-third of the options granted to each of the Named Executive Officers vests on the first anniversary of the grant date, with a further one-third on each of the second and third anniversaries of the grant date. On exercise of the options and sale of the underlying shares, the net after-tax gain arising from such sale of underlying shares will be taken into account in the Named Executive Officer's share maintenance requirement. In the event the Named Executive Officer ceases to be employed by Magna or any of its affiliates, he or she will be required to maintain Magna Class A Subordinate Voting Shares, restricted shares or Incentive RSUs equal to the net after-tax gain arising from such sale of underlying shares for one year following exercise.

The CGCC had also previously determined to pay the entire amount of the 2008 profit-sharing bonus in cash, provided that each member of Executive Management meets his or her share maintenance requirement. Accordingly, the RSU account of each member of Executive Management was amended to cancel all 2008 Incentive RSUs and reverse all dividend equivalents thereon in respect of the 2008 fiscal year.

Factors Considered by the CGCC in Making its Recommendation

In the course of its review and deliberations, the CGCC considered a number of factors. As global economic conditions continued to worsen during the period of the CGCC's review, no clear consensus emerged as to an appropriate approach to compensation in the current unprecedented economic circumstances. The CGCC arrived at its decision and recommendation based on what it believed to be in the best long-term interests of Magna. The CGCC considered a number of factors and information, including:

- our compensation principles and the objective of ensuring the continued competitiveness of total compensation for senior Management;
- our Corporate Constitution and historical compensation practices;
- the precipitous and unprecedented decline in external economic conditions and in the automotive industry and its significant adverse effect on our profitability in the second half of 2008;
- management's current financial projections for 2009, which would result in Executive Management receiving substantially less than members of executive management in similar positions at companies of comparable size and scope, even when current economic conditions are considered;
- our strong management team and the desire to ensure that the team is focused on taking proper steps to position us for growth when current economic conditions improve;
- the historical success of our compensation philosophies and the desire to make only a one-time adjustment in the face of an unprecedented economic crisis rather than alter what the CGCC believes to be a fundamental component of our success over the years;
- the historic compensation of our senior executives as compared to appropriate comparator groups;
- our strong performance, compared to our automotive peers, based on a variety of metrics (including operating results, balance sheet and cash flow) over the years 2008, 2007 and 2006 and for the nine month periods ended September 30, 2008, 2007 and 2006;
- our liquidity and the fact that we are substantially debt-free, compared to some of our peers which are reported to be in breach of their debt covenants or at imminent risk of bankruptcy;
- the relative positioning of the 2009 Total Compensation Adjustment, which has been targeted at approximately the 75th percentile of estimated compensation for 2009 for executive management of appropriate comparator groups;
- the 2009 Total Compensation Adjustment will eliminate any profit sharing for Executive Management for 2009;

- the 2008 Total Compensation Adjustment and the 2009 Total Compensation Adjustment represent, in the CGCC's view, fair compensation for Executive Management considering their respective positions and responsibilities within Magna, their historic contributions to our success and their anticipated contributions to our future success;
- the Chairman would not receive any adjustment to compensation for 2008 or 2009, although he would receive a grant of 275,000 options for 2009 as part of the 2009 option grants;
- with the exception of the 2009 option grants, the consistency between the total compensation adjustments and the measures taken at levels below the Executive Management team to adjust the compensation to account for the economic downturn;
- the accounting treatment of the 2009 option grants in our financial statements;
- our historical practice of adjusting compensation in other circumstances where profitability is not a fair measure of the contributions of a manager, such as where a manager is properly executing a plan to turn around an underperforming business unit;
- the manner in which compensation is paid to Executive Management throughout the calendar year and the resulting impact on cash flow in the event of significant fluctuations in profitability during the course of that same calendar year;
- materials prepared by Towers Perrin concerning, among other things, compensation trends in light of current economic conditions and both historical and estimated compensation arrangements with respect to senior executives of various comparator group companies determined to be appropriate by the CGCC;
- the advice of the CGCC's legal advisors as to the duties of the CGCC members in evaluating the proposed changes to compensation for 2008 and 2009;
- the experience of the CGCC members both in the automotive industry and with other companies facing similar circumstances;
- materials published by various public commentators concerning executive compensation practices in the current economic environment; and
- general information concerning the automotive industry, market data, general economic data and trends.

In determining to recommend the 2008 Total Compensation Adjustment, 2009 Total Compensation Adjustment and 2009 option grants to the Board, the CGCC also considered the significant continuing volatility in global equity markets, significant existing equity exposure of the Named Executive Officers and the substantial deterioration in such Magna equity values, as well as the following year-over-year percentage declines in base salaries, variable incentive bonuses and total compensation adjustments for members of Executive Management:

Name	% Decline 2008 vs. 2007	% Decline 2009 vs. 2008
Donald J. Walker	39%	22%
Siegfried Wolf	39%	22%
Belinda Stronach	13%(1)	28%
Vincent J. Galifi	35%	26%
Tom Skudutis	50%(2)	23%(2)

Notes:

(1) Ms. Stronach resumed employment with Magna effective May 1, 2007 and, accordingly, her 2007 compensation did not reflect compensation for the complete year.

(2) Excludes the long-term retention awards made to Mr. Skudutis in 2007 and 2008.

In light of all these factors, the CGCC concluded that the executive compensation program goals of retention, motivation and total compensation competitiveness necessitated that the total compensation adjustments be paid in the form of cash compensation. In determining to recommend the 2009 option grants to the Named Executive Officers, the CGCC concluded that these option grants would assist in further aligning the long-term interests of the Named Executive Officers with those of shareholders.

Based on the CGCC's extensive review of executive compensation for Executive Management for 2008/2009 and its unanimous recommendation to the Board, the Independent Directors considered and unanimously approved the proposed total compensation adjustments and option grants as being fair and in the best long-term interests of Magna.

Share Performance Graph

The following graph compares the yearly total cumulative shareholder return (assuming reinvestment of dividends) for C$100 invested in Magna Class A Subordinate Voting Shares on December 31, 2003, with the cumulative return of the S&P/TSX Total Return Composite Index during the five years ended December 31, 2008.



200
180
160
140
120
100
80
60
40
20
0
2003
2004
2005
2006
2007
2008
Magna Class A Subordinate Voting Shares
S&P/TSX Composite (TR)

Fiscal Years	December 31, 2004 (C$)	December 31, 2005 (C$)	December 31, 2006 (C$)	December 31, 2007 (C$)	December 31, 2008 (C$)
Magna Class A	96.56	84.11	95.91	83.05	38.92
S&P/TSX Total Return	114.48	142.10	166.63	183.01	122.61

The total cumulative shareholders' return for C$100 invested in Magna's Class A Subordinate Voting Shares was C$38.92, compared to C$122.61 for the S&P/TSX Total Return Composite Index.

In general terms, the executive compensation we have paid to our Chairman and to the next five most highly compensated executive officers in aggregate has declined over the five years ended December 31, 2008, with the exception of an increase in 2007. Given the direct link between executive compensation and corporate profitability, the decreases in 2004, 2005, 2006 and 2008 were due to decreased profitability, while the increase in 2007 was due to increased profitability and higher profit participation allocations for certain of the Named Executive Officers in that year.

SUMMARY COMPENSATION TABLE

The following table sets forth a summary of all compensation earned in respect of 2008 and 2007 by the individuals who were our Named Executive Officers as at December 31, 2008.

Name and Principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($) Annual incentive plans	Long-term incentive plans	Pension value ($)	All other Compensation ($)	Total Compensation ($)
Frank Stronach Chairman	2008 2007	200,000[1] 200,000[1]	NIL NIL	NIL NIL	8,152,000[2] 37,783,000[2]	NIL NIL	NIL NIL	2,427,630[3] 2,489,620[3]	10,779,630 40,472,620
Donald J. Walker Co-Chief Executive Officer	2008 2007	110,500 110,500	NIL[4] 2,813,200[4]	NIL NIL	2,613,000[5] 6,153,500[5]	NIL NIL	NIL NIL	3,135,320[6] 403,880[6]	5,858,820 9,481,080
Siegfried Wolf Co-Chief Executive Officer	2008 2007	100,000 100,000	NIL[7] 2,813,200[7]	NIL NIL	2,613,000[8] 6,653,800[8]	NIL NIL	NIL NIL	3,032,720[9] 248,070[9]	5,745,720 9,815,070
Belinda Stronach[10] Executive Vice-Chairman	2008 2007	110,500 73,000	NIL[11] 1,408,100[11]	NIL NIL	1,742,000[12] 2,807,800[12]	NIL NIL	NIL NIL	1,975,300[13] 23,760[13]	3,827,800 4,312,660
Vincent J. Galifi Executive Vice-President and Chief Financial Officer	2008 2007	110,500 110,500	NIL[14] 1,160,400[14]	NIL NIL	1,045,210[15] 2,584,400[15]	NIL NIL	NIL NIL	1,466,070[16] 132,740[16]	2,621,780 3,988,040
Tom Skudutis Chief Operating Officer, Exteriors and Interiors	2008 2007	110,500 110,500	1,096,040[17] 1,267,680[17]	NIL NIL	383,240[18] 2,200,000[18]	NIL NIL	NIL NIL	1,400,000[19] 1,500,000[19]	2,989,780 5,078,180

Notes:

(1) Mr. Stronach is not employed by us. The amounts shown represent compensation for service as Chairman of the Board.

(2) These amounts represent fees paid to: (a) SCo, an associate of Mr. Stronach, by European subsidiaries of Magna for business development, consulting and other services provided by SCo to certain non-Austrian European subsidiaries of Magna; and (b) SCC, an associate of Mr. Stronach, by Magna for business development and other services provided by SCC to Magna and certain non-European subsidiaries of Magna. The aggregate of such fees and the fee referred to in Note 3 below, in each of 2007 and 2008 was determined on the basis of 3% of our Pre-Tax Profits Before Profit Sharing (as defined in the Corporate Constitution) for each such year. Refer to "Compensation Discussion and Analysis — Determination of Amounts of Compensation — Determination of Compensation of our Founder" and "Management Contracts".

(3) These amounts are comprised of:

Description	2007 ($)	2008 ($)
Consulting Fee	2,300,000[a]	2,300,000[a]
Personal use of corporate aircraft	189,620[b]	127,630[b]
Total	2,489,620	2,427,630

Notes:

(a) Refer to "Compensation Discussion and Analysis — Determination of Amounts of Compensation — Determination of Compensation of our Founder" and "Management Contracts".

(b) Represents the difference between the aggregate variable operating cost of corporate aircraft for personal use flights and the amount reimbursed by Mr. Stronach in accordance with policies established by the CGCC. Converted from C$187,370 and C$156,290 to U.S. dollars based on the Bank of Canada's noon spot rate on December 31, 2007 of C$1.00 = US$1.0120 and December 31, 2008 of C$1.00 = US$0.8166, respectively.

(4) As discussed under "Compensation Discussion and Analysis — 2008/2009 Changes to Executive Compensation Program", for 2008, Mr. Walker's 2008 Incentive RSUs were cancelled and the portion of his variable incentive bonus which would ordinarily have been paid in the form of Incentive RSUs was paid in cash and is included in the amounts discussed in Note 5 below. For 2007, this amount represents ⅓ of the variable incentive bonus paid to Mr. Walker in the form of Incentive RSUs. A total of 32,635 Incentive RSUs were granted to Mr. Walker based on the weighted average closing prices on the NYSE of Magna Class A Subordinate Voting Shares over the 20 trading days ending on March 31, 2007, June 29, 2007, September 28, 2007 and December 31, 2007.

(5) As discussed under "Compensation Discussion and Analysis — 2008/2009 Changes to Executive Compensation Program", for 2008, this amount represents Mr. Walker's entire variable incentive bonus of $2,613,000. For 2007, this amount represents ⅔ of Mr. Walker's variable incentive bonus.

(6) These amounts are comprised of:

Description	2007 ($)	2008 ($)
2008 Total Compensation Adjustment	NIL	2,800,000
Dividend equivalents paid on 2006 & 2007 Incentive RSUs	41,360	56,810
Amounts reimbursed by Magna in respect of premiums paid by Mr. Walker on a life insurance policy, grossed-up for income tax	312,940[(a)]	252,510[(b)]
Personal use of corporate aircraft	49,580[(c)]	26,000[(c)]
Total	403,880	3,135,320

Notes:

(a) Converted from C$309,220 to U.S. dollars based on the Bank of Canada's noon spot rate on December 31, 2007 of C$1.00 = US$1.0120.

(b) Converted from C$309,220 to U.S. dollars based on the Bank of Canada's noon spot rate on December 31, 2008 of C$1.00 = US$0.8166.

(c) Represents the difference between the aggregate variable operating cost of corporate aircraft for personal use flights and the amount reimbursed by Mr. Walker in accordance with policies established by the CGCC. Converted from C$48,995 and C$31,840 to U.S. dollars based on the foregoing exchange rates.

(7) As discussed under "Compensation Discussion and Analysis — 2008/2009 Changes to Executive Compensation Program", for 2008, Mr. Wolf's 2008 Incentive RSUs were cancelled and the portion of his variable incentive bonus which would ordinarily have been paid in the form of Incentive RSUs was paid in cash and is included in the amounts discussed in Note 8 below. For 2007, this amount represents ⅓ of the variable incentive bonus paid to Mr. Wolf in the form of Incentive RSUs. A total of 32,635 Incentive RSUs were granted to Mr. Wolf based on the weighted average closing prices on the NYSE of Magna Class A Subordinate Voting Shares over the 20 trading days ending on March 31, 2007, June 29, 2007, September 28, 2007 and December 31, 2007.

(8) As discussed under "Compensation Discussion and Analysis — 2008/2009 Changes to Executive Compensation Program", for 2008, this amount represents Mr. Wolf's entire variable incentive bonus of $2,613,000. For 2007, this amount represents ⅔ of Mr. Wolf's variable incentive bonus, plus a $500,000 special bonus paid to Mr. Wolf in recognition of his extensive efforts in 2007 in developing Magna's Russian business and addressing the future of the Magna Steyr operating group.

(9) These amounts are comprised of:

Description	2007 ($)	2008 ($)
2008 Total Compensation Adjustment	NIL	2,800,000
Dividend equivalents paid on 2006 & 2007 Incentive RSUs	41,360	56,810
Annual premium paid by Magna or its subsidiaries on a life insurance policy for Mr. Wolf	196,210[(a)]	158,310[(b)]
Company vehicle	10,500	10,500
Personal use of corporate aircraft	NIL	7,100[(c)]
Total	248,070	3,032,720

Notes:

(a) Converted from C$193,870 to U.S. dollars based on the Bank of Canada's noon spot rate on December 31, 2007 of C$1.00 = US$1.0120.

(b) Converted from C$193,870 to U.S. dollars based on the Bank of Canada's noon spot rate on December 31, 2008 of C$1.00 = US$0.8166.

(c) Represents the difference between aggregate variable operating cost of corporate aircraft for personal use flights and the amount reimbursed by Mr. Wolf in accordance with policies established by the CGCC. Converted from C$8,695 to U.S. dollars based on the Bank of Canada noon spot rate on December 31, 2008.

(10) Ms. Stronach resumed employment with Magna effective May 1, 2007 and was appointed as Executive Vice-Chairman on May 4, 2007.

(11) As discussed under "Compensation Discussion and Analysis — 2008/2009 Changes to Executive Compensation Program", for 2008, Ms. Stronach's 2008 Incentive RSUs were cancelled and the portion of her variable incentive bonus which would ordinarily have been paid in the form of Incentive RSUs was paid in cash and is included in the amounts discussed in Note 12 below. For 2007, this amount represents ⅓ of the variable incentive bonus paid to Ms. Stronach in the form of Incentive RSUs. A total of 16,181 Incentive RSUs were granted to Ms. Stronach based on the weighted average closing prices on the NYSE of Magna Class A Subordinate Voting Shares over the 20 trading days ending on June 29, 2007, September 28, 2007 and December 31, 2007.

(12) As discussed under "Compensation Discussion and Analysis — 2008/2009 Changes to Executive Compensation Program", for 2008, this amount represents Ms. Stronach's entire variable incentive bonus of $1,742,000. For 2007, this amount represents ⅔ of Ms. Stronach's variable incentive bonus.

(13) These amounts are comprised of:

Description	2007 ($)	2008 ($)
2008 Total Compensation Adjustment	NIL	1,850,000
Dividend equivalents paid on 2007 Incentive RSUs	4,930	20,390
Personal use of corporate aircraft	18,830[a]	104,910[a]
Total	23,760	1,975,300

Notes:

(a) Represents the difference between the aggregate variable operating cost of corporate aircraft for personal use flights and the amount reimbursed by Ms. Stronach in accordance with policies established by the CGCC. Converted from C$18,605 and C$128,470 to U.S. dollars based on the Bank of Canada's noon spot rate on December 31, 2007 of C$1.00 = US$1.0120 and December 31, 2008 of C$1.00 = US$0.8166, respectively.

(14) As discussed under "Compensation Discussion and Analysis — 2008/2009 Changes to Executive Compensation Program", for 2008, Mr. Galifi's 2008 Incentive RSUs were cancelled and the portion of his variable incentive bonus which would ordinarily have been paid in the form of Incentive RSUs was paid in cash and is included in the amounts discussed in Note 15 below. For 2007, this amount represents ⅓ of the variable incentive bonus paid to Mr. Galifi in the form of Incentive RSUs. A total of 13,507 Incentive RSUs were granted to Mr. Galifi based on the weighted average closing prices on the NYSE of Magna Class A Subordinate Voting Shares over the 20 trading days ending on March 31, 2007, June 29, 2007, September 28, 2007 and December 31, 2007.

(15) As discussed under "Compensation Discussion and Analysis — 2008/2009 Changes to Executive Compensation Program", for 2008, this amount represents Mr. Galifi's entire variable incentive bonus of $1,045,210. For 2007, this amount represents ⅔ of Mr. Galifi's variable incentive bonus.

(16) These amounts are comprised of:

Description	2007 ($)	2008 ($)
2008 Total Compensation Adjustment	NIL	1,350,000
Dividend equivalents paid on 2006 & 2007 Incentive RSUs	19,700	24,860
Amounts reimbursed by Magna in respect of premiums paid by Mr. Galifi on a life insurance policy, grossed-up for income tax	113,040[a]	91,210[b]
Total	132,740	1,466,070

Notes:

(a) Converted from C$111,690 to U.S. dollars based on the Bank of Canada's noon spot rate on December 31, 2007 of C$1.00 = US$1.0120.

(b) Converted from C$111,690 to U.S. dollars based on the Bank of Canada's noon spot rate on December 31, 2008 of C$1.00 = US$0.8166.

Perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of total salary.

(17) In each of 2007 and 2008, Mr. Skudutis was awarded the following Magna Class A Subordinate Voting Shares as restricted shares:

Description	2007 ($)	2008 ($)
Number of restricted shares awarded	26,945	30,188
Grant date total market value	2,391,840[a]	2,192,070[b]
Grant date total discounted value	1,267,680[c]	1,096,040[d]

Notes:

(a) Based on a grant date of May 30, 2007 and the closing price of Magna Class A Subordinate Voting Shares on the NYSE on May 29, 2007.

(b) Based on a grant date of March 31, 2008 and the closing price of Magna Class A Subordinate Voting Shares on the NYSE on March 31, 2008.

(c) Based on a discount of 47% to the grant date market value to reflect the restrictions on the restricted shares, including the applicable qualifying and release periods.

(d) Based on a discount of 50% to the grant date market value to reflect the restrictions on the restricted shares, including the applicable qualifying and release periods.

(18) For each of 2008 and 2007, these amounts represents Mr. Skudutis' entire variable incentive bonus of $383,240 and $2,200,000, respectively.

(19) For 2008, this amount represents Mr. Skudutis' 2008 Total Compensation Adjustment of $1,400,000. For 2007, this amount represents a compensation adjustment of $1,500,000.

Perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of total salary.

Employment Contracts

Mr. Stronach is not employed by us, but provides services to us and our subsidiaries, personally and through SCo and SCC, pursuant to certain consulting, business development and business services agreements. Refer to "Compensation Discussion and Analysis — Determination of Amounts of Compensation — Determination of Compensation of Our Founder" and "Management Contracts" for a description of these agreements. Mr. Stronach is also paid $200,000 per year for his role as Chairman of the Board.

We employ each member of Executive Management pursuant to a form of agreement approved by the CGCC effective as of January 1, 2008. Each such agreement specifies the applicable base salary and profit participation allocation, as well as the portion of the profit participation allocation which will be paid in Incentive RSUs and also contains standard terms:

- requiring the Named Executive Officer to refund the applicable portion of the annual variable incentive bonus in the event our financial statements are restated (other than by reason of a change in accounting policies);
- obligating the Named Executive Officer to maintain the number of shares required by the share maintenance formula discussed under "Compensation Discussion and Analysis — Elements of Compensation — *Share Maintenance Requirements*";
- providing for standard benefits discussed under "Compensation Discussion and Analysis — Elements of Compensation — *Benefits and Perquisites*";
- specifying the basis on which we can terminate the Named Executive Officer's employment contract, as discussed under "Compensation Discussion and Analysis — Elements of Compensation — *Severance Program*"; and
- committing the Named Executive Officer to a 12-month non-solicitation and non-competition period following termination of employment.

In 2008, the agreement of each member of Executive Management was amended to reflect the cancellation of 2008 Incentive RSUs, the reversal of dividends which had been paid thereon and the payment in cash of the portion of the variable incentive bonus which would ordinarily have been paid in the form of Incentive RSUs. Following Board approval, each of these agreements has also been amended to reflect the other compensation changes discussed under "Compensation Discussion and Analysis — 2008/2009 Changes to Executive Compensation Program".

Effective January 1, 2009, Ms. Stronach commenced providing business services to us and our subsidiaries through Belinda Stronach Inc. ("BSI"), an Ontario corporation controlled by her, pursuant to a business services agreement. As a result, Ms. Stronach's employment terminated effective December 31, 2008, although her previously credited Incentive RSUs and previously granted stock options continue in full force and effect in accordance with their original terms. Refer to "Management Contracts" for a description of this agreement.

INCENTIVE PLAN AWARDS

Stock Option Plan

We maintain an Amended and Restated Incentive Stock Option Plan (the "Plan"), which was originally adopted by our shareholders on December 10, 1987 and subsequently amended on May 18, 2000 and May 10, 2007. The maximum number of Magna Class A Subordinate Voting Shares for which options and SARs may be granted under the Plan is 6,000,000. As of December 31, 2008, a total of 1,084,412 options, or approximately 1% of our issued and outstanding Class A Subordinate Voting Shares as of December 31, 2008, remained available for grant under the Plan, of which 825,000 were granted to Executive Management on February 23, 2009 as discussed under "Compensation Discussion and Analysis — 2008/2009 Changes to Executive Compensation Program".

As a result of the privatization of:

- Tesma International Inc. ("Tesma") effective February 6, 2005, 1,161,450 Tesma options were exchanged for 511,038 Magna replacement options and a further 300,000 Tesma options held by SCo became exercisable for 132,000 Magna Class A Subordinate Voting Shares. A total of 2,300 of these options remained outstanding as of December 31, 2008;
- Decoma International Inc. ("Decoma") effective March 6, 2005, 2,074,000 Decoma options were exchanged for 301,340 Magna replacement options and 750,000 Decoma options held by SCo became exercisable for 108,975 Magna Class A Subordinate Voting Shares. A total of 63,348 of these options remained outstanding as of December 31, 2008; and
- Intier Automotive Inc. ("Intier") effective April 3, 2005, 2,608,700 Intier options were exchanged for 1,377,067 Magna replacement options and 750,000 Intier options held by SCo became exercisable for 307,500 Magna Class A Subordinate Voting Shares. A total of 645,497 of these options remained outstanding as of December 31, 2008.

The shares issuable on exercise of the Magna replacement options arising from the privatizations of Tesma, Decoma and Intier do not count against the 6,000,000 share limit under the Plan; however, key stock option plan metrics were as follows as of December 31, 2008, inclusive of all such Magna replacement options:

Overhang:	Represents the maximum potential dilution to shareholders from both options available for grant and those previously granted, but not yet exercised. The higher the number, the greater the risk to shareholders.	3.4%
Dilution:	Represents the potential dilution to shareholders from stock options previously granted, but not yet exercised. The higher the number, the greater the risk to shareholders.	2.5%
Burn Rate:	Represents the proportion of outstanding shares represented by options granted in a year. The higher the number, the greater the risk to shareholders.	NIL

Under the Plan the maximum number of our Class A Subordinate Voting Shares underlying stock options granted under the plan or any other share-based compensation arrangement to:

- insiders or others at any time, and insiders within a one year period, may not exceed 10% of our issued and outstanding Class A Subordinate Voting Shares; and
- any one insider within a one year period may not exceed 5% of our issued and outstanding Class A Subordinate Voting Shares.

The terms applicable to each option are determined at the time of grant; however, option terms will not exceed ten years. Vesting periods generally range from three to seven years. The exercise price applicable to any option is established at the time of grant, but cannot be less than the closing price of a Magna Class A Subordinate Voting Share on the TSX (for option grantees residing in Canada) or NYSE (for option grantees residing in the U.S. or elsewhere) on the trading day immediately prior to the date of grant. Options cannot be transferred or assigned, except according to the laws of succession. We do not provide any financial assistance to Plan participants in order to facilitate the exercise of options.

Under the terms of the stock option agreements signed by participants under the Plan, in the event of a participant's death or termination of the participant's employment by reason of retirement or disability, vesting of any unvested options is accelerated and the options may be exercised at any time up to and including the earliest of:

- the first anniversary of the participant's death;
- the third anniversary of the date of the participant's retirement or disability; or
- the expiration of the regular option expiry term.

In the event a participant is terminated without reasonable or just cause, the participant may exercise outstanding vested options at any time up to and including the earlier of:

- the date three months following the termination; or
- the expiration of the regular option term.

Unexercised and unvested options are generally forfeited if a participant voluntarily resigns or is terminated for just cause.

Under the Plan, either the Board or CGCC may, without shareholder approval, extend an option expiry date which has been accelerated due to death or termination of employment, to the original expiry date set at the time of the grant.

Subject to regulatory and (if required) shareholder approval, the Board may at any time and for any reason, amend, revise, suspend or discontinue the Plan in whole or in part; however, no amendment, revision, suspension, discontinuance or termination will alter or impair a participant's rights under previously granted and unexercised options.

Outstanding Option-Based Awards

Outstanding option-based awards for each of our Named Executive Officers as of December 31, 2008 were as follows:

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (MM/DD/YY)	Value of unexercised in-the-money options[1] ($)
Frank Stronach	NIL	NIL	NIL	NIL
Donald J. Walker	10,000	C$ 63.02	10/31/2009	NIL
	4,400	C$ 59.10	06/14/2010	NIL
	410,000[2]	C$ 51.22	07/31/2011	NIL
	61,500[2]	C$ 55.00	07/31/2010	NIL
	1,453[2]	C$ 77.43	12/31/2009	NIL
	487,353			
Siegfried Wolf	125,000	C$ 63.02	10/31/2009	NIL
	20,500[3]	$ 33.46	07/31/2011	NIL
	4,100[3]	$ 44.98	12/31/2011	NIL
	1,453[3]	C$115.97	04/01/2012	NIL
	151,053			
Belinda Stronach	6,000	C$ 63.02	10/31/2009	NIL
	175,000	C$ 97.47	12/31/2011	NIL
	60,000	C$ 81.19	12/31/2012	NIL
	241,000			
Vincent J. Galifi	45,000	C$ 63.02	10/31/2009	NIL
	28,900	C$ 54.82	12/31/2010	NIL
	140,000	C$ 97.47	12/31/2011	NIL
	223,900			
Tom Skudutis	125,000	C$ 97.47	12/31/2011	NIL
	25,000	C$105.05	12/31/2010	
	150,000			

Notes:

(1) Determined using the December 31, 2008 closing prices of Magna Class A Subordinate Voting Shares on the TSX (C$36.75) or NYSE ($29.93), as applicable.

(2) These options represent Magna replacement options, of which 471,500 represent Magna replacement options arising on exchange of Intier options and 1,453 represent Magna replacement options arising on exchange of Decoma options.

(3) These options represent Magna replacement options, of which 24,600 represent Magna replacement options arising on exchange of Intier options and 1,453 represent Magna replacement options arising on exchange of Decoma options.

Incentive Plan Awards — Value Vested During the Year

The values of option-based and share-based awards which vested in the year ended December 31, 2008, as well as non-equity incentive plan compensation earned during the year ended December 31, 2008, are set forth below:

Name	Option-based awards — Value vested during the year ($)(1)	Share-based awards — Value vested during the year ($)(2)	Non-equity incentive plan compensation — Value earned during the year ($)
Frank Stronach	NIL	NIL	8,152,000
Donald J. Walker	NIL	NIL	2,613,000
Siegfried Wolf	NIL	NIL	2,613,000
Belinda Stronach	NIL	NIL	1,742,000
Vincent J. Galifi	NIL	NIL	1,045,210
Tom Skudutis	NIL	1,096,040(3)	383,240

Notes:

(1) No options vested in 2008.

(2) As discussed under "Compensation Discussion and Analysis — 2008/2009 Changes to Executive Compensation Program", 2008 Incentive RSUs were cancelled and Executive Management was paid in cash the amount of the 2008 variable incentive bonus which would otherwise have been paid in the form of such Incentive RSUs.

(3) Represents the value of 30,188 restricted shares awarded in 2008, all of which vested on grant. Refer to Note 17 to Summary Compensation Table for additional information relating to the value of these restricted shares.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment contracts with members of Executive Management allow us to terminate their employment by providing 12 months prior written notice or paying a retiring allowance equal to the average of their annual base salary and variable incentive bonus or total compensation adjustment over the three full fiscal years ending immediately prior to the date of termination. We do not maintain an executive severance program which allows for severance above and beyond that contained in our executive employment contracts.

The maximum total amount potentially payable by us pursuant to the employment contracts or arrangements of the Named Executive Officers is approximately $21 million in the aggregate. No notice, retiring allowance or other severance payment is required where we terminate employment of a Named Executive Officer for just cause or on a Named Executive Officer's voluntary resignation.

We do not maintain change of control protection for any members of Executive Management.

MANAGEMENT CONTRACTS

Consulting and Business Development Agreements

New Magna Investments S.A., a Belgian corporation and indirect subsidiary of Magna, and SCo, an associate of Mr. Stronach, are parties to a Consulting Agreement under which consulting services are provided to New Magna Investments S.A. and its subsidiaries and affiliates located in Europe (excluding those in Austria) for an annual fee. The Consulting Agreement was originally implemented in 1994 and has been subject to a number of amendments and assignements since then. The Consulting Agreement has been extended on an annual basis since the expiry of its original term, following review and approval by the CGCC and Board. This Consulting Agreement was most recently extended from January 1, 2009 to December 31, 2009, for an annual fee in an amount equal to one percent (1%) of Magna's Pre-Tax Profits Before Profit Sharing (as defined in the Corporate Constitution) (less $1,150,000) for the contract period, such fee to be payable quarterly in arrears. For 2008 the annual fee was $2,334,000. Refer to "Compensation Discussion and Analysis — Determination of Amounts of Compensation — Determination of Compensation of Our Founder" and "Summary Compensation Table".

Magna International Investments S.A., a Luxemburg corporation and direct subsidiary of Magna, and SCo are parties to a Business Development Agreement under which SCo provides, for an annual fee, certain business development services to Magna International Investments S.A. and, on behalf of Magna International Investments S.A., to certain of its European affiliates (excluding those in Austria) which have contracted with Magna International Investments S.A. to develop business opportunities and provide certain other services on a global basis to achieve the global business development plan of each such Magna European affiliate. The Business Development Agreement was originally implemented in 1997 and has been subject to a number of amendments and assignments since then. The Business Development Agreement has been extended on an annual basis since the expiry of its original term, following review and approval by the CGCC and Board. This Business Development Agreement was most recently extended from January 1, 2009 to December 31, 2009, for an annual fee in an amount equal to one percent (1%) of Magna's Pre-Tax Profits Before Profit Sharing (as defined in the Corporate Constitution) (less $1,150,000) for the contract period, such fee to be payable quarterly in arrears. For 2008 the annual fee was $2,334,000. Refer to "Compensation Discussion and Analysis — Determination of Amounts of Compensation — Determination of Compensation of Our Founder" and "Summary Compensation Table".

Magna International Europe AG, an Austrian corporation and indirect subsidiary of Magna and Mr. Stronach are parties to a Consulting Agreement under which he provides, for an annual fee, certain business development and other services to Magna International Europe AG and, on behalf of Magna International Europe AG, to its subsidiaries and affiliates in Austria. This Consulting Agreement was originally implemented in 1997 and has been subject to a number of amendments and assignments since then. The Consulting Agreement has been extended on an annual basis since the expiry of its original term, following review and approval by the CGCC and Board. This Consulting Agreement was most recently extended from January 1, 2009 to December 31, 2009 for an annual fee of $2,300,000 for the contract period, such fee to be payable quarterly in advance. For 2008 the annual fee was $2,300,000. Refer to "Compensation Discussion and Analysis — Determination of Amounts of Compensation — Determination of Compensation of Our Founder" and "Summary Compensation Table".

Magna and SCC are parties to a Business Services Agreement under which SCC provides certain services to Magna and, on behalf of Magna, to its affiliates and associates located outside of Europe, for an annual fee. This Business Services Agreement was originally implemented in 2004 and has been extended on an annual basis since then, following review and approval by the CGCC and Board. This Business Services Agreement was most recently extended from January 1, 2009 to December 31, 2009 for an annual fee in an amount equal to one percent (1%) of Magna's Pre-Tax Profits Before Profit Sharing (as defined in the Corporate Constitution), such fee to be payable quarterly in arrears. For 2008 the annual fee was $3,484,000. Refer to "Compensation Discussion and Analysis — Determination of Amounts of Compensation — Determination of Compensation of Our Founder" and "Summary Compensation Table".

The terms and conditions of each of the four contracts described above, including the fees paid in respect of 2008 and to be paid in respect of 2009, were reviewed by the CGCC and unanimously approved by the Independent Directors as being fair and in the best interests of the Corporation.

Business Services Agreement

Effective as of January 1, 2009, Magna and BSI, an Ontario corporation, are parties to a Business Services Agreement under which BSI will make Ms. Stronach available to provide management, consulting and other business services to Magna and its subsidiaries. For the period from January 1, 2009 to December 31, 2009, the fee payable under the Business Services Agreement is $2,660,500, payable in cash, quarterly in arrears. For years after 2009, the consulting fee will be $110,500, plus 0.5% of Magna's Pre-Tax Profits Before Profit Sharing (as defined in Magna's Corporate Constitution). The variable portion of the consulting fees for years after 2009 will be paid ⅔ in cash and ⅓ in Incentive RSUs; however, in the event our financial statements are restated (other than by reason of a change in accounting policies), BSI is obligated to refund the applicable amount of the variable portion of the fees. The Business Services Agreement may be terminated at our option on 12-months prior written notice and in certain other circumstances, including Ms. Stronach's disability or death. The agreement also contains a 12-month non-solicitation and non-competition period following termination of the agreement. Incentive RSUs previously credited and stock options previously granted to Ms. Stronach continue in full force and effect in accordance with their original terms. The terms of the Business Services Agreement, including the fees to be paid in respect of 2009, were reviewed by the CGCC and unanimously approved by the Independent Directors as being fair and in the best interests of the Corporation.

INTERESTS OF MANAGEMENT AND OTHER INSIDERS IN CERTAIN TRANSACTIONS

Purchases of Class A Subordinate Voting Shares by Non-Independent Trusts

Two trusts (the "Trusts") make purchases of Class A Subordinate Voting Shares from time to time for transfer to the Canadian, U.S., U.K., German and Austrian equity participation and profit sharing plans, for transfer to employees in payment of bonuses or for sale or award to employees. During 2008, the Trusts borrowed up to $35 million interest-free from Magna to facilitate the purchase of Magna Class A Subordinate Voting Shares, principally for transfer to the Canadian, U.S., U.K., German and Austrian equity participation and profit sharing plans. This indebtedness was $24 million at December 31, 2008.

Purchases of Real Estate from MEC

During the fourth quarter of 2007, we entered into an agreement to purchase 225 acres of real estate located in Austria from a subsidiary of MEC for a total purchase price of $29 million. The transaction was reviewed by the CGCC, which relied on an independent real estate appraisal, and subsequently approved by the Independent Directors following the review and unanimous recommendation by the CGCC. The transaction closed in the first quarter of 2008.

During the first quarter of 2009, we entered into an agreement to purchase a real estate property in Oberwaltersdorf, Austria from a subsidiary of MEC for a total purchase price of $5.7 million. The closing of the transaction is expected to occur during the second quarter of 2009, following the satisfaction of customary closing conditions, including obtaining all necessary regulatory approvals. The transaction was reviewed by the CGCC, which relied on an independent real estate appraisal, and subsequently approved by the Independent Directors following the review and unanimous recommendation by the CGCC.

MEC Receivable

As at March 5, 2009, we were owed approximately C$1.9 million (the "MEC Receivable") from MEC in respect of head office rent and other shared services. On March 5, 2009, MEC and certain of its subsidiaries filed voluntary petitions for bankruptcy protection under Chapter 11 or the U.S. Bankruptcy Code in the U.S. Bankruptcy Court, District of Delaware and also sought and obtained recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice, under section 18.6 of the Companies' Creditors Arrangement Act in Canada. The MEC Receivable represents an unsecured obligation of MEC.

Operating Leases with MID

Magna and various of its subsidiaries lease land and buildings from MID under operating leases which Magna believes were effected on normal commercial terms at the time such leases were entered into. Rent and other related lease expenses paid by Magna and various of its subsidiaries to MID for 2008 were approximately $156 million. Magna expects that any future lease, construction or other arrangements with MID will be completed on arm's-length terms and conditions. Any material lease (including leases for new facilities, lease renewals and lease amendments for facility expansions), construction or other arrangements with MID are subject to review and approval by the CGCC in advance of any commitments by Magna or any of its subsidiaries to MID.

OTHER MATTERS

Indebtedness of Directors and Executive Officers

None of Magna's present or former directors or executive officers were indebted at any time during 2008 to Magna or its subsidiaries. None of Magna's or its subsidiaries' present or former employees were indebted at any time during 2008 to Magna or its subsidiaries in connection with the purchase of Magna's securities or securities of any of Magna's subsidiaries, excluding routine indebtedness or indebtedness that has been entirely repaid. As at the Record Date, the aggregate amount of indebtedness to Magna and its subsidiaries, incurred other than in connection with the purchase of securities of Magna or its subsidiaries, was approximately $1.9 million in the case of present and former employees of Magna and its subsidiaries.

Directors' and Officers' Insurance

Effective September 1, 2008, Magna renewed its directors' and officers' liability insurance for a one year renewal period. This insurance provides, among other coverages, coverage of up to $270 million (in the aggregate for all claims made during the policy year) for officers and directors of Magna and its subsidiaries. This policy does not provide coverage for losses arising from the intentional breach of fiduciary responsibilities under statutory or common law or from violations of or the enforcement of pollutant laws and regulations. The aggregate premium payable in respect of the policy year September 1, 2008 to September 1, 2009 for the executive indemnification portion of this insurance policy was approximately $2.7 million.

Shareholder Proposals and Communications

Proposals of shareholders intended to be presented at our Annual Meeting of Shareholders to be held in 2010 must be received by us at our principal executive offices on or before March 8, 2010 in order to be included in our 2010 Management Information Circular/Proxy Statement.

Contacting the Board of Directors

Shareholders wishing to communicate with any Independent Director may do so by contacting Magna's Lead Director through the office of the Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1, telephone (905) 726-7070.

Approval of Circular

The Board has approved the contents and mailing of this Circular.

Bassem A. Shakeel
Secretary
March 27, 2009

Magna files an Annual Information Form with the Ontario Securities Commission and a Form 40-F with the U.S. Securities and Exchange Commission. A copy of Magna's most recent Annual Information Form, this Circular and the Annual Report containing Magna's consolidated financial statements and MD&A, will be sent to any person upon request in writing addressed to the Secretary at Magna's principal executive offices set out in this Circular. Such copies will be sent to any shareholder without charge. Copies of Magna's disclosure documents and additional information relating to Magna may be obtained by accessing the disclosure documents available on the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Financial information is provided in Magna's comparative consolidated financial statements and MD&A for fiscal 2008. For more information about Magna, visit Magna's website at www.magna.com.

APPENDIX A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Magna is a public company in Canada and the United States, with Class A Subordinate Voting Shares and 6.5% Convertible Debentures listed on the Toronto Stock Exchange ("TSX") and Class A Subordinate Voting Shares listed on the New York Stock Exchange ("NYSE"). We are subject to regulation by the Canadian Securities Administrators ("CSA"), principally the Ontario Securities Commission ("OSC"), the U.S. Securities and Exchange Commission ("SEC"), the TSX and the NYSE. A discussion of our corporate governance policies and practices as against the CSA's corporate governance guidelines (reflected in National Policy 58-201) follows below. Additional disclosure regarding Magna's Audit Committee, including certain disclosure required by NI 52-110F1, can be found in our Annual Information Form dated March 27, 2009 which has been filed on SEDAR (www.sedar.com) and posted on the Corporate Governance section of Magna's website (www.magna.com). The Corporate Governance section of Magna's website also contains a discussion of the differences between Magna's corporate governance practices and policies and the NYSE Listing Standards (reflected in Section 303A of the NYSE Listed Company Manual).

The following describes our approach to corporate governance and reflects the structures, policies and procedures, in addition to the Corporate Constitution, which ensure that effective corporate governance practices are followed and the Board functions independently of Management.

Primary Governance Documents

Magna has a number of charters, policies and other documents which support our overall system of corporate governance, all of which are available on the Corporate Governance section of our website (www.magna.com), including the following:

- Restated Articles of Incorporation, which contain the Corporate Constitution discussed below;
- By-Laws;
- Board Charter;
- Audit Committee Charter;
- Corporate Governance and Compensation Committee Charter;
- Health and Safety and Environmental Committee Charter;
- Nominating Committee Charter;
- Code of Conduct and Ethics;
- Corporate Disclosure Policy; and
- Health, Safety & Environmental Policy.

Corporate Constitution

In 1984, Magna shareholders adopted our Corporate Constitution, which formalized corporate governance practices that had evolved over many years. The Corporate Constitution, as well as the various governance-related policies which preceded it, reflected our efforts to strike a balance among our stakeholders — employees, managers and investors — by defining their respective rights to participate in Magna's profits and growth, while at the same time subjecting Management to certain disciplines. The specific inclusion of such policies in a Corporate Constitution, which has formed part of our governing charter documents (Articles) and is therefore subject to enforcement by any shareholder, was (and continues to be) unprecedented to the knowledge of Management.

The policies reflected in the Corporate Constitution include the following:

- A majority of the members of the Board must be individuals who are not officers or employees of Magna or any of its affiliates, nor persons related to any such officers or employees.

- Magna shareholders are collectively entitled to annual dividend distributions which are not less than 20% of Magna's after-tax profits on average over a rolling three fiscal year basis and not less than 10% of Magna's after-tax profits with respect to each fiscal year (the "Dividend Policy").

- Magna Class A Subordinate Voting shareholders may directly elect two directors if Magna fails to achieve a 4% return on capital on average over a rolling two fiscal year basis, or the dividends required under the Dividend Policy are not distributed.
- Magna Class A Subordinate Voting and Class B shareholders, with each class voting separately, will have the right to approve any investment by us in an unrelated business in the event such investment together with all other investments in unrelated businesses exceeds 20% of our equity (the "Investment Policy").
- Certain specific distributions of pre-tax profits relating to employee profit participation (10%), to the support of social objectives (maximum 2%) and to research and development (minimum 7%) are required (the "Distribution Policy").
- The aggregate incentive bonuses paid or payable to Corporate Management in respect of any fiscal year shall not exceed 6% of Magna's Pre-Tax Profits Before Profit Sharing.

The policies reflected in the Corporate Constitution represent another aspect of our unique, entrepreneurial corporate culture, in addition to the operational and compensation philosophies described under "Compensation Discussion and Analysis".

Board Mandate

The Board operates pursuant to applicable law, under which the Board is charged with the responsibility of managing or supervising the management of the business and affairs of Magna. In doing so, directors are required to act honestly and in good faith with a view to the best interests of Magna and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In addition, the Board is also subject to the provisions of our Board Charter, which serves to clarify the Board's role and responsibilities and sets out requirements relating to its size, composition and independence, the administration of the Board, committee structure, and oversight responsibilities concerning the compensation and evaluation of Management. The Board Charter assigns the Board principal responsibility for the following items:

Satisfying Itself as to the Integrity of Management — The Board discharges this responsibility through the appointment of our Co-Chief Executive Officers and other members of Corporate Management. Additionally, the Board previously adopted and the Corporate Governance and Compensation Committee ("CGCC") oversees, the Code of Conduct and Ethics, which applies equally to Corporate Management, all other employees, as well as the Board. Breaches of the Code are reported to the Audit Committee, which maintains oversight responsibility for the handling of reported breaches. Both Committees are comprised entirely of Independent Directors.

Adoption of a Strategic Planning Process — Prior to the commencement of, or in the first month of, each fiscal year, the Board participates in at least one business planning and strategic planning meeting with Management at which specific product strategies and three year business plans are presented by members of Management and future trends and risks over a three to ten year horizon are jointly identified. Capital expenditure projections for the following fiscal year are reviewed and a budget approved at the conclusion of the strategic planning meeting. Updates on industry trends, product strategies, new product developments, major new business, capital expenditures and specific problem areas/action plans are presented by Management and discussed as part of a management report at each regular quarterly Board meeting.

Identification and Management of Principal Risks — By means of the annual business plan and strategy meeting(s) as well as quarterly updates by Management, the Board identifies and reviews with Management the principal business risks and receives reports of Management's assessment of and proposed responses to those risks as they develop in order to ensure that these risks are being appropriately managed. Additionally, both the Audit Committee and the Health and Safety and Environmental

Committee ("HSEC") play a role in identifying and implementing monitoring and other systems to deal with the risks which fall within their respective mandates. A discussion of some of the principal business risks Magna currently faces, as well as Magna's efforts to mitigate these risks, is contained in the "Industry Trends and Risks" section of Magna's MD&A contained in its Annual Report to Shareholders for the year ended December 31, 2008, as well as the Risk Factors section of Magna's Annual Information Form dated March 27, 2009.

Succession Planning and Appointment; Training and Monitoring of Executive Management — Magna's long-established policy of profit-based incentive compensation has continued to be implemented by the Corporate Governance and Compensation Committee at the corporate level in order to attract, retain and motivate skilled and entrepreneurial management and employees and to ensure that their level of compensation bears a direct relationship to management performance (as measured by profitability). Through its review of all officer appointments, particularly that of the Co-Chief Executive Officers, the Board and the Corporate Governance and Compensation Committee are involved in management succession and manpower planning issues. The Co-Chief Executive Officers also review management succession and development with the Corporate Governance and Compensation Committee as part of the annual Committee review process. While the responsibility for direct training has traditionally been left to Management, the Board satisfies itself that the necessary levels of skill and experience exist when reviewing and making appointments.

Maintenance of an Effective Communications Policy with Magna's Stakeholders — The Board has ensured that a program is in place to effectively communicate with Magna's stakeholders, including shareholders, employees and the general public. This program includes our Corporate Disclosure Policy, pursuant to which we have designated certain authorized spokespersons to communicate with the public on our behalf, and a Corporate Disclosure Committee which reviews all material public disclosures. A copy of this Corporate Disclosure Policy is available on our website (www.magna.com). Under this policy, our investor relations personnel are responsible for responding to all shareholder and analyst communications and for the operation of its investor communications program. This program includes quarterly open conference calls/webcasts to present the financial results for each quarter and the complete fiscal year. Presentations are made at each Annual Shareholders Meeting which explain our business results for the prior fiscal year and business objectives and strategies for the future. Management reports quarterly to the Board on the financial markets and major shareholder activity. The Board reviews and approves all material investor communications, including press releases involving the dissemination of quarterly financial information and all material regulatory disclosure documents. The Board and Management also place great emphasis on our employee communications program, which is administered by our Human Resources Department, particularly the management of our unique Employee Charter. This program includes regular employee communications meetings, the publication of a newsletter (Magna People) and an employee annual report as well as the maintenance of an employee Hotline, the Good Business Line, divisional employee advocates and divisional fairness committees to directly address individual employee concerns.

Ensuring that Effective Systems Are in Place to Monitor the Integrity of Internal Control and Management Information Systems — The Board, through the Audit Committee (which oversees the activities of Magna's Internal Audit Department) and Health and Safety and Environmental Committee, assumes responsibility for ensuring that effective systems are in place to monitor the integrity of our internal control and management information systems in their delegated areas. Both the Audit Committee and Health and Safety and Environmental Committee meet at least quarterly. In addition to its regular audits of our divisions, the Internal Audit Department has reviewed and tested our internal controls in connection with Management's certification of internal controls for purposes of NI 52-109 and Section 404 of the Sarbanes-Oxley Act. The Audit Committee receives updates on and reviews the status of our internal controls over financial reporting at each Committee meeting.

Developing Magna's System of, and Overall Approach to, Corporate Governance — The Board has developed our system of and approach to corporate governance, as reflected in the Board Charter and the various Committee Charters, and it monitors and implements necessary changes based on the recommendations of the Corporate Governance and Compensation Committee.

The Board Charter also identifies specific matters which the Board is responsible for approving. These matters are in addition to any matters the Board is specifically required to approve under applicable law and include:

- interim and annual financial statements;
- strategic plans, business plans and capital expenditure budgets;
- raising of debt or equity capital and other major financing activities;
- hiring, compensation and succession for our Co-Chief Executive Officers and other members of Corporate Management;
- major organizational restructurings;
- material acquisitions and divestitures; and
- major corporate policies.

The Board Charter is reviewed annually by the Corporate Governance and Compensation Committee, which recommends to the Board any changes the Committee believes is advisable.

Board Composition

As of the date of this Circular, the Board currently consists of 13 directors, 9 of whom (or 69%) are independent, including the Lead Director, Mr. Harris.

Current Members	Independent	Non-Independent
Erik E. Eberhardson	✓	
Michael D. Harris	✓	
Lady Barbara Judge	✓	
Louis E. Lataif	✓	
Donald Resnick	✓	
Belinda Stronach		✓
Frank Stronach		✓
Franz Vranitzky	✓	
Donald J. Walker		✓
Gregory C. Wilkins	✓	
Siegfried Wolf		✓
James D. Wolfensohn	✓	
Lawrence D. Worrall	✓	

The CGCC has been delegated the responsibility of reviewing Director independence and making recommendations to the Board with respect to each Director's independence, following which the Board makes a determination of each Director's independence. Information collected from Directors through questionnaires and other sources provides the information required to determine the nature and extent of each Director's relationships, if any, with Magna and its controlling shareholder. The definition of independence contained in the CSA's NI 58-101, NP 58-201 and NI 52-110 is applied to the specific circumstances of each Director to determine his or her independence. This definition looks to the existence of a material relationship between the Director and Magna in order to determine whether the Director is able to exercise independent judgment. The definition of independence utilized by NYSE is also applied.

In determining the independence of the six Independent Directors nominated for election by shareholders in connection with our May 6, 2009 annual meeting of shareholders, the Board considered the following:

- Mr. Harris is a consultant and advisor to a law firm which provides some minor legal services to Magna from time to time. In 2008, we did not pay any fees to such firm and in 2007 we paid less than $2,500 to such firm. Accordingly, the Board has determined Mr. Harris to be independent on the basis that the services provided by such law firm are not material to either Magna or the law firm.
- Mr. Lataif served as Lead Director and a member of the Audit Committee and Corporate Governance and Compensation Committee of Intier Automotive Inc. ("Intier"), one of our former "spinco" public company subsidiaries between August 2001 and April 2005. Mr. Lataif also served as an independent director and member of the Special Committee of Independent Directors, Special Independent Committee and Corporate Governance, Human Resources and Compensation Committee of Magna Entertainment Corp. ("MEC") between October 2002 and May 2007. The Board believes that Mr. Lataif's service as an independent director on Intier's Board is beneficial to Magna and does not affect his independence and that his service on MEC's Board does not affect his independence as it did not overlap with his service on our Board.
- Mr. Worrall was formerly employed (until June 2000) by General Motors, our largest customer; however, the Board believes that such past relationship is beneficial for Magna due to the industry experience, insight and contacts gained. Mr. Worrall served as an independent director and Chair of the Audit Committee of Intier between August 2001 and April 2005. The Board believes that Mr. Worrall's service as an independent director on Intier's Board and his former relationship with General Motors are beneficial for Magna and do not affect Mr. Worrall's independence.
- Lady Judge and Messrs. Resnick and Vranitzky do not have relationships with Magna, other than as directors, or with its controlling shareholder.

Each of Messrs. Walker and Wolf are considered to be non-independent since they hold executive management positions with Magna and are indirect shareholders and directors of M Unicar. Mr. Stronach is considered to be non-independent since he is an associate of Stronach & Co. and Stronach Consulting Corp., firms which provide consulting services to certain Magna affiliates, and a trustee and a member of the class of potential beneficiaries of the Stronach Trust, which indirectly controls M Unicar, Magna's controlling shareholder. Ms. Stronach is considered to be non-independent since she holds an executive management position with Magna and is a trustee and member of the potential class of beneficiaries of the Stronach Trust.

From time to time, a Director may have a conflict of interest with respect to a matter being decided by the Board. In such instances, the conflicted Director is required to declare his interest and abstain from voting on the matter before the Board. In instances where a Director may be involved in a material transaction with Magna, securities rules and regulations relating to related party transactions (including such things as the formation of a special committee comprised solely of Independent Directors, obtaining a formal valuation, circulation of a proxy circular and the holding of a special meeting and obtaining minority shareholder approval) are complied with as applicable.

Board Chair and Lead Director

Our Chairman, Mr. Stronach, is considered an associate of Magna as a result of his relationship with the Stronach Trust. In order to ensure that the Board successfully carried out its duties, the Board first appointed a Lead Director in 1996, and Mr. Harris was appointed Lead Director in 2007. In his capacity as Lead Director, Mr. Harris' duties include representing Magna's Independent Directors in discussions with senior Management on corporate governance issues and other matters, assisting in ensuring that the Board functions independently of Management and performing such other duties and responsibilities as are delegated by the Board from time to time.

Board and Director Meetings

The Board acts through regularly scheduled meetings which are held on a quarterly basis, with additional meetings scheduled as required and separate planning and corporate strategy meetings held annually. The Board met eight times in 2008 with additional communication between senior Management and the Board between meetings on an informal basis and through Committee meetings. For Director attendance records, refer to "Business of the Annual Meeting — Board of Directors".

The Independent Directors met separately at six meetings of the Board in 2008.

Board Committees

Magna has four standing Board Committees — the Audit Committee, the Corporate Governance and Compensation Committee, the Health and Safety and Environmental Committee and the Nominating Committee. Each standing Committee operates pursuant to Magna's by-laws and a written charter, the full text of which is available on the Corporate Governance section of Magna's website (www.magna.com).

From time to time, the Board has established special committees composed entirely of Independent Directors to review and make recommendations on specific matters.

Audit Committee

The Audit Committee met six times during fiscal 2008.

Purpose

The purpose of the Audit Committee is to provide assistance to the Board in fulfilling its oversight responsibilities to our shareholders with respect to:

- the integrity of our financial statements and the financial reporting process;
- our compliance with legal and regulatory requirements;
- the qualifications and independence of our independent Auditor;
- the performance of our Internal Audit Department as well as the independent Auditor; and
- the preparation of the Audit Committee Report in our proxy circulars, including the Audit Committee Report contained in this Circular.

In fulfilling its purpose, the Committee has the responsibility of maintaining free and open communication between the Board, the independent Auditor, the internal auditors and Management and monitoring their performance, recognizing that the independent Auditor is ultimately responsible to the Audit Committee, the Board and Magna's shareholders.

Composition

The Audit Committee Charter mandates a committee composed of between three and five independent directors, each of whom is "financially literate" and at least one of whom is a "financial expert" (as such terms are defined under applicable law). No member of the Audit Committee may serve as a member of the audit committees of more than three other boards of directors of other public companies. Magna's Audit Committee fully complies with these requirements.

Current Members	Independent	Financially Literate	Financial Expert	Serves on less than 3 other Audit Committees
Donald Resnick (Chairman)	✓	✓	✓	✓
Louis E. Lataif	✓	✓		✓
Lawrence D. Worrall	✓	✓	✓	✓

Each member had 100% attendance at Audit Committee meetings during 2008.

All of the Independent Directors have a standing invitation to attend any meeting of the Audit Committee.

Role of Chairman

The Chairman of the Audit Committee generally provides leadership to enhance the effectiveness of the Audit Committee and act as the liaison between it and the Board. The Chairman also manages the Audit Committee's activities and meetings, including by establishing a meeting schedule for each year, managing any outside legal or other experts retained by the Audit Committee and managing the process of reporting to the Board on its activities.

Access to Information, Advisors

In performing their duties and responsibilities, the members of the Audit Committee have full access to and the right to discuss any matters relating to such duties with any or all of:

- Management;
- any employee of Magna;
- Internal Audit Department staff;
- the independent Auditor; and
- any of our advisors.

Additionally, the Audit Committee has the authority to retain outside financial, legal and other experts (at our expense) as it deems reasonably necessary to assist and advise it in carrying out its duties and responsibilities.

Other

The Audit Committee has established and maintains a process for the review and pre-approval of all services and related fees to be paid to the independent Auditor, pursuant to which the Audit Committee pre-approved fees for fiscal 2008 and 2009.

Charter Review

The Audit Committee annually reviews and reassesses the adequacy of its Charter, including most recently in February 2009. No revisions were made to the Audit Committee Charter as a result of this review.

Corporate Governance and Compensation Committee

The CGCC met nine times during 2008.

Purpose

Pursuant to the CGCC Charter, the CGCC is responsible for:

- developing our overall system of corporate governance;
- monitoring compliance with applicable corporate governance requirements;
- assessing the Board's effectiveness in governance matters;
- generally making recommendations to the Board with respect to corporate governance;
- reviewing and making recommendations to the Board with respect to compensation for Corporate Management, as well as incentive and equity compensation generally;
- administering certain aspects of our stock option plan and pension plan; and
- making recommendations to Management with respect to management succession planning.

Composition

The CGCC Charter mandates a committee composed of between three and five directors, none of whom are employees of Magna and a majority of whom are independent. Magna's CGCC fully complies with these requirements.

Current Members	Independent
Michael D. Harris (Chairman)	✓
Lady Barbara Judge	✓
Donald Resnick	✓

Each member had 100% attendance at CGCC meetings during 2008. There are no Board or Committee interlocks involving members of the CGCC. Mr. Klaus Mangold, an Independent Director, also served as a member of the CGCC until March 9, 2009.

All of the Independent Directors have a standing invitation to attend any meeting of the CGCC.

Role of Chairman

The Chairman of the CGCC generally provides leadership to enhance the effectiveness of the CGCC and act as the liaison between it and the Board as well as between the CGCC and Corporate Management. The Chairman also manages the CGCC's activities and meetings, manages any outside legal or other advisors retained by the CGCC and manages the process of reporting to the Board on the CGCC's activities and related recommendations.

Access to Advisors

The CGCC has the authority to retain outside compensation, legal and/or other advisors (at our expense) as it deems reasonably necessary to assist and advise it in carrying out its duties and responsibilities.

Charter Review

The CGCC annually reviews and reassesses the adequacy of its charter, including most recently in February 2009. No revisions were made to the CGCC Charter as a result of this review.

Health and Safety and Environmental Committee

The HSEC met four times during 2008.

Purpose

Pursuant to the HSEC Charter, the HSEC is responsible for:

- ensuring that health, safety and environmental policies, procedures and programs are developed and implemented and the principles set forth in our Employee's Charter and Health and Safety and Environmental Policy are met;
- assisting the Board and Management in respect of the review of compliance by us and our subsidiaries with health, safety and environmental laws and regulations, as well as internal policies, procedures and programs established by us; and
- ensuring that a proper system is in place to conduct and to review environmental and health and safety audits and assessments.

The HSEC works directly with our environmental and human resources management teams to ensure that management systems are in place to minimize environmental, health and safety risks and to ensure the existence of appropriate controls in such areas. The HSEC reports to the Board as material matters arise, but not less than annually.

Composition

The HSEC Charter mandates a committee composed of between two and five directors. Magna's HSEC fully complies with this requirement.

Current Members	Independent
Donald Resnick (Chairman)	✓
Lawrence D. Worrall	✓

Each member had 100% attendance at HSEC meetings during 2008.

All of the Directors have a standing invitation to attend any meeting of the HSEC.

Access to Advisors

The HSEC has the authority to retain outside legal and/or other advisors (at our expense) as it deems reasonably necessary to assist and advise it in carrying out its duties and responsibilities.

Charter Review

The HSEC annually reviews our Health and Safety and Environmental Policy and recommends changes to such policy, if any, to the Board. On February 26, 2007, the Board approved the Health and Safety and Environmental Committee Charter. The HSEC annually reviews and reassesses the adequacy of its charter, including most recently in February 2009. No revisions were made to the HSEC Charter as a result of this review.

Nominating Committee

The Nominating Committee met once in 2008.

Purpose

The Nominating Committee assists the Board in ensuring it is appropriately constituted in order to meet its fiduciary obligations, including by reviewing the mix of skills, characteristics and expertise represented by current Board members.

Composition

The Nominating Committee Charter mandates a committee composed of between two and five directors. Magna's Nominating Committee fully complies with this requirement.

Current Members	Independent
Frank Stronach (Chairman)	X
Michael D. Harris	✓

Messrs. Stronach and Harris attended the sole Nominating Committee meeting during 2008. Mr. Klaus Mangold, an Independent Director, also served as a member of the Nominating Committee until March 9, 2009.

Access to Advisors

The Nominating Committee has the authority to retain outside legal and/or other advisors (at our expense) as it deems reasonably necessary to assist and advise it in carrying out its duties and responsibilities.

Charter Review

The Nominating Committee annually reviews and reassesses the adequacy of its Charter, which it most recently did in March 2009. No revisions were made to the Charter as a result of this review.

Position Descriptions	The Board currently does not have separate written position descriptions for the Lead Director, the Chairman of the Board or the Chairmen of the Board's Committees; however, the Audit Committee Charter and the CGCC Charter each contain a section outlining the role of the Chair of such Committee. The role of each of the Lead Director and Chairman of the Board is delineated in part through the Board Charter, which contains a description of the role of the Lead Director, and the various Committee Charters or authorizing resolutions. Additionally, there is a clear understanding of the roles and responsibilities among the Lead Director, the Chairman of the Board, the Chairmen of the Board Committees and Management, based on historical practice and legal precedent. The Board has not developed formal position descriptions for the Co-Chief Executive Officers; however, there is a clear understanding between Management and the Board through historical practice and legal precedent that all transactions or other matters of a material nature must be presented by Management for approval by the Board. Additionally, as previously indicated, the Board has also adopted a Board Charter setting forth specific items which require Board approval.
Orientation and Continuing Education	We ensure that new Board recruits are provided with a basic understanding of our business, as well as our Board and Committee structure, to assist them in contributing effectively from the commencement of their election by shareholders or appointment by the Board, as applicable. This includes an orientation manual as well as the opportunity for each new member to meet with senior Management and operational personnel and to visit manufacturing and other facilities. Following their election or appointment to the Board, Board members accept standing invitations to visit operational facilities and engage in discussions with individual corporate or operational managers. In addition, Board members are encouraged to participate in programs provided by the Institute of Corporate Directors (ICD) and others as well as to participate in educational programs provided by the ICD and attend the ICD Corporate Governance College at the University of Toronto or the equivalent program at McMaster University. Mr. Resnick has participated in ICD and other "audit" related programs and Mr. Harris has completed the ICD Corporate Governance College program under Magna's sponsorship.
Ethical Business Conduct	We have adopted a Code of Conduct and Ethics (the "Code"), a copy of which is available on the Corporate Governance section of our website. The Code addresses a number of issues, including: • employment practices and workers' rights; • compliance with law; • conducting business with integrity, fairness and respect; • fair dealings with customers and suppliers; • accurate financial reporting; • the conduct of senior financial officers; • improper securities trading; • public disclosures of material information; • compliance with antitrust and competition laws; • environmental responsibility and occupational health and safety; • conflicts of interest; • protection of employees' personal information and protection by employees of our confidential information; and • observance of our corporate policies. The Code applies equally to all of our directors, officers and employees. Any director or executive officer who requires a waiver from any provision of the Code must obtain it in advance from the CGCC, and any waiver granted to a director or executive officer will be publicly disclosed as required by applicable law. Any employee (other than an executive officer) who requires a waiver from any provision of the Code must obtain it from our Chief Legal Officer, Corporate Secretary or senior human resources officer. To date, no waivers have been sought or granted in respect of the Code.

We have also adopted a whistleblowing hotline, referred to as the Good Business Line. The Good Business Line is accessible by stakeholders (including employees, customers, suppliers and others) for the reporting of accounting irregularities, fraud, bribery, kickbacks, insider trading, violations of the Code and other similar matters. Magna's Audit Committee maintains oversight of the Good Business Line with complaints submitted through it being investigated by the Internal Audit Department.

The Code is reviewed annually by the CGCC and compliance with the Code is monitored by such Committee. Over the years, we have implemented a number of mechanisms which could serve to bring breaches or potential breaches of the Code to the attention of Management, including the Employee Hotline, Good Business Line, Fairness Committees and Employee Advocates. To the extent that any breaches of the Code are identified, Management is required to inform the CGCC.

Nomination of Directors

One of the standing committees of the Board is the Nominating Committee, which is comprised of the Chairman and our Lead Director. The Nominating Committee assists the Board in ensuring it is appropriately constituted in order to meet its fiduciary obligations, including by reviewing the mix of skills, characteristics and expertise represented by current Board members.

Compensation

The Independent Directors are currently paid certain annual retainer, per meeting and other fees referred to under "Board, Board Committees and Director Compensation — Director Compensation". In addition, Independent Directors are entitled to receive a grant of options in respect of 5,000 Class A Subordinate Voting Shares upon appointment or election to the Board and following completion of each five years of service. The form and adequacy of these compensation levels are reviewed every two years relative to comparator companies of similar size and global presence, both within and outside the automotive industry, in order to determine the appropriate level of compensation which realistically reflects the responsibilities and risks involved in serving as a Board member. These fees were last revised effective January 1, 2008.

Assessments

In prior years, our Directors were sent board effectiveness questionnaires which include items assessing:

- the Board's role and responsibilities;
- Board organization and operations;
- Board effectiveness; and
- each of the Board's Committees.

Included in the questionnaires were self-assessment questions relating to Directors' performance on the Board and, where applicable, on Board Committees. These questionnaires were summarized, with the summary results presented to the CGCC and the Board as a whole. In addition, each Director's questionnaire and the summary results were reviewed with that Director by the Lead Director. Feedback from the questionnaires was returned to the Lead Director and the CGCC so that it can determine how to address any issues identified. For 2008, we have adopted a system of direct interviews between the Lead Director and each Independent Director, with feedback from such interviews being presented by the Lead Director to the CGCC.

MAGNA

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